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Exihibit 99.1

Stelmar Shipping Ltd.
Status Center
2A Areos Street
Vouliagmeni
GR-166 71 Athens Greece

October 14, 2004

Dear Shareholder:

        Our board of directors has unanimously approved an agreement and plan of merger providing for the acquisition of Stelmar by affiliates of Fortress Investment Group LLC. If the merger is completed, each of your shares of Stelmar common stock will be converted into the right to receive $38.55 in cash. This price represents a premium of 55% over the closing price of Stelmar common stock on May 14, 2004, the last trading day before the public announcement of a proposal to acquire Stelmar, and a premium of 8% over the closing price of Stelmar common stock on September 17, 2004, the last trading day before the merger was publicly announced.

        We will hold a special meeting of Stelmar shareholders at InterContinental The Barclay New York, 111 East 48th Street, New York, New York on Tuesday, November 16, 2004, at 10:00 a.m. (Eastern Standard Time). At the special meeting, we will ask you to approve and authorize the agreement and plan of merger. Your vote is very important. Completion of the merger requires that the holders of a majority of the outstanding shares of Stelmar common stock entitled to vote at the special meeting approve and authorize the agreement and plan of merger. Whether or not you plan to attend the special meeting in person, please submit your proxy card without delay. A failure to vote will have the same effect as a vote "against" the merger. Voting by proxy will not prevent you from voting your shares in person if you subsequently choose to attend the special meeting. We encourage you to read the accompanying proxy statement carefully because it explains the proposed merger and other related matters.

        Our board of directors, after consultation with its financial and legal advisors, has unanimously determined that the merger is in the best interests of Stelmar and our shareholders. Accordingly, the board has unanimously approved the agreement and plan of merger and unanimously recommends that you vote "FOR" the approval and authorization of the agreement and plan of merger at the special meeting.

        I join the other members of the board of directors in recommending that you vote for the approval and authorization of the agreement and plan of merger. After you have reviewed the enclosed materials, please sign, date and return your proxy card as soon as possible.

        Thank you for your support.

Sincerely,

Nicholas Hartley
Chairman of the Board

        If you have any questions about the merger, or need assistance in voting your shares, please call the firm assisting us in the solicitation of proxies, Innisfree M&A Incorporated, at +1 (888) 750-5834 (toll-free from the U.S. and Canada) or +1 (646) 822-7410 (call collect from other locations). Banks and brokers may call collect at +1 (212) 750-5833.

        This proxy statement is first being mailed to Stelmar shareholders on or about October 15, 2004.

Stelmar Shipping Ltd.
Status Center
2A Areos Street
Vouliagmeni
GR-166 71 Athens Greece

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held on November 16, 2004

To Shareholders:

        A special meeting of shareholders of Stelmar Shipping Ltd., a Liberian corporation ("Stelmar"), will be held at InterContinental The Barclay New York, 111 East 48th Street, New York, New York on Tuesday, November 16, 2004, at 10:00 a.m. (Eastern Standard Time), for the following purposes:

          1.     To consider and vote upon a proposal to approve and authorize the Agreement and Plan of Merger, dated September 20, 2004, among Stelfort III Holding Inc., a Liberian corporation (as assignee of Castlehill Trading Limited) and a subsidiary of Fortress Investment Fund III LP and certain affiliated funds, Stelfort III Acquisition Inc., a Liberian corporation (as assignee of Ansber Trading Limited) and a wholly owned subsidiary of Stelfort III Holding Inc., and Stelmar, pursuant to which Stelfort III Acquisition Inc. will be merged with and into Stelmar, and Stelmar will continue as the surviving corporation of the merger. As a result of the merger, Stelmar will become an indirect subsidiary of Fortress Investment Fund III LP and certain affiliated funds and each share of common stock, par value $0.02 per share, of Stelmar outstanding immediately prior to the effective time of the merger (other than shares held in the treasury of Stelmar, shares owned by Stelfort III Acquisition Inc., Stelfort III Holding Inc. or any direct or indirect wholly owned subsidiary of Stelfort III Holding Inc. immediately prior to the effective time of the merger and shares for which dissenters' rights have been properly exercised under Liberian law) will be converted into the right to receive $38.55 in cash, without interest; and

          2.     To transact such other business as may properly come before the special meeting.

        Only shareholders who hold shares of record as of the close of business on October 14, 2004 are entitled to receive notice of and to vote at the special meeting. Whether or not you plan to attend the special meeting in person, please submit your proxy card without delay. Voting by proxy will not prevent you from voting your shares in person if you subsequently choose to attend the special meeting. If you fail to return your proxy card, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting and will have the same effect as a vote "against" the approval and authorization of the agreement and plan of merger.

        You may revoke a proxy at any time before it is voted at the special meeting by executing and returning a proxy card dated later than the previous one, by attending the special meeting in person and casting your vote by ballot or by submitting a written revocation to Stelmar's Secretary at Status Center, 2A Areos Street, Vouliagmeni, GR-166 71 Athens, Greece, before we take the vote at the special meeting. If you hold your shares through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding revocation of proxies.

        Stelmar shareholders who do not wish to accept the merger consideration for their shares of Stelmar common stock may dissent from the merger and exercise dissenters' rights for those shares, subject to the requirements of Liberian law.

By order of the board of directors,

Olga Lambrianidou
Secretary

Athens, Greece
October 14, 2004

2

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING	1
SUMMARY OF THE MERGER	3
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION	8
THE PARTIES TO THE MERGER	9
THE SPECIAL MEETING	10
Time, Place and Purpose of the Special Meeting	10
Record Date and Voting	10
Required Vote	10
Proxies; Revocation	11
Adjournments and Postponements	11
THE MERGER	12
Background of the Merger	12
Reasons for the Merger	15
Recommendation of the Board of Directors of Stelmar	17
Opinion of Morgan Stanley	17
Summary of Presentations and Analyses of Morgan Stanley and Jefferies	18
Financing of the Merger	23
Our Projections	23
Financial Interests of Stelmar's Directors and Senior Management in the Merger	25
Liberian Tax Consequences	28
Material U.S. Federal Income Tax Consequences	28
Regulatory Approvals	30
THE MERGER AGREEMENT	31
Structure and Effective Time	31
Merger Consideration	31
Treatment of Stock Options and Restricted Stock	31
Exchange and Payment Procedures	32
Articles of Incorporation and By-Laws	32
Directors and Officers	33
Representations and Warranties	33
Covenants	35
Conditions to the Merger	39
Termination of the Merger Agreement	40
Termination Fees and Expense Reimbursement	40
Amendment and Waiver	41
Assignment	41
MARKET PRICE OF STELMAR COMMON STOCK AND DIVIDEND INFORMATION	42
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND SENIOR MANAGEMENT	43
DISSENTERS' RIGHTS	44
SUBMISSION OF SHAREHOLDER PROPOSALS	46
WHERE YOU CAN FIND ADDITIONAL INFORMATION	46
Appendix A	Agreement and Plan of Merger, dated September 20, 2004
Appendix B	Opinion, dated September 19, 2004, of Morgan Stanley & Co. Incorporated
Appendix C	Sections 10.7 and 10.8 of the Liberian Business Corporation Act, as amended —Dissenters' Rights

i

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

Q:
When and where is the special meeting of our shareholders?

A:
The special meeting of Stelmar shareholders will take place at InterContinental The Barclay New York, 111 East 48th Street, New York, New York on Tuesday, November 16, 2004, at 10:00 a.m. (Eastern Standard Time).

Q:
What matters will we be asked to vote on at the special meeting?

A:
At the special meeting, you will be asked:

•
to approve and authorize the agreement and plan of merger (which we refer to as the merger agreement in this proxy statement) with affiliates of Fortress Investment Group LLC; and

•
to transact such other business as may properly come before the special meeting.

Q:
What is the required vote to approve and authorize the merger agreement?

A:
The merger can be completed only if holders of at least a majority of the outstanding Stelmar common stock vote "FOR" the approval and authorization of the merger agreement. Each share of Stelmar common stock is entitled to one vote.

Q:
Who may vote at the special meeting?

A:
Only holders of record of Stelmar common stock as of the close of business on October 14, 2004 may vote at the special meeting. As of October 14, 2004, there were 17,565,549 shares of Stelmar common stock outstanding and entitled to vote.

Q:
How does our board of directors recommend that I vote?

A:
Our board of directors unanimously recommends that you vote "FOR" the approval and authorization of the merger agreement at the special meeting. You should read the section of this proxy statement entitled "The Merger—Reasons for the Merger" beginning on page 15 for a discussion of the factors that our board of directors considered in deciding to recommend the approval and authorization of the merger agreement.

Q:
What do I need to do now?

A:
After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible. You may vote your shares prior to the special meeting by signing and returning the enclosed proxy card. If you hold your shares in "street name" (which means that you hold your shares through a bank, brokerage firm or nominee), you must vote in accordance with the directions on the voting instruction card that your bank, brokerage firm or nominee provides to you.

Q:
If my shares are held in "street name" by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:
No. Your bank, brokerage firm or nominee cannot vote your shares without instructions from you. You should instruct your bank, brokerage firm or nominee how to vote your shares, following the directions on the voting instruction card that your bank, brokerage firm or nominee provides to you.

Q:
What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:
Abstaining from voting or failing to instruct your bank, brokerage firm or nominee to vote your shares will have the same effect as a vote "against" the merger.

Q:
Can I change my vote after I have mailed my proxy card?

A:
Yes. You may change your vote at any time before your proxy is voted at the special meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, by attending the special meeting in person and casting your vote by ballot or by submitting a written revocation to Stelmar's Secretary at Status Center, 2A Areos Street, Vouliagmeni, GR-166 71 Athens, Greece, before we take the vote at the special meeting. If you hold your shares through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies.

Q:
Should I send in my share certificates now?

A:
No. After we complete the merger, you will receive written instructions for returning your share certificates. These instructions will tell you how and where to send in your share certificates in order to receive the merger consideration.

Q:
What if I object to the merger?

A:
Under applicable Liberian law, you have the right to dissent and demand payment of the fair value of your shares if the merger is completed. However, you must follow the procedures under Liberian law explained in this proxy statement in order to do so. In order to preserve your dissenters' rights, Liberian law requires, among other things, that (i) you file with Stelmar, before the meeting of shareholders at which the merger is submitted to a vote, or at such meeting but before the vote, written objection to the merger stating that you intend to demand payment for your shares if the merger is consummated and (ii) you do not vote in favor of the approval and authorization of the merger agreement at such meeting. From and after the effective time of the merger, you will cease to have any rights as a shareholder of Stelmar except to receive the merger consideration or, if you file with Stelmar an election to dissent in which you demand payment for your shares in accordance with applicable Liberian law, the fair value of your shares.

Q:
Who can help answer my questions?

A:
If you have questions about the special meeting or the merger after reading this proxy statement, please contact our proxy solicitor, Innisfree M&A Incorporated, at +1 (888) 750-5834 (toll-free from the U.S. and Canada) or +1 (646) 822-7410 (call collect from other locations). Banks and brokers may call collect at +1 (212) 750-5833.

SUMMARY OF THE MERGER

        This summary highlights selected information from this proxy statement about the merger but may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement, including the appendices. We have included page references in parentheses to direct you to a more detailed description in the proxy statement of the items presented in this summary.

The Parties to the Merger (page 9)

Stelmar Shipping Ltd.

Stelmar Shipping Ltd.
Status Center
2A Areos Street
Vouliagmeni GR-166 71 Athens
Greece
Tel: +30 210 891 7200

        Stelmar, founded in 1992, is an international provider of petroleum products and crude oil transportation services. Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately six years. Its 40 vessel fleet consists of 24 Handymax, 13 Panamax and three Aframax tankers. The fleet includes two leased Aframax and nine leased Handymax vessels.

Stelfort III Holding Inc.

Stelfort III Holding Inc.
c/o Fortress Investment Fund III LP
c/o Fortress Investment Group LLC
1251 Avenue of the Americas, 16th floor
New York, NY 10020
United States of America
Tel: +1 (212) 798-6100

        Stelfort III Holding Inc., which we refer to as Parent in this proxy statement, is a Liberian corporation and a subsidiary of Fortress Investment Fund III LP and certain affiliated funds. Such funds are affiliates of Fortress Investment Group LLC, which we refer to as Fortress in this proxy statement. Parent was formed in connection with the merger by affiliates of Fortress and to date has engaged in no activities other than activities incident to its formation and the completion of the merger.

        Fortress is a global alternative investment and asset management firm founded in 1998 with approximately $10 billion in equity capital currently under management. With headquarters in New York, Fortress and its affiliates have offices in London, Rome, Frankfurt and Geneva. Fortress manages capital for a diverse group of investors including approximately 300 leading pension funds, endowments and foundations, financial institutions, funds of funds and high net worth individuals.

Stelfort III Acquisition Inc.

Stelfort III Acquisition Inc.
c/o Fortress Investment Fund III LP
c/o Fortress Investment Group LLC
1251 Avenue of the Americas, 16th floor
New York, NY 10020

United States of America
Tel: +1 (212) 798-6100

        Stelfort III Acquisition Inc., which we refer to as Merger Sub in this proxy statement, is a Liberian corporation and a wholly owned subsidiary of Parent. Merger Sub was formed in connection with the merger by affiliates of Fortress and to date has engaged in no activities other than activities incident to its formation and the completion of the merger.

The Merger (page 31)

        Subject to the terms and conditions of the merger agreement, Merger Sub will merge with and into Stelmar, and Stelmar will continue as the surviving corporation of the merger. As a result of the merger, Stelmar will become an indirect subsidiary of affiliates of Fortress.

Merger Consideration (page 31)

        If we complete the merger, you will have the right to receive $38.55 in cash for each share of Stelmar common stock that you hold. No interest will be paid on the merger consideration.

Board Recommendation (page 17)

        Our board of directors has determined, by a unanimous vote, that the merger is in the best interests of Stelmar and its shareholders and has unanimously approved the merger agreement. Our board unanimously recommends that you vote "FOR" the approval and authorization of the merger agreement at the special meeting.

Opinion of Morgan Stanley (page 17 and Appendix B)

        On September 19, 2004, Morgan Stanley & Co. Incorporated, which we refer to as Morgan Stanley in this proxy statement, rendered to our board of directors its oral opinion, which was subsequently confirmed in writing, that, as of that date and based upon and subject to the considerations and assumptions set forth in its opinion, the consideration to be received by holders of shares of Stelmar common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The opinion does not address any other aspects of the merger, and Morgan Stanley expresses no opinion or recommendation as to how the holders of Stelmar common stock should vote with respect to the merger. We include the full text of Morgan Stanley's opinion in Appendix B to this proxy statement. We urge you to read the Morgan Stanley opinion carefully and in its entirety for a description of the assumptions made, matters considered and limitations of the review undertaken by Morgan Stanley.

Treatment of Stock Options and Restricted Stock (page 31)

        The merger agreement provides that all outstanding options to purchase Stelmar common stock, whether or not vested or exercisable, will be cancelled in connection with the completion of the merger. Each holder of options to purchase Stelmar common stock will be entitled to receive an amount in cash, subject to any applicable withholding taxes, equal to the excess, if any, of $38.55 over the applicable per share exercise price of each such option, multiplied by the number of shares of Stelmar common stock subject to each such option as of the effective time of the merger.

        The merger agreement provides that all outstanding shares of restricted Stelmar common stock will be cancelled in connection with the completion of the merger. Each holder of restricted Stelmar common stock will be entitled to receive an amount in cash, subject to any applicable withholding taxes, equal to the number of shares of restricted Stelmar common stock held by such holder multiplied by $38.55.

Material U.S. Federal Income Tax Consequences (page 28)

        The merger will be a taxable transaction for U.S. federal income tax purposes. If you are a U.S. holder of Stelmar common stock, you generally will recognize capital gain or loss on the receipt of cash in exchange for your shares of Stelmar common stock measured by the difference, if any, between the cash you receive in the merger and your adjusted tax basis in your shares of Stelmar common stock. Such gain will be short-term gain or long-term gain depending on your holding period in your Stelmar common stock. We urge you to consult your own tax advisor to determine the particular tax consequences to you (including the application and effect of any state, local or foreign income and other tax laws) of the receipt of cash in exchange for shares of Stelmar common stock pursuant to the merger.

Procedure for Receiving Merger Consideration (page 32)

        Promptly after the effective time of the merger, a paying agent appointed by Parent will mail a letter of transmittal and instructions to you. The letter of transmittal and instructions will tell you how to surrender your share certificates in exchange for the merger consideration. You should not return your share certificates with the enclosed proxy card, and you should not forward your share certificates to the paying agent without a letter of transmittal.

Financing of the Merger (page 23)

        The merger agreement does not contain any financing condition. The merger will be financed through an equity contribution by affiliates of Fortress and any co-investors and a loan facility provided by The Royal Bank of Scotland plc, which we refer to as RBS in this proxy statement.

Financial Interests of Stelmar's Directors and Senior Management in the Merger (page 25)

        Our directors and members of senior management may have interests in the merger that are different from, or in addition to, yours, including the following:

  •
  our directors will have their stock options cancelled in connection with the merger and will receive a cash payment for each share of Stelmar common stock underlying their stock options equal to the excess, if any, of $38.55 over the option exercise price, subject to any applicable withholding taxes;

  •
  our directors and members of senior management will have their shares of restricted Stelmar common stock cancelled in exchange for a cash payment equal to the number of shares of restricted Stelmar common stock held by them multiplied by $38.55, subject to any applicable withholding taxes;

  •
  our non-executive directors have received meeting fees in connection with the review of the strategic alternatives for Stelmar;

  •
  we have entered into employment agreements with four of our executives that provide for enhanced severance benefits, including various lump-sum payments, if their employment is terminated under certain circumstances within six months after the merger;

  •
  while our Chief Executive Officer has engaged in preliminary discussions with representatives at Fortress regarding possible compensation structures for senior management following the merger, there are no agreements relating to senior management's continuing role at Stelmar, other than senior management's existing employment agreements with Stelmar as described in this proxy statement;

  •
  after the effective time of the merger, Stelmar, as the surviving corporation in the merger, will honor all obligations to indemnify the current or former directors and officers of Stelmar and its subsidiaries for acts or omissions by such directors and officers occurring at or prior to the effective time of the merger, to the extent such obligations existed on September 20, 2004; and

  •
  after the effective time of the merger Stelmar, as the surviving corporation in the merger, will use its commercially reasonable efforts to maintain in effect for six years our current directors' and officers' liability insurance policies (or substitute policies of the same coverage with no less favorable terms and conditions).

No Solicitation of Transactions (page 36)

        The merger agreement contains restrictions on our ability to solicit or initiate the submission of or to engage in discussions or negotiations with third parties regarding change of control transactions involving Stelmar. Notwithstanding these restrictions, under certain circumstances, our board of directors may participate in discussions or negotiations with, and furnish information to, a party making an unsolicited proposal for such a transaction on terms that our board determines, after having received advice from its legal or financial advisors, are more favorable to the shareholders of Stelmar and may terminate the merger agreement to proceed with such a transaction.

Conditions to the Merger and Expected Timing (page 39)

        The completion of the merger is subject to the satisfaction or, if permissible, waiver of a number of conditions, including approval and authorization of the merger agreement by holders of a majority of the outstanding shares of Stelmar common stock entitled to vote at the special meeting.

        We expect to complete the merger shortly after all the conditions to the merger have been satisfied or, if permissible, waived. We currently expect to complete the merger in the fourth quarter of 2004, but we cannot be certain when or if the conditions will be satisfied or, if permissible, waived.

Regulatory Approvals (page 30)

        Under the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen), the merger cannot be consummated until the Federal Cartel Office, which we refer to as the FCO in this proxy statement, has given its clearance to consummate the merger or the prescribed waiting period has elapsed. The filing for the clearance decision was made with the FCO on September 28, 2004. On October 11, 2004, the FCO gave its clearance to consummate the merger.

Termination of the Merger Agreement (page 40)

        Stelmar and Parent may upon due authorization by their respective boards of directors agree in writing to terminate the merger agreement at any time prior to the effective time of the merger, even after Stelmar shareholders have approved and authorized the merger agreement. The merger agreement may also be terminated at any time prior to the effective time of the merger by either Parent or Stelmar if:

  •
  the effective time of the merger has not occurred on or before January 31, 2005, so long as the failure of the merger to occur by this time is not the result of the failure of the terminating party to fulfill any obligation under the merger agreement;

  •
  a governmental authority has enacted, issued, promulgated, enforced or entered any law, order or injunction that has the effect of making completion of the merger illegal or otherwise preventing or prohibiting completion of the merger; or

  •
  the merger agreement is not approved and authorized by the requisite vote of Stelmar shareholders at the special meeting of the shareholders.

        Parent may also terminate the merger agreement if, prior to the effective time of the merger, our board of directors:

  •
  withdraws or modifies in a manner adverse to Parent or Merger Sub its recommendation of the merger agreement; or

  •
  approves or recommends an alternative acquisition proposal.

        In addition, Stelmar may terminate the merger agreement if our board of directors withdraws or modifies in a manner adverse to Parent or Merger Sub its recommendation of the merger agreement.

Termination Fees and Expense Reimbursement (page 40)

        If the merger agreement is terminated prior to the effective time of the merger because our board withdraws or modifies in a manner adverse to Parent or Merger Sub its recommendation of the merger agreement or approves or recommends an alternative acquisition proposal, Stelmar will be required to pay Parent a termination fee of $20 million plus the actual and reasonable out-of-pocket transaction expenses of Parent, Ansber Trading Limited and Merger Sub.

        If the merger agreement is terminated because it is not approved and authorized by the requisite vote of Stelmar shareholders at the special meeting, Stelmar will be required to pay Parent a fee of $6 million.

Dissenters' Rights (page 44 and Appendix C)

        Under applicable Liberian law, you have the right to dissent and demand payment of the fair value of your Stelmar common stock if the merger is completed. However, you must follow the procedures under Liberian law explained in this proxy statement in order to do so. In order to preserve your dissenters' rights, Liberian law requires, among other things, that (i) you file with Stelmar, before the meeting of shareholders at which the merger is submitted to a vote, or at such meeting but before the vote, written objection to the merger stating that you intend to demand payment for your shares if the merger is consummated and (ii) you do not vote in favor of the approval and authorization of the merger agreement at such meeting. From and after the effective time of the merger, you will cease to have any rights as a shareholder of Stelmar except to receive the merger consideration or, if you file with Stelmar an election to dissent in which you demand payment for your shares, the fair value of your shares.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

        This proxy statement, and the documents to which we refer you in this proxy statement, contain forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act in this proxy statement) concerning future events and Stelmar's operations, performance and financial conditions, the expected completion and timing of the merger and other information relating to the merger. Words such as "expects", "intends", "plans", "believes", "anticipates", "estimates", and variations of such words and similar expressions are intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Stelmar. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

  •
  changes in production of or demand for oil and petroleum products, either generally or in particular regions;

  •
  the cyclical nature of the tanker industry and its dependence on oil markets;

  •
  the supply of tankers available to meet the demand for transportation of petroleum products;

  •
  greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping;

  •
  changes in trading patterns significantly impacting overall tanker tonnage requirements;

  •
  competitive factors in the markets in which Stelmar and its subsidiaries operate;

  •
  risks associated with operations outside the United States; and

  •
  other factors listed from time to time in Stelmar's filings with the U.S. Securities and Exchange Commission, which we refer to as the SEC in this proxy statement.

        We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this proxy statement, or the documents to which we refer you in this proxy statement, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

THE PARTIES TO THE MERGER

Stelmar Shipping Ltd.

        We are a Liberian corporation founded in 1992. Our principal executive offices are at Status Center, 2A Areos Street, Vouliagmeni, GR-166 71 Athens, Greece, and our telephone number is +30 210 891 7200. We are an international provider of petroleum products and crude oil transportation services. We operate one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately six years. Our 40 vessel fleet consists of 24 Handymax, 13 Panamax and three Aframax tankers. The fleet includes two leased Aframax and nine leased Handymax vessels. One hundred percent of the fully owned fleet is double-hull. In addition, four of the leased vessels are double-hull and the remaining seven are double-sided.

Stelfort III Holding Inc.

        Stelfort III Holding Inc., which we refer to as Parent in this proxy statement, is a Liberian corporation and a subsidiary of Fortress Investment Fund III LP and affiliated funds. Such funds are affiliates of Fortress. To date, Parent has engaged in no activities other than activities incident to its formation and the completion of the merger. The mailing address of Parent's principal executive offices is c/o Fortress Investment Fund III LP, c/o Fortress Investment Group LLC, 1251 Avenue of the Americas, 16th floor, New York, NY 10020. Parent's telephone number is +1 (212) 798-6100.

        Fortress is a global alternative investment and asset management firm founded in 1998 with approximately $10 billion in equity capital currently under management. With headquarters in New York, Fortress and its affiliates have offices in London, Rome, Frankfurt and Geneva. Fortress manages capital for a diverse group of investors including approximately 300 leading pension funds, endowments and foundations, financial institutions, funds of funds and high net worth individuals.

Stelfort III Acquisition Inc.

        Stelfort III Acquisition Inc., which we refer to as Merger Sub in this proxy statement, is a Liberian corporation and a wholly owned subsidiary of Parent. Merger Sub was formed in connection with the merger by affiliates of Fortress and to date has engaged in no activities other than activities incident to its formation and the completion of the merger. The mailing address of Merger Sub's principal executive offices is c/o Fortress Investment Fund III LP, c/o Fortress Investment Group LLC, 1251 Avenue of the Americas, 16th floor, New York, NY 10020. Merger Sub's telephone number is +1 (212) 798-6100.

THE SPECIAL MEETING

Time, Place and Purpose of the Special Meeting

        This proxy statement is being furnished to our shareholders as part of the solicitation of proxies by our board of directors for use at the special meeting of Stelmar shareholders to be held at InterContinental The Barclay New York, 111 East 48th Street, New York, New York on November 16, 2004, at 10:00 a.m. (Eastern Standard Time). The purpose of the special meeting is for you to consider and vote upon a proposal to approve and authorize the merger agreement. Completion of the merger requires that the holders of a majority of the outstanding shares of Stelmar common stock entitled to vote at the special meeting approve and authorize the merger agreement. A copy of the merger agreement is attached as Appendix A to this proxy statement. This proxy statement and the enclosed form of proxy are first being mailed to our shareholders on or about October 15, 2004.

Record Date and Voting

        The holders of record of shares of Stelmar common stock as of the close of business on the record date, which was October 14, 2004, are entitled to receive notice of, and to vote at, the special meeting. On the record date, there were 17,565,549 shares of Stelmar common stock outstanding.

        The holders of a majority of the shares of Stelmar common stock that were outstanding on the record date, represented in person or by proxy, will constitute a quorum for purposes of the special meeting. A quorum is necessary to hold the special meeting. Any shares of Stelmar common stock held in treasury by Stelmar or by any of its subsidiaries are not considered to be outstanding for purposes of determining a quorum. Abstentions and properly executed broker non-votes will be counted as shares present and entitled to vote for purposes of determining a quorum. "Broker non-votes" result when the beneficial owners of shares do not provide specific voting instructions to their brokers. Under the rules of the New York Stock Exchange, Inc., which we refer to as the NYSE in this proxy statement, brokers are precluded from exercising their voting discretion with respect to the approval of non-routine matters such as the merger, and, thus, absent specific instructions from the beneficial owner of those shares, brokers are not empowered to vote the shares with respect to the approval of such matters.

Required Vote

        Each share of Stelmar common stock that was outstanding on the record date entitles the holder to one vote at the special meeting. Completion of the merger requires the approval and authorization of the merger agreement by holders of a majority of the outstanding shares of Stelmar common stock entitled to vote at the special meeting. Because the vote is based on the number of shares of Stelmar common stock outstanding rather than on the number of votes cast, failure to vote your shares (including as a result of broker non-votes), and votes to abstain, are effectively votes "against" the merger. You may vote your shares of Stelmar common stock by signing, dating and returning the enclosed proxy card by mail or by appearing and voting in person by ballot at the special meeting.

        If you hold your shares through a bank, brokerage firm or nominee, you must vote in accordance with the directions on the voting instruction card that your bank, brokerage firm or nominee provides to you. Please note that your custodian may permit you to vote by telephone or via the internet, as detailed on your voting instruction form.

        Regardless of whether you plan to attend the special meeting, please vote your shares as described above as soon as possible to ensure that your shares are represented at the meeting.

        As of the record date, our directors and members of senior management owned an aggregate of approximately 93,987 shares of Stelmar common stock, entitling them to exercise approximately 0.535% of the voting power of Stelmar common stock entitled to vote at the special meeting. These directors and members of senior management have indicated that they intend to vote in favor of the approval and authorization of the merger agreement.

Proxies; Revocation

        If you vote your shares of Stelmar common stock by signing a proxy, your shares will be voted at the special meeting as you indicate on your proxy card. If no instructions are indicated on your signed proxy card, your shares will be voted "FOR" the approval and authorization of the merger agreement.

        You may revoke your proxy at any time before your proxy is voted at the special meeting. A proxy may be revoked prior to the vote at the special meeting in any of three ways:

  •
  by executing and returning a proxy card dated later than the previous one to Stelmar's Secretary at Status Center, 2A Areos Street, Vouliagmeni, GR-166 71 Athens, Greece;

  •
  by attending the special meeting in person and casting your vote by ballot; or

  •
  by submitting a written revocation to Stelmar's Secretary at Status Center, 2A Areos Street, Vouliagmeni, GR-166 71 Athens, Greece.

        Attendance at the special meeting will not, in itself, constitute revocation of a previously granted proxy. If you hold your shares of Stelmar common stock through a bank, brokerage firm or nominee, you may revoke or change a previously given proxy by following the instructions provided to you by such bank, brokerage firm or nominee.

        We do not expect that any matter other than the proposal to approve and authorize the merger agreement will be brought before the special meeting. If, however, such a matter is properly presented at the special meeting or any adjournment or postponement of the special meeting, the persons appointed as proxies will have discretionary authority to vote the shares represented by duly executed proxies in accordance with their discretion and judgment.

        We will pay the cost of soliciting proxies for the special meeting. In addition to soliciting proxies by mail, our directors, officers and employees may solicit proxies personally and by telephone, facsimile or other electronic means of communication. These persons will not receive additional or special compensation for such solicitation services. We will, upon request, reimburse banks, brokerage firms and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions. We have also retained Innisfree M&A Incorporated to assist us in the solicitation of proxies for the special meeting and will pay Innisfree M&A Incorporated a fee of $50,000 for its services and will also reimburse it for its out-of-pocket expenses.

Adjournments and Postponements

        Although not expected, the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. If a quorum is present at the special meeting, any adjournment or postponement may be made without notice by approval of the holders of a majority of the outstanding shares of Stelmar common stock present in person or represented by proxy at the special meeting. Any signed proxies received by Stelmar will be voted in favor of an adjournment or postponement in these circumstances. If a quorum is not present at the special meeting, any adjournment or postponement may be made by sending a copy of the notice of the adjourned or postponed meeting to each shareholder by mail, facsimile or other electronic means of communication. If the meeting is adjourned, the board may fix a new record date for the adjourned meeting, in which case a notice of the adjourned meeting will be given to each shareholder of record on the new record date. If you transfer your shares of Stelmar common stock prior to any such new record date, you may not be entitled to vote on the merger. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow shareholders of Stelmar who have already sent in their proxies to revoke them at any time before they are voted at the special meeting.

THE MERGER

Background of the Merger

        On May 16, 2004, Mr. Nicholas Hartley, the Chairman and one of the independent directors of our board, received a telephone call from Mr. Stelios Haji-Ioannou in which Mr. Haji-Ioannou unexpectedly informed Mr. Hartley that companies controlled by Mr. Haji-Ioannou and his brother and sister, which owned at that time an aggregate of approximately 27% of Stelmar's outstanding common stock, intended to enter into support agreements with OMI Corporation, to be publicly disclosed the following day, whereby, among other things, those companies would, under certain circumstances, support a business combination of Stelmar and OMI. Mr. Haji-Ioannou then asked Mr. Hartley to speak with Mr. Craig Stevenson, Jr., the Chairman and Chief Executive Officer of OMI, who was with Mr. Haji-Ioannou at the time of the call. Mr. Stevenson advised Mr. Hartley of OMI's interest in a business combination with Stelmar and asked Mr. Hartley if he would meet to discuss such interest further. Mr. Hartley agreed to do so.

        On May 17, 2004, OMI announced that it had commenced discussions to combine OMI with Stelmar, had executed the support agreements and had committed, subject to satisfactory due diligence, to make an offer to our board to enter into a merger agreement.

        On May 18, 2004, Mr. Hartley, together with Mr. Peter Goodfellow, our Chief Executive Officer, and Mr. Terence Coghlin, an independent director of Stelmar, met with Mr. Stevenson, Mr. Haji-Ioannou and a representative of OMI's financial advisor. After a brief introduction and summary by Mr. Haji-Ioannou of the background of the support agreements and his views regarding a business combination between OMI and Stelmar, Mr. Hartley stated that he and Messrs. Coghlin and Goodfellow were unwilling to proceed with the meeting unless OMI's financial advisor withdrew from the meeting. The representative of OMI's financial advisor left the meeting, and Mr. Haji-Ioannou elected to do so as well. Messrs. Hartley, Goodfellow, Coghlin and Stevenson then proceeded with the meeting, and Mr. Stevenson reviewed the proposed terms of a business combination between OMI and Stelmar and described the rationale for the transaction. He indicated that OMI would make an offer as soon as possible and said that he hoped that our board would recommend a transaction. Mr. Hartley responded by saying that, when an offer was received, the directors would consider it.

        By letter to Mr. Hartley dated May 20, 2004, Mr. Stevenson submitted a non-binding proposal for a stock-for-stock merger of OMI and Stelmar in which each shareholder of Stelmar would receive approximately 3.1 shares of OMI common stock for each of such shareholder's shares of Stelmar common stock; following the merger with OMI, Stelmar shareholders would own approximately 40.5% of the combined company. Alternatively, OMI proposed to pay up to 25% of the consideration in cash. As Mr. Stevenson stated in the letter, OMI's proposal implied a premium of approximately 35% to Stelmar's closing price on May 14, 2004, the last day before OMI's interest in a combination with Stelmar became publicly known. The proposal was based on publicly available information and was subject to satisfactory completion of due diligence, agreement on all material terms and the finalization of a formal contract.

        On May 25, 2004, OMI filed a statement on Schedule 13D with the SEC stating that, if OMI and Stelmar did not reach an agreement, OMI would explore all of its options, including exploring available avenues to call a special meeting of our shareholders, or to have the shareholders act by written consent, or to install a board of directors committed to exploring a business combination transaction in the interests of our shareholders, acquiring Stelmar common stock, directly or indirectly, in open-market or privately negotiated transactions or commencing an exchange or tender offer for Stelmar common stock. The Schedule 13D also included the letter of May 20 from Mr. Stevenson to Mr. Hartley and OMI's agreements with the companies controlled by Mr. Haji-Ioannou and his brother and sister.

        Following receipt and disclosure of the OMI proposal, we received inquiries from other parties regarding potential transactions.

        On May 27, 2004, our board met to discuss the OMI proposal and designated a steering committee comprising three independent directors to lead the board's review of the proposal and to act as the liaison between our board and our financial and legal advisors with respect to such proposal. Our board also authorized and directed the retention of Morgan Stanley & Co. Incorporated and Jefferies & Company, Inc. to act as financial advisors to assist the directors in considering the OMI proposal. In light of the statements made by OMI in the Schedule 13D filed on May 25, 2004, and to provide adequate time to consider the OMI proposal as well as other alternatives, our board, after discussion and with the advice of Seward & Kissel LLP, Stelmar's corporate and securities counsel, unanimously agreed to amend our By-Laws to eliminate the ability of shareholders to call a special meeting, to act by written consent or to bring any business before special meetings of Stelmar shareholders. On June 1, 2004, we furnished to the SEC a copy of our amended By-Laws under cover of Form 6-K. In addition, on June 1, 2004, our board retained Shearman & Sterling LLP to advise it regarding OMI's proposal and related matters, including the fiduciary obligations of our directors.

        By letter to Mr. Hartley dated June 2, 2004, Mr. Stevenson stated that the OMI proposal would expire on June 9, 2004 unless Stelmar and OMI had commenced substantive discussions prior to that date.

        On June 4, 2004, the members of the steering committee and all other directors except Terence Coghlin, who had a scheduling conflict, met to review the OMI proposal with our financial and legal advisors. At that meeting, our legal advisors advised the directors regarding their fiduciary duties in considering and responding to OMI's proposal. In addition, our financial advisors reviewed their analysis of the OMI proposal as well as other strategic alternatives that might be available to Stelmar, including the alternative of remaining an independent company. Mr. Coghlin subsequently reviewed these analyses with representatives of Morgan Stanley.

        The full board met on June 6, 2004. At that meeting, our financial advisors addressed additional questions raised by directors regarding their review and analysis and our legal advisors again briefed the board on its fiduciary obligations. After extensive discussion, our board unanimously determined that OMI's proposal was not in the best interests of all Stelmar shareholders and that it should not enter into discussions with OMI regarding its proposal.

        On June 7, 2004, we issued a press release announcing the decision of our board. On June 9, 2004, OMI announced that it had withdrawn its proposal. In its press release, OMI also stated that it would be willing to engage in discussions with us if our board expressed a willingness to do so. The press release also stated that OMI would continue to evaluate other options to deliver superior value for its shareholders.

        Following our board's decision regarding the OMI proposal, our management, financial advisors and investor relations advisors were contacted by a number of institutional shareholders of Stelmar, some of whom urged our board to reassess our current strategic business plan and to consider all available alternatives. In addition, the Chairman of our board and representatives of our senior management met or spoke with shareholders to discuss their views. During this period, we also received indications of interest from two parties regarding possible business combinations (including one of the parties which had previously made an inquiry following disclosure of the OMI proposal). These developments were discussed at meetings of the board held on June 10, 2004 and June 14, 2004 and at a meeting of the independent directors on June 21, 2004. At the request of our board, our financial advisors began to prepare a more complete analysis of strategic alternatives available to us to be discussed at the next board meeting.

        At a meeting held on June 25, 2004, our board reviewed a stand-alone business plan with our senior management and financial advisors. Our financial advisors also presented their analysis of other strategic alternatives that might be available to us. Following a detailed discussion, our board authorized management and our financial advisors to review all strategic alternatives, including the continuation of our existing stand-alone strategy.

        On June 28, 2004, we issued a press release announcing that our board had authorized our management and financial advisors to review strategic alternatives for enhancing shareholder value, including the continued execution of our stand-alone business strategy, as well as a range of possible alternatives, such as acquisitions, strategic alliances, business combinations, the sale of the company and other alternatives. The press release noted that the strategic review would not necessarily result in any change in our business strategy or in any agreement or transaction.

        At a meeting of the steering committee held on July 1, 2004, our financial advisors provided the steering committee with an update on the strategic review process. Following this discussion, the steering committee instructed the financial advisors to prepare a further updated report for presentation to the full board at the meeting scheduled for July 8, 2004. At that meeting, our financial advisors updated the board on recent discussions with potential strategic partners. The board also discussed with its financial and legal advisors considerations relevant to various structural alternatives.

        Over the three months following the June 28 announcement, we contacted, or were contacted by, 17 parties regarding a wide range of possible transactions, including asset acquisitions by us, business combinations and the acquisition of the company. Although OMI was invited to participate in the process, it declined to do so.

        All interested parties were asked to submit a written proposal. Proposals for a variety of different transactions, including the acquisition of, or business combination with, Stelmar, were submitted by seven parties, including Fortress, which, by letter dated July 16, 2004, proposed to acquire Stelmar in a cash merger transaction. Of the seven parties that submitted proposals, four parties executed confidentiality agreements with us and were provided access to a data room in order to conduct a diligence review of the company. As part of the diligence review, members of our senior management made presentations about our business and operations to four interested parties. No interested party was excluded by us from consideration in the process.

        Our board refused to negotiate on an exclusive basis with any interested party. One party that made a preliminary business combination proposal subject to an exclusivity agreement elected not to proceed in the process because our board refused to enter into such an agreement.

        Beginning at the end of July, our board held weekly telephonic meetings during which directors were briefed by our financial and legal advisors on the status of the process.

        Following completion of its diligence review, each interested party was asked to submit a definitive offer. Three parties submitted definitive offers to acquire Stelmar in cash merger transactions. In addition, one party submitted a definitive offer to sell vessels to Stelmar in a transaction in which it would receive a minority interest in Stelmar and be given representation on our board.

        Our board met on September 8, 2004 to review these offers as well as other strategic alternatives. Our financial and legal advisors briefed the board on the status of discussions with the interested parties and the financial and contractual terms of each offer. In addition, our financial advisors made a presentation of their valuation analyses of Stelmar (for a more detailed description of such presentation and valuation analyses, see the section of this proxy statement entitled "Summary of Presentations and Analyses of Morgan Stanley and Jefferies" beginning on page 18). Following extensive discussion, our board directed our advisors to continue discussions with all interested parties. Later that day, one of the parties that had proposed a cash merger transaction withdrew from the process.

        On September 17, 2004, our board met and further discussed the terms of each interested party's proposal. On that same day, at the request of our board, our financial advisors distributed supplementary materials to the board.

        During the period from September 8, 2004 to September 19, 2004, our financial and legal advisors continued their discussions with the remaining interested parties. Each party proposing the acquisition of Stelmar was advised to make its best and final offer on both financial and contractual terms on or before September 19. Final offers were received by the Chairman of our board and Morgan Stanley from Fortress and one other party on September 19, 2004.

        At a meeting held on September 19, 2004, our board was informed of the terms of the final offers. At that meeting, our legal advisors again advised the board regarding its fiduciary obligations and reviewed the terms of the merger agreements with each bidder and related matters. Our financial advisors reviewed the financial terms of the different merger proposals, noting that the Fortress offer was the highest. The financial advisors also updated the valuation analyses presented at the September 8 meeting (for a more detailed description of such updated valuation analyses, see the section of this proxy statement entitled "Summary of Presentations and Analyses of Morgan Stanley and Jefferies" beginning on page 18). Representatives of Morgan Stanley then delivered the oral opinion of Morgan Stanley, which was subsequently confirmed in writing, that, as of that date, the consideration to be received by holders of shares of Stelmar common stock pursuant to the merger agreement with affiliates of Fortress was fair from a financial point of view to such holders (for a more detailed description of such written opinion, see the section of this proxy statement entitled "Opinion of Morgan Stanley" beginning on page 17).

        Following discussion, our board unanimously determined that the merger with affiliates of Fortress, upon the terms and conditions set forth in the merger agreement, is in the best interests of Stelmar and our shareholders and unanimously approved the merger agreement.

        Following the meeting, the merger agreement was executed by the parties. On September 20, 2004, Stelmar issued a press release announcing that our board had unanimously approved the merger agreement.

Reasons for the Merger

        After careful consideration and after consultation with its financial and legal advisors, our board of directors has unanimously determined that the merger is in the best interest of Stelmar and its shareholders. In reaching its determination, our board of directors considered a number of factors, including the following:

  •
  the merger consideration of $38.55 offered by Fortress, which was the highest price offered by any interested party in a competitive process and reflects a premium of 55% over the closing price of Stelmar common stock on May 14, 2004, the last trading day before announcement of a proposal to acquire Stelmar;

  •
  the fact that the Fortress offer was the result of a publicly disclosed and comprehensive review conducted over a three-month period by our board of directors, with the assistance of its financial and legal advisors, of the strategic alternatives available to Stelmar, including the continued execution of our stand-alone business strategy, asset acquisitions, strategic alliances, a business combination or the sale of Stelmar;

  •
  the current and historical market price of Stelmar common stock;

  •
  the environment in which we operate and our competitive position in the industry;

  •
  our business, operations, financial condition, business strategy and prospects, as well as the risks associated with the continued execution of our strategy on a stand-alone basis and the prospects of realizing our strategic goals;

  •
  the potential value of other strategic alternatives available to us, including the alternative of remaining an independent company, and the risks and uncertainties associated with those alternatives;

  •
  the presentations by Morgan Stanley and Jefferies containing their financial analyses with respect to Stelmar and the strategic alternatives available to it;

  •
  the oral opinion of Morgan Stanley delivered to the board on September 19, 2004 and subsequently confirmed in writing that, as of such date, the consideration to be received by holders of shares of Stelmar common stock pursuant to the merger agreement was fair from a financial point of view to such holders (see the section of this proxy statement entitled "Opinion of Morgan Stanley" beginning on page 17);

  •
  the provisions of the merger agreement, which are the product of an arm's-length and extensive negotiation between the parties;

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  the absence in the merger agreement of a financing condition, the capacity of Fortress to finance the merger on behalf of Parent and Merger Sub and the inclusion in the merger agreement only of customary conditions to closing;

  •
  our right under certain circumstances to furnish information to and participate in discussions and negotiations with third parties and to terminate the merger agreement to accept a superior offer, subject to our obligation to pay a termination fee to Parent and to reimburse it for its actual and reasonable transaction expenses; and

  •
  the fact that an all-cash transaction will be taxable to the Stelmar shareholders for U.S. federal income tax purposes.

        Our board of directors also considered potential risks relating to the merger, including the following:

  •
  the risks and costs to Stelmar if the merger is not completed, including the diversion of management and employee attention, potential employee attrition and our ability to execute our stand-alone business strategy;

  •
  our obligation to pay a termination fee and expenses to Parent if the merger agreement is terminated under certain circumstances, which might deter other parties from making a competing offer to acquire the company;

  •
  the restrictions on the conduct of our business prior to completion of the merger, which may delay or prevent us from exploiting business opportunities that may arise pending completion of the merger; and

  •
  the interests of our senior management in the merger, which may differ from those of our shareholders (see the section of this proxy statement entitled "Financial Interests of Stelmar's Directors and Senior Management in the Merger" beginning on page 25).

        The foregoing discussion of the information and factors considered by our board of directors is not intended to be exhaustive, but includes the material factors considered by our board. In view of the variety of factors considered in connection with its evaluation of the merger, our board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors. After weighing all of the different factors, our board of directors unanimously determined to recommend that Stelmar shareholders vote "FOR" the approval and authorization of the merger agreement at the special meeting.

Recommendation of the Board of Directors of Stelmar

        The board of directors of Stelmar has unanimously determined that the merger is in the best interests of Stelmar and its shareholders. The board has unanimously approved the merger agreement and unanimously recommends that shareholders of Stelmar vote "FOR" the approval and authorization of the merger agreement at the special meeting.

Opinion of Morgan Stanley

        Pursuant to engagement letters dated as of May 25, 2004 and May 29, 2004, we retained Morgan Stanley and Jefferies, respectively, to act as our financial advisors. We selected Morgan Stanley and Jefferies based on their respective qualifications, expertise and reputation. At the meeting of our board of directors on September 19, 2004, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, that, as of such date and based upon and subject to the considerations and assumptions set forth in such opinion, the consideration to be received by holders of shares of Stelmar common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of Morgan Stanley, dated September 19, 2004, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached as Appendix B to this proxy statement. We urge you to read the opinion carefully and in its entirety. Morgan Stanley's opinion is directed to our board of directors and addresses only, as of the date of the opinion, the fairness from a financial point of view to the holders of shares of Stelmar common stock of the consideration to be received by such holders pursuant to the merger agreement. The opinion does not address any other aspect of the merger and does not constitute a recommendation to any holder of shares of Stelmar common stock as to how to vote with respect to the merger.

        The summary of the opinion of Morgan Stanley set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion.

        In connection with rendering its opinion, Morgan Stanley, among other things:

  •
  reviewed certain publicly available financial statements and other business and financial information of Stelmar;

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  reviewed certain internal financial statements and other financial and operating data concerning Stelmar prepared by the management of Stelmar;

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  reviewed certain financial projections prepared by the management of Stelmar;

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  discussed the past and current operations and financial condition and the prospects of Stelmar with senior executives of Stelmar;

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  reviewed the reported prices and trading activity for Stelmar common stock;

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  compared the financial performance of Stelmar and the prices and trading activity of Stelmar common stock with that of certain other comparable publicly-traded companies and their securities;

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  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  •
  participated in discussions and negotiations among representatives of Stelmar and Fortress and their financial and legal advisors;

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  reviewed the draft, dated September 19, 2004, of the merger agreement and certain related documents; and

  •
  performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

        In rendering its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to it by Stelmar for the purposes of its opinion. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best then-currently available estimates and judgments of Stelmar's future financial performance.

        Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Stelmar, nor was it furnished with any such appraisals. Morgan Stanley assumed that the merger would be completed in accordance with the terms set forth in the draft of the merger agreement reviewed by it. Morgan Stanley's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion.

Summary of Presentations and Analyses of Morgan Stanley and Jefferies

        The following is a summary of the presentation of Morgan Stanley and Jefferies given to our board on September 19, 2004, including the supplemental materials provided to the board by Morgan Stanley and Jefferies on September 17, 2004, and sets forth a summary of the analyses performed by Morgan Stanley and Jefferies and utilized by Morgan Stanley in connection with its opinion of September 19, 2004. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses prepared by Morgan Stanley and Jefferies, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

  Historical Share Price Performance

        Morgan Stanley and Jefferies reviewed the historical performance of Stelmar common stock and also compared such performance with the stock performance of a peer group index comprising Frontline Limited, General Maritime Corporation, OMI Corporation, Overseas Shipholding Group, Teekay Shipping Corporation, Tsakos Energy Navigation Ltd. and A/S Dampskibsselskabet Torm. Morgan Stanley and Jefferies noted that over the 18-month period ended September 6, 2004 Stelmar generally was valued at a discount to its net asset value and traded at the lower end of its peer group based on multiples of net asset values.

        Morgan Stanley and Jefferies noted that the Stelmar trading price on May 14, 2004, the last trading day prior to the date of the announcement of OMI Corporation's proposal regarding a potential business combination transaction with Stelmar, was $24.95 per share and that the trading range for the six-month period ended May 14, 2004 for Stelmar common stock was $19.6 per share to $29.4 per share. Morgan Stanley and Jefferies also noted that the Stelmar trading price on September 17, 2004, the last trading day prior to the date of the announcement of the merger, was $35.55 and that the trading range for the six-month period ended September 17, 2004 for Stelmar common stock was $23.6 per share to $35.6 per share. Morgan Stanley and Jefferies then compared both of these trading prices and trading ranges to the merger consideration of $38.55 per share. Morgan Stanley and Jefferies also calculated the closing and average daily closing prices for Stelmar common shares for certain time periods ending on May 14, 2004 and September 17, 2004 and calculated the premium that the merger consideration of $38.55 per share represented over the closing prices. The results of these calculations appear in the table below:

	Closing Share Price	% Premium Represented by $38.55 per Share Merger Consideration
May 14, 2004(1)	$24.95	54.5%
September 17, 2004(2)	$35.55	8.4%
Three Months Ending May 14, 2004—Average Closing Price	$27.33	41.1%
Three Months Ending May 14, 2004—High Price	$29.35	31.3%
Three Months Ending May 14, 2004—Low Price	$23.56	63.6%
Six Months Ending May 14, 2004—Average Closing Price	$25.09	53.6%
Six Months Ending May 14, 2004—High Price	$29.35	31.3%
Six Months Ending May 14, 2004—Low Price	$19.55	97.2%
Three Months Ending September 17, 2004—Average Closing Price	$32.59	18.3%
Three Months Ending September 17, 2004—High Price	$35.55	8.4%
Three Months Ending September 17 2004—Low Price	$29.70	29.8%
Six Months Ending September 17, 2004—Average Closing Price	$30.55	26.2%
Six Months Ending September 17, 2004—High Price	$35.55	8.4%
Six Months Ending September 17, 2004—Low Price	$23.56	63.6%

(1)
Last trading day prior to the date of the announcement by OMI Corporation of its proposal regarding a business combination with Stelmar.

(2)
Last trading day prior to the announcement by Stelmar of the merger.

  Comparable Companies Analysis

        Morgan Stanley and Jefferies compared Stelmar's financial information with publicly available information for the tanker shipping companies included in the peer group. Morgan Stanley and Jefferies selected companies for the peer group that operate in and are exposed to similar markets and that have similar lines of business as Stelmar.

        Morgan Stanley and Jefferies noted that the sector is typically valued based on multiples of net asset values and earnings metrics and that, in their judgment, multiples based on earnings before the deduction of interest expenses, tax, depreciation and amortization (which we refer to as EBITDA in this proxy statement) were inappropriate due to Stelmar's high leverage relative to the peer group. Morgan Stanley and Jefferies examined estimates of net asset value and earnings per share for the peer group based on publicly available equity research analysis. The following table presents as of September 17, 2004, the low, high and mean of (i) the ratio of share price to estimated end of calendar year 2004 net asset values per share of the peer group; (ii) the ratio of share price to estimated end of calendar year 2005 net asset values per share of the peer group and (iii) the ratio of share price to estimated calendar year 2005 earnings per share of the peer group:

	Price/ 2004E Net Asset Value	Price/ 2005E Net Asset Value	Price/ 2005E Earnings
Low	0.9x	0.8x	6.1x
High	1.5x	1.2x	8.8x
Average	1.1x	1.0x	6.8x
Stelmar (September 17, 2004)	1.0x	0.9x	7.9x
Stelmar (May 14, 2004)	0.7x	0.6x	5.5x

        Morgan Stanley and Jefferies then compared this information to information for Stelmar based on Stelmar's share price on September 17, 2004 and Stelmar's share price on May 14, 2004, the last trading day prior to the date of the announcement by OMI Corporation of its proposal regarding a business combination transaction with Stelmar. Morgan Stanley and Jefferies noted that the information used in comparing Stelmar with these comparable companies was based upon our management's estimates for Stelmar's performance in calendar years 2004 and 2005.

        The following table sets forth Stelmar's share price range implied by comparable trading multiple ranges for the peer group, that in the judgment of Morgan Stanley and Jefferies are most applicable to Stelmar, based on estimated 2004 net asset value, 2005 net asset value, 2004 earnings per share, and 2005 earnings per share.

	Trading Multiple Range	Implied Stelmar Share Price Range
2004 Estimated Net Asset Value	0.8x to 1.0x	$29.7 to $37.1
2005 Estimated Net Asset Value	0.7x to 0.9x	$28.9 to $37.2
2004 Estimated Earnings Per Share	5.5x to 7.0x	$20.4 to $26.0
2005 Estimated Earnings Per Share	6.0x to 7.5x	$27.2 to $34.1

        Morgan Stanley and Jefferies noted that if Stelmar were to trade within the upper end of the peer group multiple range based on estimated 2004 and 2005 net asset value, this could imply market prices of up to $44.5 and $45.4 per share of Stelmar common stock, respectively (at net asset value multiples of 1.2x and 1.1x, respectively). Morgan Stanley and Jefferies also noted that this would require, among other factors, the market to adopt a distinctly different view of Stelmar's operations going forward. Morgan Stanley and Jefferies further noted that for Stelmar to trade within the upper end of the peer group range on a net asset value basis it would imply multiples far in excess of the sector-leading peers on an earnings basis.

        No company utilized in the peer group comparison analysis is identical to Stelmar. In evaluating the peer group, Morgan Stanley and Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond our control and the control of Morgan Stanley and Jefferies, such as the impact of competition on our business or the industry generally, industry growth and the absence of any material adverse change in our financial condition and prospects, the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable companies' data.

  Re-Launch Strategy Analysis

        As part of the strategic review process, and in addition to analyzing the options for the sale of Stelmar, Morgan Stanley and Jefferies analyzed the potential impact on shareholder value of a "re-launch" strategy, based on parameters discussed with Stelmar. Such a strategy would involve enhancing Stelmar's existing business plan though a combination of asset acquisitions for cash, asset acquisitions for shares and enhanced dividend payments. The analysis indicated the potential of such a strategy to increase Stelmar's estimated 2005 earnings per share, but the analysis also indicated that implementing such a strategy would be dilutive to Stelmar's estimated 2005 net asset value per share. Morgan Stanley and Jefferies noted that if such a strategy were implemented and a "re-launched" Stelmar were to trade within the lower end of the peer group range on an estimated 2005 earnings basis, this would imply a value of $32.0 to $34.5 per share of Stelmar common stock. Morgan Stanley's and Jefferies' analysis also indicates that the "re-launch" strategy could theoretically increase Stelmar's trading value to as much as $38 per share, but to do so would require Stelmar to trade on a higher multiple of both earnings per share and net asset value per share, which could be achieved only if, among other things, the market adopted a distinctly different view of Stelmar's operations going forward.

  Selected Precedent Transactions Analysis

        Morgan Stanley and Jefferies compared statistics based on publicly available information for selected precedent transactions and the relevant financial statistics for Stelmar. Morgan Stanley and Jefferies selected and reviewed several tanker shipping industry transactions because they involved companies that operated in and were exposed to the petroleum products transport sector and that had lines of business similar to Stelmar. Morgan Stanley and Jefferies noted that the analysis was based on a small number of precedent transactions for which there was sufficient publicly available information and that the publicly available information for such transactions was limited. The transactions considered included:

Date	Acquiror	Acquired Company
March 2004	Teekay	Tapias
April 2003	World Nordic	Bergesen
December 2002	Teekay	Navion
March 2001	Teekay	Ugland Nordic Shipping
March 1999	Teekay	Bona Shipholding

        For each transaction referred to above, Morgan Stanley and Jefferies reviewed the price paid and calculated the multiple implied by the consideration paid to the last available net asset value estimate, based on publicly available equity research analysis or the industry assessment of net asset values, of the acquired company or assets. This analysis indicated the following multiples:

Price/Net Asset Value
Low	0.85x
High	1.13x
Median	1.12x
Mean	1.05x

        Morgan Stanley and Jefferies noted that the merger consideration of $38.55 per share implied a multiple to net asset value per share that was in the upper end of the range of multiples for the selected precedent transactions, based on management's estimate of Stelmar's current net asset value.

        Morgan Stanley and Jefferies noted that prices paid in tanker transactions are principally driven by asset valuation. On this basis, premia paid (over net asset value) in an acquisition in this sector are typically lower than premia paid (over traded share prices) in acquisitions of US-listed companies as a whole.

        No transaction utilized as a comparison in the selected precedent transactions analysis is identical to the merger. In evaluating the transactions listed above, Morgan Stanley and Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond our control and the control of Morgan Stanley and Jefferies, such as the impact of competition on our business or the industry generally, industry growth and the absence of any adverse material change in our financial condition and prospects, the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using precedent transaction data.

        The presentation given to our board of directors on September 19, 2004, including the supplemental materials and underlying analyses, as summarized above, were substantially the same as an earlier presentation made to the board on September 8, 2004.

        In connection with the review of the merger by our board of directors and for purposes of its opinion, Morgan Stanley utilized a variety of financial and comparative analyses performed by Morgan Stanley and Jefferies. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of the analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Furthermore, Morgan Stanley believes that selecting any portion of the analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Morgan Stanley or Jefferies of the actual value of Stelmar.

        In performing their analyses, Morgan Stanley and Jefferies made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond our control and the control of Morgan Stanley and Jefferies.

        Any estimates contained in the analyses of Morgan Stanley and Jefferies are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses described above were utilized in connection with Morgan Stanley's analysis of the fairness, from a financial point of view, to the holders of shares of Stelmar common stock of the merger consideration to be received by such holders pursuant to the merger agreement. The consideration to be received by the holders of Stelmar common stock pursuant to the merger agreement and other terms of the merger agreement were determined through arm's-length negotiations between us and Fortress and were approved by our board of directors. Neither Morgan Stanley nor Jefferies recommended any specific consideration to our board of directors or advised our board that any specific consideration constituted the only appropriate consideration for the merger. In addition, as described above, Morgan Stanley's opinion and the presentations made by Morgan Stanley and Jefferies to our board were among many factors taken into consideration by our board in making its decision to approve the merger. Consequently, the analyses of Morgan Stanley and Jefferies described above should not be viewed as determinative of the views of our board with respect to the value of Stelmar.

        Our board retained Morgan Stanley and Jefferies based upon their respective qualifications, experience and expertise. Morgan Stanley and Jefferies are each an internationally recognized investment banking and advisory firm. As part of their investment banking and financial advisory business, Morgan Stanley and Jefferies are continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, Morgan Stanley has provided financial advisory and financing services to Fortress and has received customary fees for such services. Morgan Stanley will also be providing such services to Fortress in the future and will receive fees for the rendering of these services. In the past, Jefferies has provided underwriting, financial advisory and financing services to Stelmar and has received customary fees in connection with such services. In the ordinary course of their business, Morgan Stanley, Jefferies and their respective affiliates may from time to time trade in the securities or indebtedness of Stelmar or any other company that may be involved in this transaction for their own accounts, for the accounts of investment funds and other clients under the management of Morgan Stanley, Jefferies or their respective affiliates and for the accounts of their respective customers and, accordingly, may at any time hold long or short positions in such securities or indebtedness.

        Pursuant to the terms of our engagement letters with Morgan Stanley and Jefferies, Morgan Stanley and Jefferies provided financial advisory services and, in the case of Morgan Stanley, a financial opinion to our board of directors in connection with the merger. We paid Morgan Stanley and Jefferies a fee upon execution of such engagement letters, and have agreed to pay each financial advisor an additional fee, which reflects a substantial portion of its total compensation, upon the completion of the merger. We have also agreed to reimburse Morgan Stanley and Jefferies for their expenses incurred in performing their services. In addition, we have agreed to indemnify Morgan Stanley, Jefferies, and their respective affiliates and Morgan Stanley's, Jefferies' and their affiliates' respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley, Jefferies or any of their respective affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley's and Jefferies' engagement.

Financing of the Merger

        The merger will be financed through an equity contribution by affiliates of Fortress, and any co-investors and a loan facility provided by RBS. Pursuant to a commitment letter entered into between RBS and Fortress, RBS has agreed to provide a loan facility in the amount of US$750 million to a company established by Fortress or its affiliates to be the holding company of Stelmar's shipowning subsidiaries, which we refer to as the borrower in this proxy statement, to assist in (i) the acquisition by affiliates of Fortress or the borrower of all of the issued shares of Stelmar common stock in the merger and (ii) the prepayment of all or substantially all financial indebtedness owed by Stelmar and/or its shipowning subsidiaries. The loan is to be drawn down in a single advance not later than January 31, 2005; if there has been no drawdown by that date, the commitment will expire.

        As security for the obligations of the borrower and as a condition precedent to the drawdown of the loan, RBS will require, among other things (i) a guarantee from each shipowning subsidiary, supported by a first priority mortgage and collateral assignment of all freights, earnings, insurances and requisition compensation in respect of each vessel owned by such subsidiary and (ii) a pledge of shares of each shipowning subsidiary.

        The drawdown of the loan is also conditioned on Fortress or its affiliates and its co-investors having contributed not less than a specified amount of cash equity to the borrower, the borrower having, upon completion of the merger and after giving effect to the loan, a specified amount of free cash reserves, and other customary conditions.

        RBS's commitment is also subject to the absence of a material adverse effect on the business or financial condition of Stelmar and its shipowning subsidiaries taken as a whole, which is defined in substantially similar terms in the commitment letter and the merger agreement (see the section of this proxy statement entitled "The Merger Agreement—Representations and Warranties" beginning on page 33), except that, for purposes of the commitment letter, any action taken by or losses of employees in connection with or arising out of the announcement of the merger agreement or the completion of the merger will not be deemed to constitute a material adverse effect unless (i) such losses include any two people that RBS regards as key executives (currently Peter Goodfellow, Stamatis Molaris and Adrian McMahon) ceasing to be involved in the day to day management of Stelmar Tankers (Management) Ltd. if they are not promptly replaced with persons of similar standing and experience, or (ii) such losses or actions include or are taken by a significant portion of the employees of Stelmar and its shipowning subsidiaries who are not promptly replaced or which actions are not promptly resolved.

        The loan facility will contain financial covenants that are customary for financings of this nature.

        Fortress has also committed to cause to be contributed to the borrower the amount of cash equity necessary to finance the payment of any merger consideration and payments in connection with the cancellation of outstanding Stelmar options not otherwise financed through the loan facility.

Our Projections

        Certain participants in the strategic review process, including Fortress, were provided with projections of our anticipated future operating performance for the fiscal years ending December 31, 2004 through 2007. The projections were not prepared with a view toward public disclosure and are included in this proxy statement only because they were provided to Fortress and certain other participants in the strategic review process.

        For these reasons, as well as the bases and assumptions on which the projections were compiled, the inclusion of the projections in this proxy statement should not be regarded as an indication that the projections are an accurate prediction of future events, and they should not be relied on as such. In addition, the projections do not take into account the merger, which may also cause actual results to materially differ. Given the limitation of these projections, we believe they should not be meaningful to a shareholder's evaluation in determining whether to vote for or against approval and authorization of the merger agreement. No one has made, or makes, any representations regarding the information contained in the projections, and we do not intend to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even if any or all of the assumptions are shown to be in error.

        The financial projections provided to Fortress and certain other participants in the strategic review process are as follows:

Financial Projections:

	For the Year Ending December 31,
	2004	2005	2006	2007
	(in millions)
Revenue(1)	229.4	248.8	252.5	245.8
% Growth	37.6%	8.5%	1.5%	(2.6)%
EBITDA	127.8	139.2	138.8	129.4
% Margin	55.7%	55.9%	55.0%	52.6%
EBIT(2)	80.9	95.8	95.8	87.8
% Margin	35.3%	38.5%	37.9%	35.7%
Net Income	65.6	79.4	77.4	67.5
% Margin	28.6%	31.9%	30.7%	27.5%
Total Debt	517.5	471.3	428.1	385.2
% Gearing	54.7%	49.6%	47.3%	45.2%

Financial Projections Assuming Certain Time-Charter Extension Options are Exercised:

	For the Year Ending December 31,
	2004	2005	2006	2007
	(in millions)
Revenue	229.4	237.2	239.2	233.1
% Growth	37.6%	3.4%	0.8%	(2.6)%
EBITDA	127.8	138.4	136.5	127.6
% Margin	55.7%	58.3%	57.9%	54.7%
EBIT	80.9	95.1	93.5	86.0
% Margin	35.3%	40.1%	39.1%	36.9%
Net Income	65.6	78.7	75.1	65.7
% Margin	28.6%	33.1%	31.4%	28.2%
Total Debt	517.5	471.3	428.1	385.2
% Gearing	54.7%	49.6%	47.3%	45.2%

(1)
Revenue means revenue from vessels less voyage expenses (before bareboat expenses).

(2)
EBIT means earnings before the deduction of interest expenses and taxes.

        The financial projections set forth in the charts above were based on the following assumptions:

  •
  Substantial growth in revenues for 2004 and 2005 based on a significant expansion of our fleet and high charter rates, particularly in the products sector;

  •
  Greater increase in profitability due to a higher operating leverage and continued improvement in operating efficiency; and

  •
  Significant and growing cash flow generation as a result of a continued reduction in gearing, which will provide enhanced financial flexibility to pursue attractive growth opportunities.

Financial Interests of Stelmar's Directors and Senior Management in the Merger

  Stock Options and Restricted Shares

        As of the record date, there were approximately 17,000 shares of Stelmar common stock subject to stock options granted to our directors subject to the terms and conditions set forth in our 2001 Stock Option Plan. All of these options have vested. Pursuant to the merger agreement, all outstanding stock options that remain unexercised at the effective time of the merger will be cancelled, and the holder of each stock option will be entitled to receive a cash payment, subject to any applicable withholding taxes, in an amount equal to the excess, if any, of $38.55 over the applicable per share exercise price of each such option, multiplied by the number of shares of Stelmar common stock subject to each such stock option as of the effective time of the merger.

        In addition, as of the record date, there were approximately 29,837 shares of restricted Stelmar common stock granted to our directors and members of senior management subject to the terms of our 2004 Stock Option and Restricted Stock Plan, which we refer to as the 2004 Plan in this proxy statement. Under the terms of the 2004 Plan, all such restricted shares will vest and will become freely transferable by their holders upon a change in control of Stelmar. Pursuant to the merger agreement, all shares of restricted Stelmar common stock outstanding at the effective time of the merger will be cancelled, and the holder of each restricted share will be entitled to receive a cash payment, subject to any applicable withholding taxes, in an amount equal to the number of shares of restricted Stelmar common stock held by such holder multiplied by $38.55.

        The following table summarizes the stock options and restricted shares held by our directors and members of senior management as of October 14, 2004, and the consideration each of them will receive pursuant to the merger agreement in connection with the cancellation of their stock options or restricted shares, or both:

	No. of Shares Underlying Stock Options
			No. of Restricted Shares	Resulting Consideration
	Grant A(1)	Grant B(2)
Nicholas Hartley	5,000	4,000	1,500	$289,195
Thomas Amonett	2,000	0	1,500	$110,325
Terence Coghlin	0	2,000	1,500	$107,885
Roger Haynes(3)	4,000	0	0	$105,000
George Karageorgiou(4)	0	0	0	0
Eileen Kamerick	0	0	1,900	$73,245
Ray Miles	0	0	1,900	$73,245
Peter Goodfellow	0	0	11,310	$436,001
Stamatis Molaris	0	0	5,690	$219,350
George Dienis	0	0	3,666	$141,324
Adrian McMahon	0	0	871	$33,577

(1)
Stock options under Grant A have an exercise price of $12.30.

(2)
Stock options under Grant B have an exercise price of $13.52.

(3)
Mr. Haynes resigned as a director on April 12, 2004.

(4)
Mr. Karageorgiou resigned as a director on March 18, 2004. On September 29, 2004, Mr. Karageorgiou exercised options covering 7,000 shares of Stelmar common stock and sold the shares issued to him upon such exercise.

  Director Compensation

        In 2004, our board of directors reviewed the compensation programs for its members and, with the assistance of its advisors, undertook an analysis of market practice and the compensation arrangements of comparable companies. As a result of that review, on the recommendation of our board's remuneration committee, our board of directors determined that it would be appropriate and consonant with the interests of Stelmar shareholders to issue shares of restricted Stelmar common stock to the non-executive directors to compensate them for their continuing and future service to Stelmar. Effective as of April 20, 2004 in respect of 2004, and as of January 1 for each year of service thereafter, each non-executive director will receive an annual grant of 1,500 shares of restricted Stelmar common stock. A non-executive director is required to hold, and may not sell (other than an amount as may be necessary to satisfy any tax liabilities incurred upon their receipt), the shares issued pursuant to the annual grant for as long as the non-executive director serves on our board of directors and for a period of six months following termination of service. These shares will, however, be cancelled upon completion of the merger in exchange for a cash payment, subject to any applicable withholding taxes, equal to the number of shares held by such person multiplied by $38.55.

        On August 4, 2004, our board of directors determined that each non-executive director would receive a cash payment of $2,000 for the preparation for and attendance at each additional meeting held in connection with the board's comprehensive review of the Stelmar's strategic alternatives. These payments are intended to compensate the non-executive directors for their increased level of service, including an increased meeting and work schedule, in connection with the strategic review. These fees are in addition to the regular annual board and committee membership fees.

  Employment Agreements

        In 2004, on the recommendation of our board's remuneration committee, Stelmar entered into employment agreements with four of its executives—Peter Goodfellow, Stamatis Molaris, George Dienis and Adrian McMahon. An analysis of market practice and the compensation arrangements of comparable companies was also undertaken in connection with entering into these agreements. These agreements set forth the executive's general terms of employment and entitle each executive to termination benefits, some of which arise upon a termination of employment upon a change in control. The merger will be a change in control for purposes of each of these agreements.

        Generally.    Other than for instances of summary dismissal or change in control, the employment agreements continue unless terminated by not less than 12 months' written notice by Stelmar (six months in the case of Mr. McMahon) to the executive or, for employment outside Greece, by not less than six months' written notice by the executive to Stelmar. For employment in Greece, the executive may terminate the agreement by giving three months' notice to Stelmar, independent of the notice period for employment outside Greece. For employment outside Greece, the agreements automatically terminate when the executive reaches age 60 (except in the case of Mr. McMahon where no such provision applies). The agreements shall not terminate automatically in relation to employment in Greece. Pursuant to the agreements, the executives receive annual base salaries of approximately $1.4 million in the aggregate. The agreements include covenants by the executives restricting the solicitation of Stelmar employees and relating to confidentiality.

        Other than when employment is terminated within six months of a change in control and when enhanced severance terms apply, each executive is entitled to severance benefits from Stelmar if his employment is terminated for a reason other than death or disability or as a result of circumstances that justify summary dismissal (as defined in the agreements). In such events, the executive (other than Mr. McMahon) will be entitled to the following severance benefits in relation to employment outside Greece: (i) a notice period equal to 12 months or, in lieu thereof, payments equal to the executive's base salary for the remainder of the 12 month notice period; (ii) bonus payments equal to 50% (60% for Mr. Goodfellow) of the executive's base salary for the remainder of the 12 month notice period;

and (iii) lump sum cash payments equal to €20,000 each in lieu of any benefits for the remainder of the 12 month notice period. As a condition to receiving any of these severance benefits under the agreements with respect to employment terminated outside Greece, the executives are required to execute a release of claims in favor of Stelmar. For employment terminated in Greece, each of the executives (other than Mr. McMahon) shall be entitled to: (i) statutory severance as provided under Greek law calculated on the basis of the executive's total monthly earnings (including any bonuses or benefits) earned by such executive in Greece; and (ii) departure bonuses equal to €5,000 each payable in a lump sum. These payments are in addition to severance benefits for employment terminated outside Greece. Stelmar may terminate Mr. McMahon's agreement with immediate effect on payment of base salary only in lieu of notice, although such payment will be made at Stelmar's discretion.

        The aggregate annual compensation payable pursuant to these employment agreements is approximately $1.4 million, and the aggregate severance benefits payable under such agreements are approximately $2.1 million.

        Change in Control.    Under the agreements, each executive is entitled to enhanced severance benefits, if, within six months after a change in control, his employment is terminated (including a constructive termination of employment) other than due to death or due to circumstances that justify summary dismissal. In such event, the executives will each be entitled to the following for employment terminated outside Greece: (i) a notice period equal to 18 months (24 months for Mr. Goodfellow) or, in lieu thereof, payments equal to the executive's base salary for the applicable 18-month (24-month for Mr. Goodfellow) notice period; (ii) bonus payments equal to 50% (60% for Mr. Goodfellow) of the executive's base salary for 18 months (24 months for Mr. Goodfellow); and (iii) lump sum cash payments equal to €20,000 each (£15,000 for Mr. McMahon) in lieu of any benefits for the remainder of the 18-month (or 24-month) notice period. Other than Mr. McMahon, for employment terminated in Greece each of the executives will be entitled to the following payments: (i) statutory severance as provided under Greek law calculated on the basis of the executive's total monthly earnings (including any bonuses or benefits) earned by such executive in Greece; and (ii) departure bonuses equal to €5,000 each payable in a lump sum. These payments are in addition to severance benefits for employment terminated outside Greece. The employment agreements also provide that any unvested stock options or restricted shares held by each of the executives in relation to employment outside Greece (and for Mr. McMahon, all employment with Stelmar) will vest upon a change in control to the extent permitted by the relevant equity plan. As a condition to receiving any change in control severance benefits, the executives are required to execute a release of claims in favor of Stelmar.

        The aggregate amount of change in control severance benefits payable under the employment agreements is approximately $3.2 million, assuming the employment of each executive is terminated within the six-month period commencing on the date that a change in control occurs.

  Potential Compensation Arrangements Following the Merger

        While Peter Goodfellow has engaged in preliminary discussions with representatives at Fortress regarding possible compensation structures for senior management following the merger, there are no agreements relating to senior management's continuing role at Stelmar, other than senior management's existing employment agreements with Stelmar as described in this proxy statement.

  Indemnification and Insurance

        The merger agreement provides that the By-Laws of Stelmar, as the surviving corporation in the merger, will contain provisions no less favorable with respect to indemnification of our directors and officers than those set forth in our current By-Laws.

        The merger agreement requires Stelmar, as the surviving corporation in the merger, to honor all of the obligations to indemnify the current or former directors and officers of Stelmar or any of its subsidiaries for acts and omissions by such directors or officers occurring at or prior to the effective time of the merger, to the extent such obligations existed on September 20, 2004, which obligations will survive the merger and continue in accordance with the terms of Stelmar's current Articles of Incorporation and By-Laws from the effective time of the merger.

        The merger agreement also requires Stelmar, as the surviving corporation in the merger, to use its commercially reasonable efforts to maintain in effect for six years from the effective time of the merger, if available, our current directors' and officers' liability insurance policies (or substitute policies of at least the same coverage containing terms and conditions that are not less favorable) with respect to matters occurring prior to the effective time of the merger.

        The obligations described above regarding directors' and officers' indemnification and insurance must be assumed by any successor entity to Stelmar, as the surviving corporation in the merger, or by Parent, at Parent's option, as a result of any consolidation or merger where Stelmar, as the surviving corporation in the merger, will not be the continuing or surviving corporation or where it transfers all or substantially all of its properties and assets to any third party.

        The merger agreement also provides that the By-Laws of Stelmar, as the surviving corporation in the merger, will not be amended after the effective time of the merger if such action would adversely affect the rights of persons who, on or prior to the effective time of the merger, are entitled to advances, indemnification or exculpation under such By-Laws for actions or omissions by such persons at any time at or prior to the effective time of the merger (which persons includes any current or former directors or officers of any of our subsidiaries).

        Pursuant to his employment agreements, Mr. Molaris is also entitled to indemnification with respect to claims (and related legal costs) brought against him in his capacity as Stelmar Tankers (Management) Ltd.'s legal representative in Greece.

Liberian Tax Consequences

        Since Stelmar is a "nonresident Liberian entity" under the Liberian Internal Revenue Code, and Stelmar does not carry on any operations within the Republic of Liberia, no income, capital gain or other taxes or withholding will be imposed under current Liberian law in respect of the merger consideration received in the merger by holders of Stelmar common stock who are not citizens or residents of, and who do not maintain offices or engage in business in, the Republic of Liberia.

        This summary does not address tax consequences to holders of Stelmar common stock that are, insofar as the Liberian Internal Revenue Code is concerned, residents of the Republic of Liberia, and such persons or entities should consult their own tax advisors regarding the tax consequences of the merger to them.

Material U.S. Federal Income Tax Consequences

        The following is a general discussion of the material U.S. federal income tax consequences of the merger to U.S. holders of Stelmar common stock. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the Code in this proxy statement), applicable final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, judicial authority, and administrative rulings and pronouncements, all as currently in effect, and all of which are subject to change or changes in interpretation, possibly on a retroactive basis.

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner of Stelmar common stock that is:

  •
  a citizen or individual resident of the United States for U.S. federal income tax purposes;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source.

        All U.S. holders are urged to consult their own tax advisors regarding the specific U.S. federal, state and local tax consequences of the merger to them. Furthermore, this summary does not address tax consequences to holders of Stelmar common stock that are not U.S. holders, and such persons should consult their own tax advisors regarding the tax consequences of the merger to them.

  U.S. Federal Income Tax Consequences of the Merger

        This discussion assumes that you hold shares of Stelmar common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income tax that may be relevant to you in light of your particular circumstances or that may apply to you if you are subject to special treatment under the U.S. federal income tax laws (including, for example, U.S. expatriates, persons subject to the alternative minimum tax, insurance companies, dealers or brokers in securities or foreign currencies, tax-exempt organizations, banks, financial institutions, mutual funds, partnerships or other pass through entities for U.S. federal income tax purposes, non-U.S. persons, persons who hold shares of Stelmar common stock as part of a hedge, straddle, constructive sale or conversion transaction, persons who acquired their shares of Stelmar common stock through the exercise of employee stock options or other compensation arrangements), or persons who own (directly, indirectly or by attribution) 10% or more of the voting power or outstanding share capital of Stelmar common stock. In addition, the discussion does not address any tax considerations under state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax that may apply to you. We urge you to consult your own tax advisor to determine the particular tax consequences to you, including the application and effect of any state, local or foreign income and other tax laws, of the receipt of cash in exchange for our common stock pursuant to the merger.

        The following discussion assumes that Stelmar is not, and has not been during the holding period of any U.S. holder that receives the merger consideration in the merger, a "passive foreign investment company" (which we refer to in this proxy statement as a PFIC). We believe that we are not now a PFIC and that we have not been a PFIC since our public offering of Stelmar common stock in 2001. However, PFIC status is a factual determination that must be made annually and there can be no assurance in this regard. U.S. holders should consult their tax advisors regarding the consequences of receiving the merger consideration if Stelmar were a PFIC at any time during the period in which they held Stelmar common stock.

        The receipt of cash in the merger by U.S. holders of Stelmar common stock will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. holder of Stelmar common stock will recognize U.S. source gain or loss equal to the difference between:

  •
  the amount of cash received in exchange for such common stock; and

  •
  the U.S. holder's adjusted tax basis in such common stock.

        If your holding period for Stelmar common stock surrendered in the merger is greater than one year as of the date of the merger, your gain or loss will be long-term capital gain or loss. Long-term capital gains recognized by noncorporate U.S. holders generally are subject to U.S. federal income taxation at a maximum rate of 15%. Capital gains of corporate U.S. holders generally are taxable at the regular rates applicable to corporations. The deductibility of a capital loss recognized on the exchange is subject to limitations under the Code. If you acquired different blocks of Stelmar common stock at different times and different prices, you must determine your adjusted tax basis and holding period separately with respect to each block of Stelmar common stock.

  Information Reporting and Backup Withholding

        U.S. holders generally will be subject to information reporting to the Internal Revenue Service, which we refer to in this proxy statement as the IRS, with respect to payments of cash made to them pursuant to the merger. In addition, under the American Jobs Creation Act of 2004, which was recently passed by the U.S. Congress and is expected to be signed into law by President Bush, Parent will be required to file, in accordance with forms or regulations to be prescribed by the IRS, a return with the IRS disclosing, among other things, the name and address of and the amount of consideration paid to each Stelmar shareholder pursuant to the merger, together with other (as yet unspecified) information.

        Furthermore, backup withholding at a current rate of 28% generally will apply to a U.S. holder who does not provide a correct taxpayer identification number or appropriate proof of an applicable exemption from backup withholding and otherwise comply with all applicable requirements of the backup withholding rules. Corporations generally are exempt from backup withholding. Backup withholding is not an additional tax, and amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability (or any excess refunded) provided that you furnish all required information to the IRS in a timely manner.

Regulatory Approvals

        Under the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen), the merger cannot be consummated until the FCO has given its clearance to consummate the merger or the prescribed waiting period has elapsed. The filing for the clearance decision was made with the FCO on September 28, 2004. On October 11, 2004, the FCO gave its clearance to consummate the merger.

        Stelmar does not believe that, in connection with the completion of the merger, any other consent, approval, authorization or permit of, or filing with or notification to, any merger control authority will be required in any other jurisdictions in which Stelmar or any of its subsidiaries conducts business. Following the effective time of the merger, Stelmar does not believe that any merger control filings will be required with any other jurisdictions in which Stelmar or any of its subsidiaries conducts business.

THE MERGER AGREEMENT

        The summary of the material terms of the merger agreement below and elsewhere in this proxy statement is qualified in its entirety by reference to the merger agreement, a copy of which is attached to this proxy statement as Appendix A and which we incorporate by reference into this document. This summary may not contain all of the information about the merger agreement that is important to you. We encourage you to read carefully the merger agreement in its entirety.

Structure and Effective Time

        At the effective time of the merger, Merger Sub will merge with and into Stelmar. Stelmar will survive the merger and continue to exist after the merger as a wholly owned subsidiary of Parent. Following completion of the merger, Stelmar common stock will be delisted from the NYSE, deregistered under the Exchange Act, and no longer publicly traded.

        As promptly as possible after the satisfaction or waiver, if permissible, of all conditions to closing in the merger agreement, the parties to the merger agreement will cause the merger to be completed by filing articles of merger with the Registrar and the Deputy Registrar (each as defined in the Liberian Business Corporation Act, which we refer to as the LBCA in this proxy statement). The effective time of the merger will occur upon filing of the articles of merger or at such later time as we and Parent specify in the articles of merger. We will seek to complete the merger in the fourth quarter of 2004. However, we cannot assure you when, or if, all the conditions to completion of the merger will be satisfied or, if permissible, waived. See the section of this proxy statement entitled "Conditions to the Merger" beginning on page 39.

Merger Consideration

        At the effective time of the merger, each share of our common stock issued and outstanding immediately prior to the effective time of the merger will automatically be cancelled and will cease to exist and will be converted into the right to receive $38.55 in cash, without interest, other than Stelmar common stock:

  •
  held in Stelmar's treasury immediately prior to the effective time of the merger;

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  held by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent immediately prior to the effective time of the merger; or

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  as to which any Stelmar shareholder demands dissenters' rights in compliance with the LBCA.

        After the effective time of the merger, certificates for such outstanding Stelmar common stock will represent only the right to receive the merger consideration. The merger consideration paid upon surrender of each certificate will be paid in full satisfaction of all rights pertaining to the shares of Stelmar common stock represented by that certificate.

Treatment of Stock Options and Restricted Stock

        At the effective time of the merger, each outstanding option to acquire Stelmar common stock will be cancelled, and the holder of each stock option (whether or not vested or exercisable) will be entitled to receive from Stelmar, as the surviving corporation in the merger, immediately thereafter an amount in cash, subject to any applicable withholding taxes, equal to the excess, if any, of $38.55 over the applicable per share exercise price of the stock option, multiplied by the number of shares of Stelmar common stock subject to that stock option as of the effective time.

        As of the effective time of the merger, each outstanding share of restricted common stock will be cancelled, and the holder of each share of restricted common stock will be entitled to receive from Stelmar, as the surviving corporation in the merger, as promptly as practicable following the effective time, an amount in cash, subject to any applicable withholding taxes, equal to the number of shares of restricted common stock held by such holder multiplied by $38.55.

Exchange and Payment Procedures

        Immediately after the effective time of the merger, Parent will deposit, or will cause Merger Sub to deposit, with a bank or trust company approved in advance by Stelmar, which shall serve as the Paying Agent, an amount of cash sufficient to pay the merger consideration to each holder of Stelmar common stock. Promptly after the effective time of the merger, the Paying Agent will mail a letter of transmittal and instructions to you and other Stelmar shareholders. The letter of transmittal and instructions will tell you how to surrender your Stelmar share certificates in exchange for the merger consideration.

        You should not return your share certificates with the enclosed proxy card, and you should not forward your share certificates to the Paying Agent without a letter of transmittal.

        You will not be entitled to receive the merger consideration until you surrender your Stelmar share certificate or certificates to the Paying Agent, together with a duly completed and executed letter of transmittal and any other documents as may be required pursuant to the instructions thereto. The merger consideration may be paid to a person other than the person in whose name the corresponding certificate is registered if the certificate is properly endorsed or is otherwise in the proper form for transfer. In addition, the person requesting payment must either pay any applicable stock transfer taxes or establish to the reasonable satisfaction of Parent that such stock transfer taxes have been paid or are not applicable.

        No interest will accrue or be paid on the merger consideration payable upon surrender of any Stelmar share certificate. Each of the Paying Agent, Stelmar, as the surviving corporation in the merger, and Parent will be entitled to deduct and withhold any applicable taxes from the merger consideration.

        At the effective time of the merger, our stock transfer books will be closed, and there will be no further registration of transfers of outstanding shares of Stelmar common stock. If, after the effective time of the merger, share certificates are presented to Stelmar, as the surviving corporation in the merger, or the Paying Agent for transfer or any other reason, they will be cancelled and exchanged for the merger consideration.

        None of the Paying Agent, Parent or Stelmar, as the surviving corporation in the merger, will be liable to any person for any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any portion of the merger consideration deposited with the Paying Agent that remains undistributed to the holders of certificates evidencing shares of Stelmar common stock for one year after the effective time of the merger will be delivered, upon demand, to Parent. Holders of share certificates who have not surrendered their share certificates within one year after the effective time of the merger may only look to Stelmar, as the surviving corporation in the merger, as general creditors thereof, for the payment of the merger consideration. Any portion of the merger consideration that remains unclaimed as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental authority will become the property of Parent free and clear of any claims or interest of any person previously entitled to the merger consideration.

        If you have lost a certificate, or if it has been stolen or destroyed, then before you will be entitled to receive the merger consideration, you will have to make an affidavit that your certificate was lost, stolen or destroyed and, if Stelmar, as the surviving corporation in the merger, requires, you will have to post a bond in a reasonable amount determined by Stelmar, as the surviving corporation in the merger, indemnifying Stelmar, as the surviving corporation in the merger, against any claims made against it with respect to that certificate.

Articles of Incorporation and By-Laws

        The articles of incorporation of Merger Sub, as in effect immediately prior to the effective time of the merger, will be the articles of incorporation of the surviving corporation in the merger. In addition, the by-laws of Merger Sub, as in effect immediately prior to the effective time of the merger, will be the by-laws of the surviving corporation in the merger.

Directors and Officers

        The directors of Merger Sub immediately prior to the effective time of the merger will be the initial directors of the surviving corporation in the merger. Our officers immediately prior to the effective time of the merger will be the initial officers of the surviving corporation in the merger.

Representations and Warranties

        Stelmar makes customary representations and warranties in the merger agreement that are subject, in some cases, to specified exceptions and qualifications. Our representations and warranties relate to, among other things:

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  our and our subsidiaries' proper organization, good standing and corporate power to operate our businesses;

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  our Articles of Incorporation and By-Laws and those of our subsidiaries;

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  our capitalization, including in particular the number of shares of our common stock and stock options outstanding and the number of shares of restricted common stock outstanding and the absence of any agreements or voting trusts to which we or any of our subsidiaries is a party relating to the voting of our or any of our subsidiaries' capital stock;

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  the capitalization and ownership of our subsidiaries;

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  our corporate power and authority to enter into the merger agreement and to consummate the merger;

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  the absence of any violation of or conflict with our organizational documents, applicable law or certain agreements as a result of entering into the merger agreement and consummating the merger;

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  required consents and approvals of governmental entities as a result of the merger;

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  our possession of all licenses and permits necessary to operate our properties and carry on our businesses;

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  our compliance with applicable laws and maritime guidelines;

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  our SEC filings since March 6, 2001 and the financial statements contained therein;

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  the absence of liabilities, other than liabilities set forth on our June 30, 2004 consolidated balance sheet and liabilities that are not reflected on such consolidated balance sheet that would not, individually or in the aggregate, have a material adverse effect or liabilities incurred since June 30, 2004 in the ordinary course of business and as would not, individually or in the aggregate, have a material adverse effect;

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  the absence of certain changes and events since June 30, 2004;

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  the accuracy and completeness of information supplied by us in this proxy statement;

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  employment and labor matters affecting us, including matters relating to our employee benefit plans;

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  tax matters;

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  environmental matters;

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  our material contracts;

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  our insurance policies;

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  the approval and recommendation by our board of directors of the merger agreement and the merger;

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  the required vote of our shareholders in connection with the approval and authorization of the merger agreement and the merger;

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  receipt by us of a fairness opinion of Morgan Stanley;

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  the absence of undisclosed broker's fees;

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  vessels owned and leased by us;

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  the absence of litigation, investigations, claims, proceedings or outstanding court orders against us;

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  real property owned by us;

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  our intellectual property;

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  our outstanding powers of attorney; and

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  the absence, since December 31, 2003, of any material adverse effect on Stelmar.

        For the purposes of the merger agreement, "material adverse effect" means any event, circumstance, change or effect (any such item, an "Effect") that is or is reasonably likely to be materially adverse to the business, financial condition or results of operations of Stelmar and our subsidiaries taken as a whole.

        A "material adverse effect" will not have occurred, however, as a result of any Effect resulting from or relating to:

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  a change in general economic conditions or changes in securities markets in general unless such Effect disproportionately affects Stelmar and our subsidiaries taken as a whole;

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  a change that generally affects any of the segments of the shipping industry in which Stelmar and our subsidiaries operate unless such Effect disproportionately affects Stelmar and our subsidiaries taken as a whole;

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  the announcement of the execution of the merger agreement or the completion of the merger, including losses of employees but excluding shareholder litigation (so long as Stelmar has used its commercially reasonable efforts to ameliorate such Effect); or

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  the taking of any action required by the merger agreement (so long as Stelmar has used its commercially reasonable efforts to ameliorate such Effect).

        The merger agreement also contains customary representations and warranties made by Parent and Ansber Trading Limited that are subject, in some cases, to specified exceptions and qualifications. The representations and warranties relate to, among other things:

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  their, and Merger Sub's, proper organization, good standing and corporate power to operate their businesses;

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  their, and Merger Sub's, articles of incorporation and by-laws;

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  their, and Merger Sub's, corporate power and authority to enter into the merger agreement and to consummate the transactions contemplated by the merger agreement;

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  the absence of any violation of or conflict with their, and Merger Sub's, respective organizational documents, applicable law or certain agreements as a result of entering into the merger agreement, the assignment and assumption of Ansber Trading Limited's obligations under the merger agreement to Merger Sub, and consummating the merger;

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  required consents and approvals of governmental entities as a result of the merger and the assignment and assumption of Ansber Trading Limited's obligations under the merger agreement to Merger Sub;

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  the accuracy and completeness of information they have supplied for inclusion in this proxy statement;

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  the availability of funds to pay the merger consideration and the aggregate option payments and to perform their obligations under the merger agreement;

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  the absence of the need for any vote of the shareholders of Parent to consummate the merger;

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  the approval of Merger Sub's board and shareholder to consummate the merger;

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  the operations and capitalization of Ansber Trading Limited and Merger Sub; and

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  the absence of undisclosed broker's fees.

        The representations and warranties of each of the parties to the merger agreement will expire upon completion of the merger.

Covenants

  Conduct of Our Business Pending the Merger

        Under the merger agreement, Stelmar has agreed that, subject to certain exceptions specifically identified to Parent, between September 20, 2004 and the completion of the merger, we and our subsidiaries will:

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  conduct our business only in the ordinary course of business and in a manner consistent with past practice; and

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  use commercially reasonable efforts to preserve substantially intact our business organization and to preserve our current relationships with customers, suppliers, employees and other persons with which we have significant business relations.

        Stelmar has also agreed that during the same time period, and again subject to certain exceptions specifically identified to Parent or unless Parent gives its prior written consent, we and our subsidiaries will not:

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  amend or otherwise change our organizational documents;

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  issue, sell or encumber any of our or our subsidiaries' securities or material assets, except, with respect to material assets, pursuant to agreements existing prior to the execution of the merger agreement;

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  declare or pay dividends, other than regular quarterly dividends with respect to our common stock declared and paid in cash at times and in amounts consistent with past practice;

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  reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of our or our subsidiaries' securities;

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  acquire any businesses, properties or assets with an aggregate value in excess of $10 million;

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  incur any indebtedness, make loans or grant security interests in any assets, other than under Stelmar's existing credit facilities or in the ordinary course of business;

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  make any capital expenditures in excess of $10 million in the aggregate, except those contemplated by Stelmar's capital budget;

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  increase (except for increases in the ordinary course consistent with our past practice), adopt, terminate or amend compensation, retention, severance, termination or benefit plan arrangements;

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  enter into, amend or modify any employment, bonus, change of control or severance agreement with any director, officer or other employee of Stelmar or any of our subsidiaries (except in the ordinary course of business consistent with our past practice with respect to employees who are not officers);

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  take any action, other than as required by U.S. generally accepted accounting principles or law, with respect to accounting policies or procedures;

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  pay, discharge or satisfy any material claim, liability or obligation, other than in the ordinary course of business and consistent with past practice;

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  make, change or rescind any tax election, change any annual accounting period, adopt or change any accounting method, enter into any closing agreement relating to taxes, settle any tax claim or assessment, surrender any right to claim a refund for taxes, consent to any extension or waiver of the statute of limitations in respect of any tax claim or assessment (other than pursuant to extensions of time to file tax returns in the ordinary course of business), or take any other action or omit to take any action, in either case inconsistent with past practice, relating to the filing of any tax return or the payment of any tax that could have the effect of increasing the present or future tax liability or decreasing any present or future tax asset of Stelmar or any subsidiary;

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  take any action that would cause Stelmar's representations or warranties to be untrue in any material respect;

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  amend, modify or terminate any material contract, except in the ordinary course of business and consistent with past practice; or

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  announce an intention, enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

  Shareholders' Meeting

        The merger agreement requires our board of directors to, as promptly as reasonably practicable after the date of the merger agreement, duly call and hold a special meeting of our shareholders and, subject to its fiduciary duties, recommend that our shareholders vote to approve and authorize the merger agreement.

  No Solicitation of Transactions

        We have agreed, and have agreed to cause our representatives:

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  to immediately cease and cause to be terminated any discussions or negotiations with any third parties with respect to an acquisition proposal;

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  not to, directly or indirectly, solicit or initiate the submission of any acquisition proposal; and

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  not to, directly or indirectly, participate in discussions or negotiations regarding, or furnish to any person any information with respect to, any acquisition proposal.

        For purposes of the merger agreement, "acquisition proposal" means:

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  any proposal or offer from any person other than Parent, Ansber Trading Limited or Merger Sub relating to a direct or indirect acquisition of: (i) all or substantially all of the assets of Stelmar and our subsidiaries taken as a whole or (ii) more than 50% of the shares of Stelmar common stock;

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  any tender offer, exchange offer or agreement that, if consummated, would result in any person beneficially owning more than 50% of the shares of Stelmar common stock;

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  any merger, consolidation or other business combination with Stelmar other than this merger; or

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  any recapitalization of Stelmar or similar transaction that, if consummated, would result in any person beneficially owning more than 50% of the outstanding shares of Stelmar common stock.

        Despite these general prohibitions, the board of directors is permitted to participate in any discussions or negotiations with, or furnish any information to, any third party that has made an unsolicited acquisition proposal, if the board of directors has:

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  determined, in its good faith judgment (after consultation with its outside legal counsel or its financial advisors), that such acquisition proposal constitutes, or could lead to, a superior proposal;

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  provided written notice to Parent of its intent to participate in discussions or negotiations with, or furnish information to, such third party; and

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  obtained from such third party an executed confidentiality agreement on terms no more favorable to the other party than those contained in the confidentiality agreement signed with an affiliate of Parent.

        For the purposes of the merger agreement, "superior proposal" means any acquisition proposal on terms that the board of directors determines, in its good faith judgment (after having received advice from its outside legal counsel or its financial advisors), are more favorable to Stelmar shareholders than the terms of the merger as set forth in the merger agreement.

        We have agreed to notify Parent of any acquisition proposal we receive within one business day after receipt of such acquisition proposal. In our notice to Parent, we have agreed to specify the material terms and conditions of the acquisition proposal, but not the identity of the party making the acquisition proposal. We have also agreed to notify Parent of any material modification to any acquisition proposal within one business day after such modification is proposed.

        In addition, we have agreed that our board of directors will not withdraw or modify, in a manner adverse to Parent or Merger Sub, its recommendation of the merger agreement.

        Notwithstanding our obligations under the merger agreement, our board of directors may withdraw or modify its recommendation if it determines, in its good faith judgment (after consultation with its outside legal counsel), that its failure to do so might reasonably be deemed to constitute a breach of its fiduciary duties under applicable law.

        We are also not prohibited from making any disclosure to our shareholders if our board determines, in its good faith judgment after consultation with its outside legal counsel, that we are required to do so to comply with our board's fiduciary duties under applicable law.

  Employee Benefits

        From and after the effective time, Parent has agreed to cause Stelmar, as the surviving corporation in the merger, and its subsidiaries to honor, in accordance with their terms, all contracts, agreements, arrangements, policies, plans and commitments of Stelmar and our subsidiaries as in effect immediately prior to the effective time that are applicable to any current or former employees or directors of Stelmar or any of our subsidiaries. Employees of Stelmar or any of our subsidiaries will receive credit for purposes of eligibility, participation and vesting (but not for benefit accruals) under any employee benefit plan, program or arrangement established or maintained by Stelmar, as the surviving corporation in the merger, or any of its subsidiaries for service accrued or deemed accrued prior to the effective time with Stelmar or any of our subsidiaries; provided, however, that such crediting of service will not operate to duplicate any benefit or the funding of any such benefit. In addition, Parent will waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions to the same extent such limitations are waived under any comparable plan of Parent or its subsidiaries and recognize, for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by employees of Stelmar or any of our subsidiaries in the calendar year in which the effective time of the merger occurs.

  Directors' and Officers' Indemnification and Insurance

        The merger agreement provides that the By-Laws of Stelmar, as the surviving corporation in the merger, will contain provisions no less favorable with respect to indemnification of our directors and officers than those set forth in our current By-Laws.

        The merger agreement requires Stelmar, as the surviving corporation in the merger, to honor all of the obligations to indemnify the current or former directors and officers of Stelmar or any of its subsidiaries for acts and omissions by such directors or officers occurring at or prior to the effective time of the merger, to the extent such obligations existed on September 20, 2004, which obligations will survive the merger and continue in accordance with the terms of Stelmar's current Articles of Incorporation and By-Laws from the effective time of the merger.

        The merger agreement also requires Stelmar, as the surviving corporation in the merger, to use its commercially reasonable efforts to maintain in effect for six years from the effective time of the merger, if available, our current directors' and officers' liability insurance policies (or substitute policies of at least the same coverage containing terms and conditions that are not less favorable) with respect to matters occurring prior to the effective time of the merger.

        The obligations described above regarding directors' and officers' indemnification and insurance must be assumed by any successor entity to Stelmar, as the surviving corporation in the merger, or by Parent, at Parent's option, as a result of any consolidation or merger where Stelmar, as the surviving corporation in the merger, will not be the continuing or surviving corporation or where it transfers all or substantially all of its properties and assets to any third party.

        The merger agreement also provides that the By-Laws of Stelmar, as the surviving corporation in the merger, will not be amended after the effective time of the merger if such action would adversely affect the rights of persons who, on or prior to the effective time of the merger, are entitled to advances, indemnification or exculpation under such By-Laws for actions or omissions by such persons at any time at or prior to the effective time of the merger (which persons includes any current or former directors or officers of any of our subsidiaries).

  Further Action; Reasonable Efforts

        Subject to the terms and conditions of the merger agreement, each party will:

  •
  with respect to the merger, make promptly its filings, and thereafter make any other required submissions, under any applicable merger control laws of any member states of the European Community and any applicable merger control laws of any other jurisdictions in which Stelmar or any of our other subsidiaries conducts business; and

  •
  use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the merger, including using its commercially reasonable efforts to secure clearance of the merger under all applicable merger control laws of any member states of the European Community and any other jurisdictions in which Stelmar or any of our other subsidiaries conducts business and to obtain all other consents, approvals, authorizations, qualifications and orders of governmental authorities and other persons as are necessary to consummate the merger.

        In addition, we have agreed that, if at any time after the effective time any further action is necessary or desirable to carry out the purposes of the merger agreement, the proper officers and directors of each party will use their commercially reasonable efforts to take all such action.

        The parties have agreed to cooperate with and assist one another in connection with all such actions, including the preparation and making of any filings and, if requested, amending or furnishing additional information to such governmental authorities or persons. The parties have also agreed to provide copies of all related documents to the non-filing party and its advisors prior to filing, and, to the extent practicable, none of the parties will file any such document or have any communication with any governmental authority without prior consultation with the other party. Each party has also agreed that it will keep the other apprised of the content and status of any communications with, and communications from, any governmental authority with respect to the merger. To the extent practicable and permitted by a governmental authority, each party has also agreed to permit representatives of the other party to participate in meetings and calls with such governmental authority.

        Each of the parties has agreed to cooperate and use its commercially reasonable efforts to vigorously contest and resist any action, including administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits completion of the merger, including vigorously pursuing all available avenues of administrative and judicial appeal.

  Notice of Developments

        Stelmar and Parent have agreed to give each other prompt written notice of any material adverse development causing a breach of any of its own representations and warranties contained in the merger agreement. Such notice will not be deemed to prevent or cure any misrepresentation, breach of warranty or breach of covenant by such party.

  Sonap Joint Venture

        We have agreed, prior to the completion of the merger, to use commercially reasonable efforts to secure a waiver from Sonap International, Inc. of its right to declare a default under its shareholder agreement with us relating to Stelcape Limited.

Conditions to the Merger

        The obligations of all parties to complete the merger are subject to the following mutual conditions:

  •
  receipt of the necessary approval and authorization from Stelmar shareholders;

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  the absence of any governmental orders that have the effect of making the merger illegal or that otherwise prohibit the closing; and

  •
  any waiting period (and any extension thereof) under the antitrust legislation of any relevant jurisdiction applicable to the merger will have expired or been terminated.

        The obligations of Parent and Merger Sub to complete the merger are subject to the following additional conditions:

  •
  our representations and warranties contained in the merger agreement that are qualified by "materiality" or "material adverse effect" must be true and correct in all respects, and our representations and warranties that are not so qualified must be true and correct in all material respects, in each case as if made as of the closing date, except to the extent expressly made as of a specified date, in which case as of such date;

  •
  the performance, in all material respects, by us of our covenants and agreements in the merger agreement;

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  our delivery to Parent at closing of a certificate with respect to our representations, warranties, covenants and agreements; and

  •
  the receipt by Parent and Merger Sub of an opinion from our counsel in customary form with respect to the matters referenced in an exhibit to the merger agreement.

        Our obligation to complete the merger is subject to the following additional conditions:

  •
  Parent's and Merger Sub's representations and warranties qualified by "materiality" must be true and correct in all respects, and Parent's and Merger Sub's representations and warranties that are not so qualified must be true and correct in all material aspects, in each case as if made on the closing date, except to the extent expressly made as of a specified date, in which case as of such date;

  •
  the performance, in all material respects, by Parent and Merger Sub of their covenants and agreements in the merger agreement; and

  •
  the delivery at closing by Parent of a certificate with respect to Parent's and Merger Sub's representations, warranties, covenants and agreements.

Termination of the Merger Agreement

        The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, whether before or after shareholder approval and authorization has been obtained, as follows:

  •
  by mutual consent of Parent and Stelmar;

  •
  by either Parent or Stelmar, if:

  •
  the effective time of the merger has not occurred on or before January 31, 2005, so long as the failure of the merger to occur by this time is not the result of the failure of the terminating party to fulfill any obligation under the merger agreement;

  •
  a governmental authority has enacted, issued, promulgated, enforced or entered any law, order or injunction that has the effect of making completion of the merger illegal or otherwise preventing or prohibiting completion of the merger; or

  •
  the merger agreement is not approved and authorized by the requisite vote of Stelmar shareholders at the special meeting of the shareholders;

  •
  by Parent, if, prior to the effective time, our board of directors:

  •
  withdraws or modifies in a manner adverse to Parent or Merger Sub its recommendation of the merger agreement; or

  •
  approves or recommends any acquisition proposal;

  •
  by Stelmar, if our board of directors withdraws or modifies in a manner adverse to Parent or Merger Sub its recommendation of the merger agreement.

Termination Fees and Expense Reimbursement

        We have agreed to pay Parent a termination fee of $20 million plus Parent's, Ansber Trading Limited's and Merger Sub's actual and reasonable out-of-pocket transaction expenses, within two business days of the date of termination of the merger agreement if:

  •
  Parent terminates the merger agreement, prior to the effective time, due to our board of directors:

  •
  withdrawing or modifying in a manner adverse to Parent or Merger Sub its recommendation of the merger agreement; or

    •
    approving or recommending any acquisition proposal; or

  •
  Stelmar terminates the merger agreement due to our board of directors withdrawing or modifying in a manner adverse to Parent or Merger Sub its recommendation of the merger agreement.

        We have also agreed to pay Parent a fee of $6 million, within two business days of the date of termination by Parent or Stelmar, if Parent or Stelmar terminates the merger agreement because of the failure to receive the requisite vote for approval and authorization at the special meeting of the shareholders.

        Except as described above, each party must pay its own costs and expenses incurred in connection with the merger agreement and the merger, whether or not the merger is consummated.

Amendment and Waiver

        The merger agreement may be amended prior to the effective time of the merger by mutual agreement of the parties. After the merger agreement has been approved and authorized by our shareholders, no amendment will be made to the merger agreement that would reduce the amount or change the type of consideration payable to Stelmar or our shareholders. The merger agreement also provides that, at any time prior to the effective time of the merger, any party may extend the time for the performance of any obligations or other acts of the other parties, waive any inaccuracies in the representations and warranties of the other parties or waive compliance with any agreement of another party or any condition to its own obligations contained in the merger agreement.

Assignment

        The merger agreement may not be assigned or transferred without the prior written consent of the other party, except that Parent may assign all of its rights and obligations to an affiliate of Parent without prior written consent of Stelmar. The merger agreement also provides that, no later than five days following the merger agreement, Ansber Trading Limited will assign the merger agreement to Merger Sub. Accordingly, on September 22, 2004, Castlehill Trading Limited and Ansber Trading Limited assigned their respective rights and obligations under the merger agreement to Parent and Merger Sub, respectively, and have no further rights or obligations under the merger agreement.

MARKET PRICE OF STELMAR COMMON STOCK
AND DIVIDEND INFORMATION

        Stelmar common stock is listed and traded on the NYSE under the symbol "SJH". The following table sets forth, for the quarters indicated, the high and low sales prices of Stelmar common stock on a per share basis on the NYSE as reported by IDC/Exshare and the amount of cash dividends paid with respect to Stelmar common stock, on a per share basis.

Stelmar Common Stock Market Data

	High	Low	Dividends
2002
First Quarter	$16.72	$13.86	—
Second Quarter	$16.80	$14.30	—
Third Quarter	$16.21	$13.81	—
Fourth Quarter	$15.99	$13.56	—
2003
First Quarter	$16.10	$14.60	—
Second Quarter	$16.99	$14.06	—
Third Quarter	$18.60	$16.01	—
Fourth Quarter	$22.20	$17.15	$0.12
2004
First Quarter	$29.35	$20.90	$0.12
Second Quarter	$33.15	$23.50	$0.12
Third Quarter	$38.35	$29.70	$0.12
Fourth Quarter (through October 13, 2004)	$38.50	$37.85	—

        On May 14, 2004, the last trading day before the public announcement of a proposal to acquire Stelmar, the closing price per share of Stelmar common stock as reported on the NYSE was $24.95. On September 17, 2004, the last trading day before the public announcement of the execution of the merger agreement, the closing price per share of Stelmar common stock as reported on the NYSE was $35.55.

        Shareholders are urged to obtain a current market quotation for Stelmar common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND SENIOR MANAGEMENT

        The following table sets forth, as of October 14, 2004 (unless otherwise noted), certain information regarding the beneficial ownership of Stelmar common stock by:

  •
  each person known by us to be the beneficial owner of more than 5% of outstanding Stelmar common stock;

  •
  each of our directors and members of senior management; and

  •
  all of our directors and members of senior management as a group.

        There were approximately 17,565,549 shares of Stelmar common stock outstanding on that date.

	Shares Beneficially Owned
Name
	Number(1)	Percent
Polys Haji-Ioannou(2)	2,412,026	13.73%
Neuberger Berman Inc., Neuberger Berman, LLC(3)	1,934,800	11.01%
FMR Corp.(4)	1,283,700	7.31%
Stelios Haji-Ioannou(5)	1,138,584	6.48%
Nicholas Hartley	13,550	*
Thomas Amonett	3,500	*
Terence Coghlin	3,500	*
Roger Haynes(6)	4,000	*
George Karageorgiou(7)	0	*
Eileen Kamerick	1,900	*
Ray Miles	1,900	*
Peter Goodfellow	52,610	*
Stamatis Molaris	25,490	*
George Dienis	3,666	*
Adrian McMahon	871	*
All directors and members of senior management as a group (11 persons)	110,987	*

*
Represents less than 1% of outstanding Stelmar common stock.

(1)
The numbers and percentages of shares of Stelmar common stock listed below include shares issuable pursuant to currently outstanding stock options covering shares of Stelmar common stock that are exercisable within 60 days of October 14, 2004, as follows: (i) Nicholas Hartley—9,000; (ii) Thomas Amonett—2,000; (iii) Terence Coghlin—2,000; (iv) Roger Haynes—4,000; and (v) all directors and members of senior management as a group—17,000.

(2)
The number of shares of Stelmar common stock shown as beneficially owned was disclosed in an Amendment to Schedule 13D, dated September 13, 2004, and filed with the SEC by the listed person. The business address of the listed person is c/o Stelinvest Corp., Status Center, 2A Areos Street, Vouliagmeni 16671, Athens, Greece.

(3)
The number of shares of Stelmar common stock shown as beneficially owned was disclosed in a Form 13F-HR, for the quarter ended June 30, 2004, and filed with the SEC by the listed person on July 28, 2004. The business address of Neuberger Berman Inc. is 605 Third Ave, New York, NY 10158.

(4)
The number of shares of Stelmar common stock shown as beneficially owned was disclosed in a Form 13F-HR, for the quarter ended June 30, 2004, and filed with the SEC by the listed person on August 16, 2004. The business address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(5)
The number of shares of Stelmar common stock shown as beneficially owned was disclosed in an Amendment to Schedule 13D, dated September 21, 2004, and filed with the SEC by the listed person. The business address of the listed person is c/o Stelinvest Corp., Status Center, 2A Areos Street, Vouliagmeni 16671, Athens, Greece.

(6)
Mr. Haynes resigned as a director on April 12, 2004.

(7)
Mr. Karageorgiou resigned as a director of Stelmar effective March 18, 2004. On September 28, 2004, Mr. Karageorgiou sold 4,150 shares of Stelmar common stock. On September 29, 2004 Mr. Karageorgiou exercised options covering 7,000 shares of Stelmar common stock and sold the shares issued to him upon such exercise.

DISSENTERS' RIGHTS

        Under the LBCA, you have the right to dissent from the merger and to receive payment in cash of the fair value of your Stelmar common stock. Stelmar shareholders electing to exercise dissenters' rights must comply with the provisions of Section 10.8 of the LBCA in order to perfect their rights. Stelmar will require strict compliance with the statutory procedures.

        The following is intended as a brief summary of the material provisions of the statutory procedures required to be followed by a shareholder in order to dissent from the merger and perfect dissenters' rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 10.8 of the LBCA, the full text of which appears in Appendix C to this proxy statement.

        A shareholder intending to enforce such shareholder's rights to receive payment for his, her or its shares if the proposed merger becomes effective must file with Stelmar, before the meeting of shareholders at which the merger is submitted to a vote, or at such meeting but before the vote, written objection to the merger. The objection must include a statement that such shareholder intends to demand payment for his, her or its shares if the merger becomes effective. Such objection is not required from any shareholder to whom Stelmar did not give notice of such meeting in accordance with the LBCA or where the proposed merger is authorized by written consent of the shareholders without a meeting.

        All written objections should be addressed to Stelmar Shipping Ltd., Status Center, 2A Areos Street, Vouliagmeni, GR-166 71 Athens, Greece, Attention: Olga Lambrianidou.

        Within twenty days after the date on which the shareholders' vote approving and authorizing the merger agreement is taken, or the date on which such consent without a meeting is obtained from the requisite shareholders, Stelmar must give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any who voted for or consented in writing to the proposed action.

        Within twenty days after the giving of notice to any such shareholder, any shareholder to whom Stelmar was required to give such notice and who elects to dissent must file with Stelmar a written notice of such election, stating his, her or its name and residence address, the number and classes of shares as to which he, she or it dissents, and a demand for payment of the fair value of his, her or its shares.

        All notices of election to dissent should be addressed to Stelmar Shipping Ltd., Status Center, 2A Areos Street, Vouliagmeni, GR-166 71 Athens, Greece, Attention: Olga Lambrianidou.

        To be effective, a notice of election to dissent by a shareholder must be submitted by, or in the name of, such registered shareholder, fully and correctly, as the shareholder's name appears on his, her or its share certificate(s). Beneficial owners who do not also hold the shares of record may not directly demand dissenters' rights from Stelmar. The beneficial holder must, in such cases, have the registered owner submit the required notice of election to dissent in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a notice of election to dissent should be made in that capacity. A record owner, such as a broker, who holds shares as a nominee for others, may exercise his, her or its dissenters' rights with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written notice of election to dissent should state the number of shares as to which such election is sought.

        A shareholder may not dissent as to fewer than all the shares held by him, her or it of record that he, she or it owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to fewer than all the shares of such owner held of record by such nominee or fiduciary.

        If you hold your shares of Stelmar common stock in a brokerage account or in other nominee form and you wish to exercise dissenters' rights, you should consult with your broker or the other nominee to determine the appropriate procedures for submitting a notice of election to dissent by the nominee.

        Upon filing a notice of election to dissent, the shareholder will cease to have any of the rights of a shareholder except the right to be paid the fair value of his, her or its shares.

        Within seven days after the expiration of the period within which shareholders may file their notices of election to dissent, or within seven days after the proposed merger becomes effective, whichever is later, Stelmar must make a written offer by registered mail to each shareholder who has filed such notice of election to pay for such shareholder's shares at a specified price which the offering entity considers to be their fair value. If, within thirty days after the making of such offer, Stelmar and any shareholder agree upon the price to be paid for such shareholder's shares, payment therefor must be made within thirty days after the making of such offer upon the surrender of the certificates representing such shares.

        The following procedures will apply if Stelmar fails to make such offer within such period of seven days, or if it makes the offer and any dissenting shareholder fails to agree with it within the period of thirty days thereafter upon the price to be paid for shares owned by such shareholder:

  •
  Stelmar must, within twenty days after the expiration of whichever is applicable of the two periods mentioned in the preceding paragraph, institute a special proceeding in the circuit court in the judicial circuit in Liberia in which the office of Stelmar is located to determine the rights of dissenting shareholders and to fix the fair value of their shares.

  •
  If Stelmar fails to institute such proceeding within such period of twenty days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty-day period. If such proceeding is not instituted within such thirty-day period, all dissenters' rights will be lost unless the circuit court, for good cause shown, otherwise directs.

  •
  All dissenting shareholders, excepting those who have agreed with Stelmar upon the price to be paid for their shares, must be made parties to such proceeding, which will have the effect of an action quasi in rem against their shares. Stelmar must serve a copy of the petition in such proceeding upon each dissenting shareholder in the manner provided by law for the service of a summons.

  •
  The court will determine whether each dissenting shareholder, as to whom Stelmar requests the court to make such a determination, is entitled to receive payment for such shareholder's shares. If Stelmar does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it will proceed to fix the value of the shares, which will be the fair value as of the close of business on the day prior to the date on which the shareholders' vote approving and authorizing the merger agreement is taken, excluding any appreciation or depreciation directly or indirectly induced by such corporate action or its proposal. The court may, if it so elects, appoint an appraiser to receive evidence and recommend a decision on the question of fair value.

  •
  The final order in the proceeding will be entered against Stelmar in favor of each dissenting shareholder who is a party to the proceeding and is entitled to the value of such shareholder's shares so determined. Within sixty days after the final determination of the proceeding, Stelmar will pay to each dissenting shareholder the amount found to be due to such shareholder, upon surrender of the certificates representing such shareholder's shares.

        The enforcement by a shareholder of such shareholder's right to receive payment for such shareholder's shares will exclude the enforcement by such shareholder of any right to which such shareholder might otherwise be entitled by virtue of share ownership, except that such shareholder will not be excluded from bringing or maintaining an appropriate action to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to such shareholder.

SUBMISSION OF SHAREHOLDER PROPOSALS

        If the merger is completed, we will no longer be a publicly held company and there will be no public participation in any future meetings of our shareholders. However, if the merger is not completed, our shareholders will continue to be entitled to attend and participate in our shareholders' meetings. If the merger is not completed, we will inform our shareholders, by press release or other means determined reasonable, of the date by which shareholder proposals must be received by us for inclusion in the proxy materials relating to our 2005 annual meeting.

        In addition, our amended and restated By-Laws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at our principal executive offices, not less than 150 days nor more than 180 days prior to the anniversary date of the immediately preceding annual meeting. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        Stelmar is currently subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers having securities registered under Section 12 thereof and, in accordance with those requirements, files annual reports with and furnishes other information to the SEC. As a foreign private issuer, Stelmar is not required to file annual, quarterly or current reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act and is not subject to the proxy rules under the Exchange Act.

        You may read and copy any document Stelmar files with or furnishes to the SEC at the public reference rooms maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents by mail from the Public Reference Section of the SEC at the above address, at prescribed rates. Please call the SEC at 1 (800) SEC-0330 (within the US) or +1 (202) 942-8090 (outside the US) for information on the operation of the public reference rooms. The SEC also maintains an internet worldwide website (www.sec.gov) that contains reports and other information about issuers, like Stelmar, who file electronically with the SEC.

APPENDICES

A.
Agreement and Plan of Merger, dated September 20, 2004

B.
Opinion, dated September 19, 2004, of Morgan Stanley & Co. Incorporated

C.
Sections 10.7 and 10.8 of the Liberian Business Corporation Act, as amended—Dissenters' Rights

APPENDIX A
CONFORMED COPY

AGREEMENT AND PLAN OF MERGER
among
CASTLEHILL TRADING LIMITED,
ANSBER TRADING LIMITED
and
STELMAR SHIPPING LTD.
Dated September 20, 2004

i

ii

iii

        AGREEMENT AND PLAN OF MERGER, dated September 20, 2004 (this "Agreement"), among Castlehill Trading Limited, a Cypriot corporation ("Parent"), Ansber Trading Limited, a Cypriot corporation and a wholly owned subsidiary of Parent ("Newco"), and Stelmar Shipping Ltd., a Liberian corporation formed under the name of "Diostel Inc." (the "Company").

        WHEREAS, the Boards of Directors of Parent, Newco and the Company have each determined that it is in the best interests of their respective shareholders for Parent to acquire the Company upon the terms and subject to the conditions of this Agreement;

        WHEREAS, in furtherance of such acquisition, the Boards of Directors of Parent, Newco and the Company have each approved this Agreement and the merger (the "Merger") of Merger Sub (defined below) with and into the Company in accordance with the Business Corporation Act of 1976 of the Republic of Liberia, as amended (the "LBCA"), and upon the terms and subject to the conditions of this Agreement;

        WHEREAS, the shareholder of Newco has approved and authorized this Agreement;

        WHEREAS, Newco intends to assign its rights hereunder to an affiliate of Newco to be incorporated under the laws of the Republic of Liberia ("Merger Sub"); and

        WHEREAS, the Board of Directors of the Company (the "Company Board") has determined to recommend the approval and authorization of this Agreement by the shareholders of the Company, upon the terms and subject to the conditions of this Agreement.

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Newco and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

        SECTION 1.01    Certain Defined Terms.    For purposes of this Agreement:

        "Acquisition Proposal" means (i) any proposal or offer from any Person other than Parent, Newco or Merger Sub relating to any direct or indirect acquisition of (A) all or substantially all of the assets of the Company and the Subsidiaries taken as a whole or (B) more than 50% of the Shares, (ii) any tender offer, exchange offer or agreement that, if consummated, would result in any Person beneficially owning more than 50% of the Shares, (iii) any merger, consolidation or other business combination with the Company other than the Merger or (iv) any recapitalization of the Company or similar transaction that, if consummated, would result in any person beneficially owning more than 50% of the outstanding shares of Common Stock.

        "Action" means any litigation, suit, claim, action, proceeding or investigation.

        "affiliate" means, with respect to a specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

        "Agreement" has the meaning set forth in the Preamble.

        "Assignment Date" has the meaning set forth in Section 5.08(b).

        "beneficial ownership" means, with respect to any security, having beneficial ownership of such security as determined under Rule 13d-3 of the Exchange Act.

        "business day" means any day (other than a Saturday or Sunday) on which banks are not required or authorized to close in the City of New York, United States of America, or in Athens, Greece.

        "Certificate" has the meaning set forth in Section 3.01(a).

        "Certificate of Merger" has the meaning set forth in Section 2.02.

        "Closing" has the meaning set forth in Section 2.02.

        "Closing Date" means the date on which the Closing occurs.

        "Common Stock" means each share of common stock, par value $0.02 per share, of the Company.

        "Company" has the meaning set forth in the Preamble.

        "Company Board" has the meaning set forth in the Recitals.

        "Confidentiality Agreement" means the confidentiality agreement, dated August 6, 2004, between Parent and the Company.

        "control" (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

        "Deputy Registrar" has the meaning set forth in Section 1.2 of the LBCA.

        "Disclosure Schedule" means the Disclosure Schedule, dated the date hereof, delivered by the Company to Parent and Newco in connection with the execution and delivery of this Agreement.

        "Dissenting Shares" has the meaning set forth in Section 3.05(a).

        "Effect" has the meaning set forth in the definition of Material Adverse Effect.

        "Effective Time" has the meaning set forth in Section 2.02.

        "Environmental Law" means any United States or non-United States (including Liberia) federal, national, supranational or international, state, provincial or local statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order or convention or protocol having the force of law, in effect as of the date of this Agreement relating to (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances, (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances, (iii) pollution or protection of the environment or (iv) worker safety and health as such relates to exposure to Hazardous Substances.

        "Environmental Permits" means any Permit issued or required pursuant to Environmental Law.

        "Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

        "Exchange Fund" has the meaning set forth in Section 3.02(a).

        "Governmental Authority" means any United States or non-United States (including Liberia) federal, national, supranational, state, provincial or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body.

        "Hazardous Substances" means (i) any petroleum, petroleum products, petroleum by-products or breakdown products and (ii) any substances regulated as hazardous or toxic or as a pollutant or a contaminant under, or for which liability may be imposed by, applicable Environmental Law, including asbestos, polychlorinated biphenyls and silica to the extent such are regulated under applicable Environmental Law.

        "Intellectual Property" means all of the following in any jurisdiction: (a) all rights in inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade names, corporate names, Internet domain names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all rights of publicity and rights of privacy, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals) and (f) all other proprietary rights.

        "Jefferies" has the meaning set forth in Section 4.18.

        "Knowledge of the Company" means the actual knowledge, after reasonable investigation, of George Dienis, Peter Goodfellow, Olga Lambrianidou, Adrian McMahon or Stamatis Molaris.

        "Law" means any United States or non-United States (including Liberia) statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order of any Governmental Authority, but excluding any Environmental Law.

        "LBCA" has the meaning set forth in the Recitals.

        "Maritime Guideline" means any United States or non-United States (including Liberia) rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Vessel, and to which a Vessel is subject, imposed or published by any Governmental Authority, the International Maritime Organization, such Vessel's classification society or the insurer(s) of such Vessel.

        "Material Adverse Effect" means any event, circumstance, change or effect (any such item, an "Effect") that is or is reasonably likely to be materially adverse to the business, financial condition or results of operations of the Company and the Subsidiaries taken as a whole; provided, however, that in no event shall any of the following be deemed, either alone or in combination, to constitute, nor shall any of the following be taken into account in determining whether there has been, a "Material Adverse Effect": (i) any Effect that results from changes in general economic conditions or changes in securities markets in general unless such Effect disproportionately affects the Company and the Subsidiaries taken as a whole, (ii) any Effect that generally affects any of the segments of the shipping industry in which the Company and the Subsidiaries operate unless such Effect disproportionately affects the Company and the Subsidiaries taken as a whole, (iii) any Effect that results from the announcement of this Agreement or the consummation of the Merger, including losses of employees but excluding shareholder litigation, or (iv) any Effect that results from the taking of any action required by this Agreement; provided further that for purposes of clauses (iii) and (iv), the Company shall have used its commercially reasonable efforts to ameliorate any such Effect.

        "Material Contracts" has the meaning set forth in Section 4.13(a).

        "Merger" has the meaning set forth in the Recitals.

        "Merger Consideration" has the meaning set forth in Section 3.01(a).

        "Merger Sub" has the meaning set forth in the Recitals.

        "Morgan Stanley" has the meaning set forth in Section 4.16.

        "Newco" has the meaning set forth in the Preamble.

        "Option Payment" has the meaning set forth in Section 3.04(a).

        "Parent" has the meaning set forth in the Preamble.

        "Parent Expenses" means all of Parent's, Newco's and Merger Sub's actual and reasonable out-of-pocket expenses incurred in connection with the transactions contemplated in this Agreement, including in connection with preparing and negotiating the Agreement and carrying out its due diligence of the Company and the Subsidiaries, and their respective assets and liabilities (including in connection with each of the foregoing, regulatory filing fees and reasonable attorneys' and accounting fees and expenses).

        "Paying Agent" has the meaning set forth in Section 3.02(a).

        "Permits" has the meaning set forth in Section 4.06.

        "Permitted Liens" means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced and as to which none of the Company or the Subsidiaries is otherwise subject to criminal liability due to its existence and which (other than any maritime liens incurred in the ordinary course of business consistent with past practice) are not, individually or in the aggregate, material: (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings, (b) liens imposed by Law, such as materialmen's, mechanic's, carrier's, workmen's and repairmen's liens and other similar liens arising in the ordinary course of business, and (c) pledges or deposits to secure statutory obligations.

        "Person" means an individual, corporation, partnership, limited partnership, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

        "Plans" has the meaning set forth in Section 4.09(a).

        "Preferred Stock" means each share of preferred stock, par value $0.01 per share, of the Company.

        "Proxy Statement" means the proxy statement to be sent to the shareholders of the Company in connection with the Shareholders' Meeting.

        "Registrar" means the Minister of Foreign Affairs of the Republic of Liberia.

        "Restricted Stock" has the meaning set forth in Section 3.04(b).

        "Representatives" has the meaning set forth in Section 7.03(a).

        "Sarbanes-Oxley Act" means the United States Sarbanes-Oxley Act of 2002, as amended.

        "SEC" means the United States Securities and Exchange Commission.

        "SEC Reports" has the meaning set forth in Section 4.07(a).

        "Securities Act" means the United States Securities Act of 1933, as amended.

        "Shareholders' Meeting" has the meaning set forth in Section 7.01.

        "Shares" has the meaning set forth in Section 3.01(a).

        "Sonap" means Sonap International, Inc., a company incorporated under the laws of Panama.

        "Stock Option" has the meaning set forth in Section 3.04(a).

        "Stock Option Plans" means the Company's 2001 Stock Option Plan and 2004 Stock Option Plan.

        "subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is owned, directly or indirectly, by such Person or one or more other subsidiaries of such Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is owned, directly or indirectly, by such Person or one or more other subsidiaries of such Person or a combination thereof and, for purposes of this clause (ii), a Person shall be deemed to own a majority ownership interest in such a business entity if such Person (alone or with one or more of its subsidiaries) shall be allocated a majority of such business entity's gains or losses or shall be the managing director or general partner of such business entity.

        "Subsidiary" means a subsidiary of the Company.

        "Superior Proposal" means any Acquisition Proposal on terms that the Company Board determines, in its good faith judgment (after having received advice from its outside legal counsel or its financial advisors), are more favorable to the shareholders of the Company than the terms of the Merger as set forth in this Agreement.

        "Surviving Corporation" has the meaning set forth in Section 2.01.

        "Tax Returns" means any and all returns, reports and forms required to be filed with any taxing authority (including any schedule or attachment thereto) in connection with the determination, assessment or collection of any Taxes of the Company or any Subsidiary.

        "Taxes" means (i) all taxes, charges, duties, fees, levies or other assessments, including income, excise, gross receipts, property, sales, use, value added, profits, registration, tonnage, fuel, license, customs, withholding (with respect to compensation or otherwise), payroll, employment, net worth, transfer, stamp, social security, occupation and franchise taxes, imposed by any Governmental Authority or taxing authority, and including any interest, penalties and additional amounts imposed with respect thereto and (ii) any liability for the payment of any amount of a type described in clause (i) arising as a result of being or having been a member of any consolidated, combined, unitary or other group or being or having been included or required to be included in any Tax Return related thereto.

        "U.S. GAAP" means United States generally accepted accounting principles.

        "Vessel" means a vessel owned or leased by the Company or any Subsidiary.

        SECTION 1.02    Interpretation.    In this Agreement, except to the extent that the context otherwise requires:

          (a)   when a reference is made in this Agreement to an Article, Section or Schedule, such reference is to an Article or Section of, or a Schedule to, this Agreement unless otherwise indicated;

          (b)   the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

          (c)   whenever the words "include", "includes" or "including" are used in this Agreement, they are deemed to be followed by the words "without limitation";

          (d)   the words "hereof", "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

          (e)   all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

          (f)    the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

          (g)   references to writing shall include any modes of reproducing words in a legible and non-transitory form;

          (h)   (i) the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word "other" shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and (ii) general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words; and

          (i)    references to the time of day are (unless otherwise expressly provided) to Athens time and references to a day are to a period of 24 hours running from midnight on the previous day.

ARTICLE II

THE MERGER

        SECTION 2.01    The Merger.    Upon the terms and subject to the conditions set forth in Article VIII, and in accordance with the LBCA, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

        SECTION 2.02    Effective Time; Closing.    As promptly as practicable after the satisfaction or, if permissible, waiver of all of the conditions set forth in Article VIII, the parties hereto shall cause the Merger to be consummated by filing articles of merger (including this Agreement) or a certificate of merger, substantially in the form attached hereto as Exhibit 2.02 (in either case, the "Certificate of Merger"), with the Registrar and the Deputy Registrar, in such form as required by, and executed in accordance with, the relevant provisions of the LBCA (the date and time of such filing of the Certificate of Merger (or such later time, not exceeding 90 days from the date of filing, as may be agreed by each of the parties hereto and specified in the Certificate of Merger as the Effective Time) being the "Effective Time"). Immediately prior to such filing of the Certificate of Merger, a closing (the "Closing") shall be held at the offices of Shearman & Sterling LLP, Broadgate West, 9 Appold Street, London, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII.

        SECTION 2.03    Effect of the Merger.    At the Effective Time, the effect of the Merger shall be as provided in Section 10.4 of the LBCA.

        SECTION 2.04    Articles of Incorporation; By-Laws.    (a) At the Effective Time, the Articles of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided in the LBCA and such Articles of Incorporation; provided, however, that, at the Effective Time, Section A of the Articles of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is Stelmar Shipping Ltd.".

        (b)   Subject to Section 7.06(a), at the Effective Time, the By-Laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation until thereafter amended as provided in the LBCA, the Articles of Incorporation of the Surviving Corporation and such By-Laws.

        SECTION 2.05    Directors and Officers of the Surviving Corporation.    The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and By-Laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

ARTICLE III

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

        SECTION 3.01    Conversion of Capital Stock.    At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

          (a)   Each share of Common Stock (all issued and outstanding shares of Common Stock being hereinafter collectively referred to as the "Shares") issued and outstanding immediately prior to the Effective Time (other than any Shares to be cancelled pursuant to Section 3.01(b) and any Dissenting Shares) shall be cancelled and shall be converted automatically into the right to receive $38.55 in cash, without interest (the "Merger Consideration"), payable upon surrender, in the manner provided in Section 3.02, of the certificate that formerly evidenced such Share (the "Certificate");

          (b)   Each Share held in the treasury of the Company and each Share owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

          (c)   Each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.02 per share, of the Surviving Corporation.

        SECTION 3.02    Exchange of Certificates.    (a) Paying Agent. Prior to the Effective Time, Parent shall (i) appoint a bank or trust company approved in advance by the Company to act as agent (the "Paying Agent") for the holders of Shares to receive the funds to which such holders shall become entitled pursuant to Section 3.01(a) and (ii) enter into a paying agent agreement with such Paying Agent in form and substance reasonably acceptable to the Company. Immediately after the Effective Time, Parent shall deposit, or cause Merger Sub to deposit, with the Paying Agent, for the benefit of the holders of Shares, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 3.01(a) (such cash being hereinafter referred to as the "Exchange Fund"). The Exchange Fund shall not be used for any other purpose. Parent may cause the Paying Agent to invest the Exchange Fund as directed by Parent; provided, however, that (i) the terms and conditions of the investments shall be such as to permit the Paying Agent to make prompt payment of the Merger Consideration and (ii) such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank which are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation.

        (b)   Exchange Procedures.    Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 3.01(a): (i) a letter of transmittal (which shall be in form and substance reasonably acceptable to the Company and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive promptly in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares that is not registered in the stock transfer books of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if the Certificate representing such Shares shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such Taxes have either been paid or are not applicable. Until surrendered as contemplated by this Section 3.02, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration to which the holder thereof is entitled pursuant to Section 3.01(a). No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate.

        (c)   No Further Rights.    From and after the Effective Time, holders of Certificates shall cease to have any rights as shareholders of the Company, except as provided in this Agreement or by Law.

        (d)   Termination of Exchange Fund.    Any portion of the Exchange Fund that remains undistributed to the holders of Shares for one year after the Effective Time shall be delivered to Parent, upon demand, and any holders of Shares who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) as general creditors thereof for payment of their claim for the Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

        (e)   No Liability.    None of the Paying Agent, Parent or the Surviving Corporation shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to any abandoned property, escheat or other similar Law.

        (f)    Withholding Rights.    Each of the Paying Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Stock Options or Restricted Stock such amounts as it is required to deduct and withhold with respect to such payment under all applicable Laws. To the extent that amounts are so withheld by the Paying Agent, the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, Stock Options or Restricted Stock, as applicable, in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Corporation or Parent, as the case may be.

        (g)   Lost Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay in respect of such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to Section 3.01(a).

        SECTION 3.03    Stock Transfer Books.    At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of Shares on the stock transfer books of the Surviving Corporation.

        SECTION 3.04    Stock Options.    (a) Effective as of the Effective Time, the Company shall take all necessary action, including using its commercially reasonable efforts to obtain the consent of the individual option holders, if necessary, to (i) terminate the Stock Option Plans, (ii) provide that each outstanding option to purchase shares of Common Stock granted under the Stock Option Plans or any other options to purchase shares of Common Stock granted to directors, officers or employees of, or other service providers to, the Company (each, a "Stock Option") that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested or exercisable, shall become fully vested and exercisable as of the Effective Time and (iii) cancel each Stock Option that is outstanding and unexercised at the Effective Time in the manner described in the Stock Option Plans. Each holder of a Stock Option that is outstanding and unexercised at the Effective Time shall be entitled to receive from the Surviving Corporation immediately after the Effective Time, in exchange for the cancellation of such Stock Option, an amount in cash (subject to any applicable withholding taxes) equal to the excess, if any, of (x) the Merger Consideration over (y) the applicable per share exercise price of such Stock Option, multiplied by the number of shares of Common Stock subject to such Stock Option as of the Effective Time (the "Option Payment"). Immediately after the Effective Time, Parent shall deposit, or cause Merger Sub to deposit, in an account designated by the Company, an amount sufficient to pay the aggregate Option Payments required to be paid pursuant to this Section 3.04(a).

        (b)   As of the Effective Time, each then outstanding share of restricted Common Stock ("Restricted Stock") granted to directors, officers or employees of, or other service providers to, the Company shall be cancelled and, in consideration therefor, the holder of such Restricted Stock shall receive, as promptly as practicable following the Effective Time, a cash payment (subject to applicable withholding taxes) equal to the number of shares of Restricted Stock then held by such holder multiplied by the Merger Consideration.

        SECTION 3.05    Dissenting Shares.    (a) Notwithstanding any provision of this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and that are held by shareholders who shall have filed with the Company, either before the Shareholders' Meeting or at the Shareholders' Meeting but before the relevant vote, a written objection to the approval and authorization of this Agreement in accordance with Section 10.8 of the LBCA and who shall not have voted for the approval and authorization of this Agreement (collectively, the "Dissenting Shares"), shall not be converted into, or represent the right to receive, the Merger Consideration. Each holder of Dissenting Shares who has complied in all respects with Section 10.8 of the LBCA shall instead be entitled to receive payment of the fair value of such Dissenting Shares held by such holder in accordance with the provisions of such Section 10.8, except that all Dissenting Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to dissent under such Section 10.8 shall thereupon be deemed to have been converted into, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 3.02, of the Certificate or Certificates that formerly evidenced such Shares.

        (b)   The Company shall give Parent (i) prompt notice of any objections to this Agreement or the Merger received by the Company under Section 10.8 of the LBCA, and of any demands for the fair value of any Dissenting Shares received by the Company, any withdrawals of such demands, and any other instruments with respect to Dissenting Shares served pursuant to the provisions of the LBCA and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for the fair value of any Dissenting Shares under the provisions of the LBCA. The Company shall not, except with the prior consent of Parent, make any payment with respect to any demands for the fair value of any Dissenting Shares or offer to settle or settle any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        As an inducement to Parent and Newco to enter into this Agreement, the Company hereby represents and warrants to Parent, Newco and Merger Sub that, except as set forth in the Disclosure Schedule (which Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in this Article IV; it being understood and agreed that the disclosure of any fact or item in any section of the Disclosure Schedule shall, should the existence of that fact or item be relevant to any other section of the Disclosure Schedule, be deemed to be disclosed with respect to that other section so long as the relevance of such disclosure to such other section is reasonably apparent on its face):

        SECTION 4.01    Organization and Qualification; Subsidiaries.    (a) Each of the Company and each Subsidiary is duly organized, validly existing and, to the extent such concept is legally recognized, in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of the Company and each Subsidiary is duly qualified or licensed to do business, and is, to the extent such concept is legally recognized, in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, have a Material Adverse Effect.

        (b)   Section 4.01(b) of the Disclosure Schedule sets forth a list of each Subsidiary, together with (i) its jurisdiction of incorporation or organization, as the case may be, (ii) the percentage of the outstanding capital stock of such Subsidiary owned by the Company and each other Subsidiary, (iii) the number of authorized shares for each class of its capital stock, (iv) the number of issued and outstanding shares of each class of its capital stock, the names of the holders thereof, and the number of shares held by each such holder, and (v) the number of shares of its capital stock held in treasury. Except as disclosed in Section 4.01(b) of the Disclosure Schedule, the Company does not own, of record or beneficially, any direct or indirect equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

        SECTION 4.02    Articles of Incorporation and By-Laws.    The Company has made available to Parent and Newco a copy of the Articles of Incorporation and By-Laws or equivalent organizational documents, each as amended to date, of the Company and each Subsidiary. Neither the Company nor any Subsidiary is in violation of any of the provisions of its Articles of Incorporation, By-Laws or equivalent organizational documents.

        SECTION 4.03    Capitalization.    (a) The authorized capital stock of the Company consists of (i) 25,000,000 shares of Common Stock and (ii) 20,000,000 shares of Preferred Stock. As of September 16, 2004, (i) 17,558,549 shares of Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and entitled to vote, (ii) no shares of Common Stock are held in the treasury of the Company, (iii) no shares of Common Stock are held by the Subsidiaries, (iv) 500,000 shares of Common Stock are reserved for future issuance pursuant to outstanding Stock Options and (v) 32,677 shares of Restricted Stock are issued and outstanding. As of the date of this Agreement, no shares of Preferred Stock are issued and outstanding. Except as set forth in this Section 4.03 or in Section 4.03(a)(i) of the Disclosure Schedule, there are no options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other rights, agreements, arrangements or commitments of any character to which the Company or any Subsidiary is a party relating to the issued or unissued capital stock of the Company or any Subsidiary or obligating the Company or any Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Subsidiary. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock of the Company or any Subsidiary. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any shares of any capital stock of the Company or any Subsidiary to which the Company or any Subsidiary is a party. All shares of Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 4.03(a)(ii) of the Disclosure Schedule, there are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any shares of Common Stock or any capital stock of any Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or any other Person.

        (b)   Each outstanding share of capital stock of each Subsidiary is duly authorized, validly issued, fully paid and nonassessable, and, except as set forth in Section 4.03(b) of the Disclosure Schedule, each such share is owned by the Company or another Subsidiary free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company's or any Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever. Neither the Company nor any Subsidiary owns or has any right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any Person (other than the Subsidiaries and the equity interests set forth in Section 4.01(b) of the Disclosure Schedule).

        (c)   Section 4.03(c)(i) of the Disclosure Schedule sets forth the outstanding shares of capital stock of, or other equity interest in each Person that is not a Subsidiary that is owned by the Company or a Subsidiary. Except as set forth in Section 4.03(c)(ii) of the Disclosure Schedule, each such share of capital stock or other equity interest is owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company's or any Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever created by the Company or any Subsidiary.

        SECTION 4.04    Authority Relative to this Agreement.    The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger (other than the approval and authorization of this Agreement by the holders of a majority of the then-outstanding Shares and the filing and recordation of appropriate merger documents as required by the LBCA). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Newco, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

        SECTION 4.05    No Conflict; Required Filings and Consents.    (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Articles of Incorporation or By-Laws or equivalent organizational documents of the Company or any Subsidiary, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained and that all filings and obligations described in Section 4.05(b) have been made, conflict with or violate any Law applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound, or (iii) except as set forth in Section 4.05(a) of the Disclosure Schedule, result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property or asset of the Company or any Subsidiary is bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect.

        (b)   The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the merger control Laws of any member states of the European Community and any other jurisdictions in which the Company or any Subsidiary conducts business, the filing and recordation of appropriate merger documents as required by the LBCA, and the filing of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any Subsidiary conducts business and the filing of appropriate documents following the Effective Time with the Fair Trade Commission of South Korea, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Material Adverse Effect.

        SECTION 4.06    Permits; Compliance.    Each of the Company and each Subsidiary is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority or pursuant to any Maritime Guideline necessary for each of the Company or any Subsidiary to own, lease and operate its properties (including any Vessel) or to carry on its business as it is now being conducted (the "Permits"), except where the failure to have any of the Permits would not, individually or in the aggregate, have a Material Adverse Effect. Each of the Company and each Subsidiary is in compliance with such Permits, except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect. As of the date of this Agreement, no suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened, except where the suspension or cancellation of any of the Permits would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor any Subsidiary is in conflict with, or in default, breach or violation of, (a) any Law (including Article 81 or 82 of the EC Treaty (as amended by and renumbered by the Treaty of Amsterdam) and the UK Competition Act of 1998) or Maritime Guideline applicable to the Company or any Subsidiary or by which any property or asset (including any Vessel) of the Company or any Subsidiary is bound, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, Company Permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property or asset (including any Vessel) of the Company or any Subsidiary is bound, except, with respect to clauses (a) and (b), for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, have a Material Adverse Effect.

        SECTION 4.07    SEC Filings; Financial Statements.    (a) The Company is, and at all times since March 6, 2001 has been, a foreign private issuer (as such term is defined in Rule 405 under the Securities Act and Rule 3b-4 under the Exchange Act). Since March 6, 2001, the Company has filed all forms, reports and documents required by the Securities Act, the Exchange Act and the Sarbanes-Oxley Act to be filed by it (collectively, the "SEC Reports") with or, if permissible, furnished by it to, in each case as a foreign private issuer, the SEC. Except as set forth in Section 4.07(a) of the Disclosure Schedule, the SEC Reports (i) were prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Subsidiary is required to file or furnish any form, report or other document with or to the SEC.

        (b)   Except as set forth in Section 4.07(b) of the Disclosure Schedule, (i) each of the consolidated financial statements (including, in each case, any notes thereto) contained in the SEC Reports was prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (ii) each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments) and are consistent with the books and records of the Company and the Subsidiaries.

        (c)   Except as and to the extent set forth on the consolidated balance sheet of the Company and its consolidated Subsidiaries as at June 30, 2004, including the notes thereto, neither the Company nor any Subsidiary has incurred any liability or obligation, except for liabilities and obligations that (i) are not reflected on such consolidated balance sheet, including the notes thereto, that would not, individually or in the aggregate, have a Material Adverse Effect or (ii) have been incurred since June 30, 2004 in the ordinary course of business and as would not, individually or in the aggregate, have a Material Adverse Effect.

        SECTION 4.08    Absence of Certain Changes or Events.    Since December 31, 2003, there has not been any Material Adverse Effect. During the period since June 30, 2004 through the date of this Agreement, except as set forth in Section 4.08 of the Disclosure Schedule, (a) the Company and the Subsidiaries have conducted their businesses only in the ordinary course and (b) neither the Company nor any Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 6.01.

        SECTION 4.09    Employee Benefit Plans.    (a) Section 4.09(a) of the Disclosure Schedule lists (i) all employee benefit plans, bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other material benefit plans, programs or arrangements and material written personnel policies, rules or procedures and (ii) all employment, termination, severance or other material contracts or agreements to which the Company or any Subsidiary is a party, with respect to which the Company or any Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Subsidiary for the benefit of any current or former employee, officer or director of the Company or any Subsidiary (in each of clauses (i) and (ii), other than as required by statute) (collectively, the "Plans"). Except as set forth in Section 4.09(a) of the Disclosure Schedule, the Company has made available to Parent and Newco a copy of each Plan and has made available to Parent and Newco a copy of (i) each trust or other funding arrangement prepared in connection with each such Plan, and (ii) the most recently prepared actuarial report and financial statement in connection with each such Plan.

        (b)   Other than as required by any applicable Law or any applicable collective agreement or other similar agreement, neither the Company nor any Subsidiary has now or at any time contributed to, sponsored, or maintained a defined benefit pension plan. Other than as required by any applicable Law or any applicable collective agreement or any other similar agreement, or as set forth in Section 4.09(b) of the Disclosure Schedule, none of the Plans obligates the Company or any Subsidiary to make any payment or provide any benefit as a result of a "change in control".

        (c)   Each Plan is operated in material compliance with all applicable Laws and its governing rules or terms.

        SECTION 4.10    Labor and Employment Matters.    (a) Section 4.10(a) of the Disclosure Schedule lists all agreements between the Company or any Subsidiary and trade unions or representative bodies (including union recognition agreements, collective agreements and works council agreements, but excluding national collective agreements and industry wide collective agreements). Except as disclosed therein, the consultation of or the rendering of formal advice by the works council and employee representative bodies referenced in Section 4.10(a) of the Disclosure Schedule is not required to consummate the Merger.

        (b)   Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) there are no controversies pending or, to the Knowledge of the Company, threatened between the Company or any Subsidiary and any of their respective employees, (ii) neither the Company nor any Subsidiary has breached or otherwise failed to comply with any provision of any collective agreement or similar contract, and there are no grievances outstanding against the Company or any Subsidiary under any such agreement or contract, (iii) there is no strike, slowdown, work stoppage, lockout, industrial dispute or trade dispute, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any Subsidiary, (iv) neither George Dienis, Peter Goodfellow, Olga Lambrianidou, Adrian McMahon nor Stamatis Molaris, nor, to the Knowledge of the Company, any other executive or manager of the Company or any Subsidiary, is a party to any confidentiality, non-competition, proprietary rights or other such agreement with any Person other than the Company or any Subsidiary that would be material to the performance of such employee's employment duties, or the ability of the Company or any Subsidiary to conduct its business, and (v) there is no employment-related charge, complaint, grievance, investigation, inquiry or obligation of any kind, pending or, to the Knowledge of the Company, threatened before or by any Governmental Authority, relating to an alleged material violation or breach by the Company or any Subsidiary (or by their respective officers or directors) of any Law or contract.

        SECTION 4.11    Taxes.    (a) Except as set forth in Section 4.11(a) of the Disclosure Schedule, the Company and the Subsidiaries (i) have filed or caused to be filed (taking into account any extension of time to file granted or obtained) all material Tax Returns required to be filed and all such Tax Returns are true, complete and correct in all material respects and (ii) have paid all material amounts of Taxes due (whether or not shown or required to be shown on a Tax Return. All material amounts of Taxes required to have been withheld by or with respect to the Company and the Subsidiaries have been or shall be timely withheld and remitted to the applicable taxing authority.

        (b)   Except as set forth in Section 4.11(b) of the Disclosure Schedule, (i) there are no pending audits, examinations, investigations or other proceedings in respect of any Tax matter of the Company or any Subsidiary, (ii) no deficiency for any material amount of Tax has been asserted or assessed by any taxing authority in writing against the Company or any Subsidiary, which deficiency has not been satisfied by payment, settled or been withdrawn or contested in good faith, (iii) to the Knowledge of the Company, no material issues relating to Taxes were raised by a taxing authority in any completed audit, examination, investigation or other proceedings with respect to the Company or any Subsidiary that reasonably can be expected to recur in a later taxable year with respect to Taxes of the Company or the Subsidiaries and (iv) there are no liens for Taxes in any material amount on any assets of the Company or any Subsidiary (other than any liens for Taxes not yet due and payable for which adequate reserves have been made in accordance with U.S. GAAP or for Taxes being contested in good faith).

        (c)   Except as set forth in Section 4.11(c) of the Disclosure Schedule, neither the Company nor any Subsidiary has waived any statute of limitations with respect to any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

        (d)   Except as set forth in Section 4.11(d) of the Disclosure Schedule, neither the Company nor any Subsidiary is required by any Tax allocation or Tax sharing agreement to make any payment to any Person.

        SECTION 4.12    Environmental Matters.    Except as would not, individually or in the aggregate, have a Material Adverse Effect, (a) neither the Company nor any Subsidiary nor any currently owned, operated or used Vessel is in violation of any Environmental Law, (b) neither the Company nor any Subsidiary nor any currently owned, operated or used Vessel has in the past violated any

Environmental Law, except for any such violation that has been resolved, (c) to the Knowledge of the Company, during the period of the Company's or Subsidiaries' ownership, operation or use thereof, no formerly owned, operated or used Vessel violated any Environmental Law, except for any such violation that has been resolved, (d) the Company and the Subsidiaries and any currently owned, operated or used Vessel have obtained and are in compliance with all material Environmental Permits, (e) there are no written claims, proceedings, investigations, requests or notices received by, or pending against the Company or any Subsidiary alleging violations of, or any liability or obligation arising under, any Environmental Law, (f) neither the Company nor any Subsidiary has any liability, including, without limitation, any liability for response costs, corrective action costs, personal injury, property damage, natural resources damages, attorneys' fees or any investigative, corrective or remedial obligations, associated with any Hazardous Substances at, on, from or relating to any property or Vessel owned or operated by the Company or any Subsidiary or, to the Knowledge of the Company, any formerly owned or operated property or Vessel pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), the Oil Pollution Act, as amended ("OPA") or any other Environmental Law or, as such relates to the environmental or human health impact of Hazardous Substances, the common law; and (g) neither the Company nor any Subsidiary is subject to any claim, action, obligation or liability, arising under Environmental Law or, as such relates to human exposure to asbestos, the common law, with respect to the presence or alleged presence of asbestos or asbestos-containing materials in any product or at or upon any current property or Vessels, and, to the Knowledge of the Company, neither the Company nor any Subsidiary has manufactured, sold, marketed, installed, removed, imported or distributed any asbestos-containing products in such a manner that would be reasonably likely to form the basis of any such claim, action, obligation or liability. The Company has furnished to Parent all material environmental audits, reports and other material environmental documents prepared in the last five years, which are in its possession or under its reasonable control, relating to the Company's or any Subsidiary's past or current properties, including Vessels, or operations.

        SECTION 4.13    Material Contracts.    (a) Section 4.13(a) of the Disclosure Schedule lists each of the following types of contracts and agreements to which the Company or any Subsidiary is a party (such contracts and agreements, the "Material Contracts"):

            (i)  any material operating agreement, management agreement, crewing agreement, contract of affreightment or financial lease (including any sale/leaseback agreement or similar arrangement) with respect to any Vessel;

           (ii)  any contract or agreement for or relating to the purchase or sale of any Vessel or other vessel (or any option relating to such purchase and sale) or any contract or agreement for the charter of any Vessel;

          (iii)  any contract or agreement relating to indebtedness for borrowed money (including any obligation to guarantee the indebtedness for borrowed money of any Person other than any Subsidiary) having an outstanding principal amount in excess of $5,000,000, and, for each such contract or agreement, the aggregate principal amount outstanding as of the date of this Agreement;

          (iv)  any contract or agreement relating to a security interest imposed on any asset or property of the Company or a Subsidiary, other than Permitted Liens;

           (v)  any contract or agreement with any supplier or for the furnishing of services to the Company or any Subsidiary involving consideration of more than $5,000,000 over its remaining term (including any automatic extensions thereto);

          (vi)  any partnership, joint venture or similar agreement or arrangement;

         (vii)  any contract or agreement that limits or purports to limit the ability of the Company or any Subsidiary to compete with any Person or in any geographic area or during any period of time;

        (viii)  any contract or agreement between or among the Company or any Subsidiary, on the one hand, and any director, officer or affiliate of the Company (other than any Subsidiary) or any Person that beneficially owns 5% or more of the outstanding Shares (including, in each case, any "associates" or members of the "immediate family" (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act, respectively) of any such Person), on the other hand;

          (ix)  any arrangement for receipt or repayment of any grant, subsidy or financial assistance from any Government Authority;

           (x)  any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

          (xi)  any agreement under which the Company or any Subsidiary has advanced or loaned any other Person (other than intercompany indebtedness or arrangements) amounts in the aggregate exceeding $25,000; and

         (xii)  any material agreement to which the Company or any Subsidiary is a party that is not otherwise disclosed in Section 4.13(a) of the Disclosure Schedule.

        (b)   Each Material Contract is a valid and binding obligation of the Company or any Subsidiary, as the case may be, and, to the Knowledge of the Company, a valid and binding obligation of each other party thereto. None of the Company, any Subsidiary or, to the Knowledge of the Company, any other party is in breach of, or in default under, or has repudiated, and no event has occurred which, with notice or lapse of time or both, would constitute a breach of, or a default under, any such Material Contract, except for such breach, default or repudiation that would not, individually or in the aggregate, have a Material Adverse Effect. The Company has made available to Parent a true and correct copy of each Material Contract (as amended to date). Neither the Company nor any Subsidiary is a party to any material oral contract.

        SECTION 4.14    Insurance.    (a) The Company and the Subsidiaries maintain insurance coverage with reputable insurers (including but not limited to reputable mutual insurers) in such amounts and covering such risks (including, war risk, hull and machinery protection and indemnity cover) as are in accordance with customary international tanker industry practice, except that neither the Company nor any Subsidiary maintains any insurance against loss of hire. The Company has made available to Parent and Newco a copy of all material insurance policies owned or held by the Company or any Subsidiary.

        (b)   Section 4.14(b) of the Disclosure Schedule sets forth with respect to each material insurance policy under which the Company or any Subsidiary has been an insured, a named insured, or otherwise the principal beneficiary of coverage at any time since December 31, 2001:

            (i)  the name, address, and telephone number of the agent;

           (ii)  the name of the insurer, the name of the principal insured, and the name of each named insured;

          (iii)  the policy number and the period of coverage; and

          (iv)  the scope and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage.

        (c)   With respect to each such insurance policy disclosed in Section 4.14(b) of the Disclosure Schedule: (i) the policy, except for policies that have expired under their terms, is in full force and effect; (ii) the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not result in the cancellation of such policy; (iii) neither the

Company nor any Subsidiary, nor, to the Knowledge of the Company, any other party to the policy is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notices) and no event has occurred that, with notice or the lapse of time, would constitute such a breach or default, or permit cancellation or modification, under the policy; and (iv) neither the Company nor any Subsidiary has received any notice of cancellation with respect to such policy.

        SECTION 4.15    Board Approval; Shareholder Vote Required.    (a) The Company Board, at a meeting duly called and held prior to the execution and delivery of this Agreement, has duly adopted resolutions: (i) approving this Agreement and the Merger; (ii) directing that this Agreement be submitted to a vote at a meeting of the shareholders of the Company, to be duly called in accordance with the LBCA and the Company's Articles of Incorporation and By-Laws; and (iii) recommending that the shareholders of the Company approve and authorize this Agreement.

        (b)   The affirmative vote of the holders of a majority of the Shares is the only vote of the holders of any class or series of capital stock of the Company necessary to approve and authorize this Agreement and the Merger.

        SECTION 4.16    Opinion of Financial Advisor.    The Company has received the written opinion of Morgan Stanley & Co. Incorporated ("Morgan Stanley"), dated September 19, 2004, to the effect that, as of such date, the Merger Consideration was fair, from a financial point of view, to the holders of Shares, a true and correct copy of which has been made available to Parent.

        SECTION 4.17    Proxy Statement.    The Proxy Statement, including any amendment thereof or supplement thereto, shall not, at the time the Proxy Statement, or any amendment thereof or supplement thereto, is first mailed to the shareholders of the Company, at the time of the Shareholders' Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no warranty is made by the Company with respect to information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

        SECTION 4.18    Brokers.    No broker, finder or investment banker (other than Morgan Stanley and Jefferies & Company Inc. ("Jefferies")) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. True and correct copies of the engagement letters of Morgan Stanley and Jefferies with the Company have been made available to Parent.

        SECTION 4.19    Vessels.    (a) Section 4.19(a) of the Disclosure Schedule sets forth a description of each Vessel, including its name, owner, capacity (dwt), year built, hull type, the country of its registration, its classification society, details of any warranty claims made on such Vessel and whether the Vessel is currently leased on the spot or time charter market.

        (b)   Except as set forth in Section 4.19(b) of the Disclosure Schedule or as would not have a Material Adverse Effect, each such Vessel (i) is duly registered in the country of its registration, (ii) is seaworthy and in good operating condition, (iii) has all national and international and trading certificates, each valid and unextended, which are required for the operation of such Vessel in the trades and geographic areas in which it is operated, (iv) has been classed by a classification society which is a member of the International Association of Classification Societies (IACS), and is fully in class with no outstanding material recommendations or notations, and, to the Knowledge of the Company, (A) no event has occurred and no condition exists that would cause such Vessel's class to be suspended or withdrawn, and (B) all events and conditions which are required to be reported as to class have been disclosed and reported to such Vessel's classification society.

        SECTION 4.20    Litigation.    Except as set forth in Section 4.20 of the Disclosure Schedule, there is no Action pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary or any of their respective assets or properties before any Governmental Authority that, if adversely decided, would, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor any Subsidiary nor any asset or property of the Company or any Subsidiary is subject to any continuing order of, or consent decree, settlement agreement or similar written agreement with, any Governmental Authority, or to any order, judgment, injunction or decree of any Governmental Authority that would, individually or in the aggregate, have a Material Adverse Effect.

        SECTION 4.21    Real Property.    Neither the Company nor any Subsidiary owns any real property.

        SECTION 4.22    Intellectual Property.    Section 4.22 of the Disclosure Schedule contains a complete and true list of all of the following that are owned or used by the Company or a Subsidiary in the conduct of its business: (a) material registered Intellectual Property, (b) pending patent applications or other applications for registrations of other material Intellectual Property, (c) computer software (other than mass-marketed software purchased or licensed for less than a cost of $25,000), and (d) trade or corporate names, Internet domain names and material unregistered trademarks and service marks. Except as set forth in Section 4.22 of the Disclosure Schedule, the Company or its Subsidiary owns all right, title and interest in and to the Intellectual Property required to be set forth on Section 4.22 of the Disclosure Schedule, free and clear of all material liens and encumbrances. To the Knowledge of the Company, the Company and the Subsidiaries have not infringed or misappropriated any third party Intellectual Property and neither the Company nor any Subsidiary has received any notices regarding the same, and to the Knowledge of the Company, no third party has infringed, misappropriated or otherwise conflicted with, or challenged the validity, enforceability or ownership of, any of the Intellectual Property that the Company or a Subsidiary owns or uses in the conduct of its business.

        SECTION 4.23    Powers of Attorney.    Except as set forth in Section 4.23 of the Disclosure Schedule, there are no outstanding powers of attorney executed on behalf of the Company or any Subsidiary.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND NEWCO

        As an inducement to the Company to enter into this Agreement, Parent and Newco hereby jointly and severally represent and warrant to the Company that:

        SECTION 5.01    Corporate Organization.    Each of Parent and Newco is, and Merger Sub will be, duly organized and validly existing and, to the extent such concept is legally recognized, in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has, and Merger Sub will have, the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be in good standing or to have such power and authority would not, individually or in the aggregate, prevent or materially delay consummation of the Merger, or otherwise prevent or delay Parent, Newco or Merger Sub from performing their respective obligations under this Agreement.

        SECTION 5.02    Articles of Incorporation and By-Laws.    Parent has or will make available to the Company, as the case may be, a copy of the Articles or Certificate of Incorporation and By-Laws or equivalent organizational documents, each as amended to date, of Parent, Newco and Merger Sub. Neither Parent nor Newco is, nor will Merger Sub be, in violation of any of the provisions of its Articles or Certificate of Incorporation or By-Laws or equivalent organizational documents.

        SECTION 5.03    Authority Relative to this Agreement.    Each of Parent and Newco has, and Merger Sub will have, all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger. The execution and delivery of this Agreement by Parent and Newco, the assignment by Newco of its rights hereunder to Merger Sub, the assumption by Merger Sub of Newco's obligations hereunder and the consummation of the Merger by Parent and Merger Sub has been or will be, as the case may be, duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Newco are, or in the case of Merger Sub will be, necessary to authorize this Agreement or such assignment and assumption or to consummate the Merger (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by the LBCA). This Agreement has been duly and validly executed and delivered by Parent and Newco and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Newco, enforceable against each of Parent and Newco in accordance with its terms. Upon the assignment by Newco to Merger Sub of its rights, and the assumption by Merger Sub of Newco's obligations, under this Agreement, assuming the due authorization, execution and delivery by the Company, this Agreement will constitute a legal, valid and binding obligation of Merger Sub.

        SECTION 5.04    No Conflict; Required Filings and Consents.    (a) The execution and delivery of this Agreement by Parent and Newco do not, and the assignment of Newco's rights hereunder to, and the assumption of its obligations hereunder by, Merger Sub and the performance of this Agreement by Parent, Newco and Merger Sub will not, (i) conflict with or violate the Articles or Certificate of Incorporation or By-Laws or equivalent organizational documents of either Parent, Newco or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.04(b) have been obtained and that all filings and obligations described in Section 5.04(b) have been made, conflict with or violate any Law applicable to Parent, Newco or Merger Sub or by which any property or asset of either of them is bound, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent, Newco or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent, Newco or Merger Sub is a party or by which Parent, Newco or Merger Sub or any property or asset of either of them is bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of the Merger, or otherwise prevent or materially delay Parent, Newco or Merger Sub from performing their respective obligations under this Agreement.

        (b)   The execution and delivery of this Agreement by Parent and Newco do not, and the assignment of Newco's rights hereunder to, and the assumption of its obligations hereunder by, Merger Sub will not, and the performance of this Agreement by Parent, Newco and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the merger control Laws of any member states of the European Community and any other jurisdictions in which the Company or any Subsidiary conducts business, the filing and recordation of appropriate merger documents as required by the LBCA, the filing of appropriate documents with relevant authorities of other jurisdictions in which the Company or any of the Subsidiaries conducts business and the filing of appropriate documents following the Effective Time with the Fair Trade Commission of South Korea, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of the Merger or otherwise prevent or materially delay Parent, Newco or Merger Sub from performing their respective obligations under this Agreement.

        SECTION 5.05    Proxy Statement.    The information supplied by Parent, Newco or Merger Sub for inclusion in the Proxy Statement, including any amendment thereof or supplement thereto, shall not, at the time the Proxy Statement, or any amendment thereof or supplement thereto, is first mailed to the shareholders of the Company, at the time of the Shareholders' Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no warranty is made by Parent, Newco or Merger Sub with respect to information supplied by the Company for inclusion or incorporation by reference therein.

        SECTION 5.06    Financing.    At Closing, Parent shall have the funds necessary to pay the aggregate Merger Consideration required to be paid pursuant to Section 3.01(a), to pay the aggregate Option Payments required to be paid pursuant to Section 3.04(a) and to perform its obligations under this Agreement.

        SECTION 5.07    No Vote Required.    No vote of the shareholders of Parent is required by Law, the Articles or Certificate of Incorporation or By-Laws or equivalent organizational documents of Parent or otherwise in order for Parent and Merger Sub to consummate the Merger.

        SECTION 5.08    Newco and Merger Sub.    (a) Merger Sub shall be formed solely for the purpose of engaging in the Merger. Newco has not engaged in or conducted any business activities or operations, and Merger Sub shall not engage in any other business activities or conduct any operations. The authorized capital stock of Newco consists of, and the authorized capital stock of Merger Sub will consist of, 10,000 ordinary shares, par value Cypriot Pound (CYP) 1 per share, and 500 shares of common stock, no par value per share, respectively. As of the date of this Agreement, 1,000 ordinary shares of Newco are issued and outstanding and, as of the Assignment Date, 500 shares of common stock of Merger Sub shall be issued and outstanding, all of which are or shall be entitled to vote.

        (b)   On or prior to the date that Newco assigns all of its rights hereunder to, and its obligations hereunder are assumed by, Merger Sub (the "Assignment Date"), the Board of Directors and the shareholder of Merger Sub shall have approved the Merger, the Agreement and Merger Sub's assumption of all of Newco's rights and obligations under the Agreement.

        SECTION 5.09    Brokers.    Neither the Company nor any Subsidiary shall be responsible for any brokerage, finder's or other fee or commission to any broker, finder or investment bank in connection with the Merger based upon arrangements made by or on behalf of Parent, Newco or Merger Sub.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

        SECTION 6.01    Conduct of Business by the Company Pending the Merger.    The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 6.01 of the Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, the businesses of the Company and the Subsidiaries shall be conducted in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business and consistent with past practice, and the Company shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers, employees and other Persons with which the Company or any Subsidiary has significant business relations. By way of amplification and not limitation, except as set forth in Section 6.01 of the Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, neither the Company nor any

Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent:

           (a)  amend or otherwise change its Articles of Incorporation or By-Laws or equivalent organizational documents;

           (b)  issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of any class of capital stock of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any Subsidiary (except for the issuance of shares of Common Stock issuable pursuant to Stock Options outstanding on the date of this Agreement in accordance with their terms), or (ii) any material assets of the Company or any Subsidiary, except pursuant to agreements existing prior to the execution of this Agreement and disclosed on the Disclosure Schedule;

           (c)  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned Subsidiary to the Company or any other Subsidiary and regular quarterly dividends on the Shares declared and paid in cash at times and in amounts consistent with past practice;

           (d)  reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock;

           (e)  (i) acquire (including by merger, consolidation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any assets, with an aggregate value in excess of $10,000,000, (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, or grant any security interest in any of its assets except for borrowings under existing credit facilities or in the ordinary course of business, and (iii) except for capital expenditures or expenditures contemplated by the capital budget of the Company attached as Section 6.01(e) of the Disclosure Schedule, authorize, or make any commitment to, any new capital expenditure or expenditures in excess of $10,000,000 in the aggregate;

            (f)  increase the compensation payable to its directors, officers or employees, except for increases in the ordinary course of business and consistent with past practice, or grant any severance or termination pay to (other than as required by applicable Law or existing employment agreements, collective agreements or severance plans, agreements or arrangements), or enter into, amend or modify any employment, bonus, change of control or severance agreement with, any director, officer or other employee of the Company or of any Subsidiary, except, with respect to those employees of the Company who are not officers, in the ordinary course of business and consistent with past practice, or establish, adopt, enter into or amend any collective agreement or Plan for the benefit of any director, officer or employee except as required by Law;

           (g)  take any action, other than actions required by U.S. GAAP or by applicable Law, with respect to accounting policies or procedures;

           (h)  pay, discharge or satisfy any material claim, liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and consistent with past practice;

            (i)  unless otherwise required by applicable Law (i) make, change or revoke any election relating to Taxes, (ii) change any annual accounting period, adopt or change any accounting method or (iii) enter into any closing agreement relating to Taxes, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the statute of limitations applicable to any Tax claim or assessment(other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), or take any other action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action or omission could have the effect of increasing the present or future Tax liability or decreasing any present or future Tax asset of the Company or any Subsidiary;

            (j)  take any action to cause its representations or warranties set forth in Article IV to be untrue in any material respect;

           (k)  amend, modify or terminate any Material Contract, except in the ordinary course of business and consistent with past practice; or

            (l)  announce an intention, enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

        SECTION 6.02    Conduct of Business by Parent, Newco and Merger Sub Pending the Merger.    Each of Parent and Newco agrees that, between the date of this Agreement and the Effective Time, it shall not and it shall cause Merger Sub not to, directly or indirectly, take, or propose to take, without the prior written consent of the Company, any action to cause the representations or warranties set forth in Article V to be untrue in any material respect.

ARTICLE VII

ADDITIONAL AGREEMENTS

        SECTION 7.01    Shareholders' Meeting.    As promptly as reasonably practicable after the date of this Agreement, the Company shall, in accordance with applicable Law and the Articles of Incorporation and By-Laws of the Company, duly call and hold a special meeting of the shareholders of the Company (the "Shareholders' Meeting") for the purpose of obtaining the approval and authorization of this Agreement by such shareholders and for such other purposes as may be necessary or desirable in connection with the Merger, and shall, subject to the fiduciary duties of the Company Board, include in the Proxy Statement to be mailed to the shareholders of the Company in connection therewith the recommendation of the Company Board that such shareholders approve and authorize this Agreement.

        SECTION 7.02    Proxy Statement.    As promptly as reasonably practicable after the date of this Agreement, the Company shall prepare the Proxy Statement. Parent shall furnish all information concerning itself and its affiliates that the Company may reasonably request in connection with the preparation of the Proxy Statement. The Company shall provide Parent with a reasonable opportunity to review and comment on the Proxy Statement, including all amendments thereof and supplements thereto, prior to such documents being mailed to the shareholders of the Company. The Company shall take all steps necessary to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as reasonably practicable after the date of this Agreement. If, at any time prior to the Effective Time, any information relating to the Company, Parent or any of their respective affiliates, officers or directors should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties, and, to the extent required by applicable Law, the Company shall disseminate an appropriate amendment thereof or supplement thereto describing such information to the shareholders of the Company.

        SECTION 7.03    Access to Information; Confidentiality.    (a)    Subject to applicable Law and confidentiality agreements, from the date of this Agreement until the Effective Time, the Company shall, and shall use all commercially reasonable efforts to cause the Subsidiaries and the officers, directors, employees and agents of the Company and the Subsidiaries to, afford Parent and its officers, employees, agents and advisors (including financial advisors, counsel and accountants) (collectively, "Representatives") access, during normal business hours and upon reasonable notice by Parent, to the officers, employees, agents, properties, assets, offices and other facilities, books and records of the Company and each Subsidiary, and shall furnish Parent with such financial, operating and other data and information as Parent or its Representatives may reasonably request.

        (b)   All information obtained by Parent or any other Person pursuant to this Section 7.03 shall be kept confidential in accordance with, and shall be subject to, the Confidentiality Agreement.

        SECTION 7.04    No Solicitation of Transactions.    (a)    The Company shall, and shall direct or cause its Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal. The Company shall not, directly or indirectly, and shall instruct its Representatives not to, directly or indirectly, (i) solicit or initiate the submission of any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, any Acquisition Proposal.

        (b)   Notwithstanding anything to the contrary in this Section 7.04, the Company Board may participate in any discussions or negotiations with, or furnish any information to, any Person that has made an unsolicited Acquisition Proposal, where the Company Board has (i) determined, in its good faith judgment (after consultation with its outside legal counsel or its financial advisors), that such Acquisition Proposal constitutes, or could lead to, a Superior Proposal, (ii) provided written notice to Parent of its intent to participate in discussions or negotiations with, or furnish information to, such Person, and (iii) obtained from such Person an executed confidentiality agreement on terms no more favorable to the other party than those contained in the Confidentiality Agreement. The Company shall notify Parent of any Acquisition Proposal it receives within one business day after receipt of such Acquisition Proposal and shall include the material terms and conditions of such Acquisition Proposal, but not the identity of the Person making the Acquisition Proposal. The Company shall notify Parent of any material modification to any Acquisition Proposal within one business day after such modification is proposed.

        (c)   The Company Board shall not withdraw or modify, in a manner adverse to Parent or Merger Sub, the recommendation by the Company Board of this Agreement; provided, however, that the Company Board may withdraw or modify any such recommendation if the Company Board determines, in its good faith judgment (after consultation with its outside legal counsel), that its failure to do so might reasonably be deemed to constitute a breach of its fiduciary duties under applicable Law.

        (d)   Nothing contained in this Section 7.04 shall prohibit the Company from making any disclosure to the shareholders of the Company, if the Company Board determines, in its good faith judgment (after consultation with its outside legal counsel), that it is required to do so to comply with its fiduciary duties under applicable Law.

        SECTION 7.05    Employee Benefits Matters.    From and after the Effective Time, Parent shall cause the Surviving Corporation and its subsidiaries to honor, in accordance with their terms, all contracts, agreements, arrangements, policies, plans and commitments of the Company and the Subsidiaries as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company or any Subsidiary. Employees of the Company or any Subsidiary shall receive credit for purposes of eligibility, participation and vesting (but not for benefit accruals) under any employee benefit plan, program or arrangement established or maintained by the Surviving Corporation or any of its subsidiaries for service accrued or deemed accrued prior to the Effective Time with the Company or any Subsidiary; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. In addition, Parent shall waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions to the same extent such limitations are waived under any comparable plan of Parent or its subsidiaries and recognize, for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by employees of the Company and the Subsidiaries in the calendar year in which the Effective Time occurs.

        SECTION 7.06    Directors' and Officers' Indemnification and Insurance.    The By-Laws of the Surviving Corporation shall contain provisions no less favorable to the recipients than those set forth in Article VIII of the By-Laws of the Company.

        (b)   The Surviving Corporation shall honor all the Company's obligations to indemnify (including any obligations to advance funds for expenses) the current or former directors and officers of the Company and the Subsidiaries for acts or omissions by such directors and officers occurring at or prior to the Effective Time to the extent that such obligations of the Company exist on the date of this Agreement, whether pursuant to the Articles of Incorporation or By-Laws of the Company, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of such Articles of Incorporation and By-Laws from the Effective Time.

        (c)   The Surviving Corporation shall use its commercially reasonable efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are not less favorable) with respect to matters occurring prior to the Effective Time.

        (d)   In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that such successors and assigns of the Surviving Corporation or, at Parent's option, Parent shall assume the obligations set forth in this Section 7.06.

        (e)   The Surviving Corporation shall not amend the By-Laws of the Surviving Corporation after the Effective Time if such action would adversely affect the rights of individuals who, on or prior to the Effective Time, were entitled to advances, indemnification or exculpation thereunder for actions or omissions by such individuals at any time at or prior to the Effective Time. The individuals referred to in the preceding sentence shall include any individuals who served at any time as directors or officers of any Subsidiary at the Company's request, it being acknowledged by the parties hereto that each director or officer of a Subsidiary is or was doing so at such request of the Company.

        SECTION 7.07    Further Action; Reasonable Efforts.    (a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) with respect to the Merger, make promptly its filings, and thereafter make any other required submissions, under any applicable merger control Laws of any member states of the European Community and any applicable merger control Laws of any other jurisdictions in which the Company or any Subsidiary conducts business and (ii) use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger, including using its commercially reasonable efforts to secure clearance of the Merger under all applicable merger control Laws of any member states of the European Community and any other jurisdictions in which the Company or any Subsidiary conducts business and to obtain all other consents, approvals, authorizations, qualifications and orders of Governmental Authorities and other Persons as are necessary to consummate the Merger. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their commercially reasonable efforts to take all such action.

        (b)   The parties hereto agree to cooperate and assist one another in connection with all actions to be taken pursuant to Section 7.07(a), including the preparation and making of the filings referred to therein and, if requested, amending or furnishing additional information thereunder, including providing copies of all related documents to the non-filing party and its advisors prior to filing, and, to the extent practicable, neither of the parties will file any such document or have any communication with any Governmental Authority without prior consultation with the other party. Each party shall keep the other apprised of the content and status of any communications with, and communications from, any Governmental Authority with respect to the Merger. To the extent practicable and permitted by a Governmental Authority, each party hereto shall permit representatives of the other party to participate in meetings and calls with such Governmental Authority.

        (c)   Each of the parties hereto agrees to cooperate and use its commercially reasonable efforts to vigorously contest and resist any Action, including administrative or judicial Action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Merger, including vigorously pursuing all available avenues of administrative and judicial appeal.

        SECTION 7.08    Public Announcements.    The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, unless otherwise required by applicable Law or the rules or regulations of any United States or non-United States securities exchange, each of Parent and the Company shall each consult with the other, provide such other party the opportunity to review and comment, and, to the extent such release contains information regarding such other party, obtain the consent of such other party (such consent not to be unreasonably withheld or delayed) before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger.

        SECTION 7.09    Transfer Taxes.    Each of Parent and the Surviving Corporation agrees to assume liability for and pay any sales, transfer, stamp, stamp duty, stock transfer, value added, use, real property transfer or gains and any similar Taxes, as well as any transfer, recording, registration and other fees that may be imposed upon it, or that may be payable or incurred by it in connection with the execution of this Agreement or the consummation of the Merger.

        SECTION 7.10    Notice of Developments.    The Company and Parent shall each give prompt written notice to the other of any material adverse development causing a breach of any of its own representations and warranties in Article IV and Article V, respectively. No disclosure by any party pursuant to this Section 7.10, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

        SECTION 7.11    Sonap Joint Venture.    Prior to the Closing Date, the Company will use its commercially reasonable efforts to secure a waiver from Sonap waiving Sonap's right to declare a default as a result of the Merger under Section 13.2 of the Shareholders Agreement, dated April 23, 2004, by and between the Company and Sonap relating to Stelcape Limited.

        SECTION 7.12    Resignations.    The Company shall use its commercially reasonable efforts to obtain and deliver to Parent evidence reasonably satisfactory to Parent of the resignation, effective as of the Closing, of each director of the Company and its Subsidiaries other than those whom Parent shall have specified in writing at least 20 business days prior to the Closing.

ARTICLE VIII

CONDITIONS TO THE MERGER

        SECTION 8.01    Conditions to the Obligations of Each Party.    The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or, if permissible, waiver of the following conditions:

          (a)    Shareholder Approval.    This Agreement shall have been approved and authorized by the shareholders of the Company in accordance with the LBCA and the Articles of Incorporation of the Company.

          (b)    No Order.    No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Merger illegal or otherwise preventing or prohibiting consummation of the Merger.

          (c)    Governmental Approvals.    Any waiting period (and any extension thereof) under the antitrust legislation of any relevant jurisdiction applicable to the Merger shall have expired or shall have been terminated.

        SECTION 8.02    Conditions to the Obligations of Parent and Merger Sub.    The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or, if permissible, waiver of the following additional conditions:

          (a)    Representations and Warranties.    The representations and warranties of the Company contained in this Agreement that are qualified by "materiality" or "Material Adverse Effect" shall be true and correct in all respects, and the representations and warranties of the Company contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as if made as of the Closing Date, except to the extent expressly made as of a specified date, in which case as of such date.

          (b)    Agreements and Covenants.    The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Company at or prior to the Effective Time.

          (c)    Officer's Certificate.    The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by an officer of the Company, certifying as to the satisfaction or, if permissible, waiver of the conditions specified in Sections 8.02(a) and 8.02(b).

          (d)    Legal Opinion.    Parent and Merger Sub shall have received from counsel to the Company an opinion in customary form with respect to the matters attached hereto as Exhibit 8.02(d), addressed to Parent and Merger Sub and on which Parent and Merger Sub's lenders shall be entitled to rely, and dated as of the Closing Date.

        SECTION 8.03    Conditions to the Obligations of the Company.    The obligations of the Company to consummate the Merger are subject to the satisfaction or, if permissible, waiver of the following additional conditions:

          (a)    Representations and Warranties.    The representations and warranties of Parent and Merger Sub in this Agreement that are qualified by "materiality" shall be true and correct in all respects, and the representations and warranties of Parent and Merger Sub contained in this Agreement that are not so qualified shall be true and correct in all material aspects, in each case as if made on the Closing Date, except to the extent expressly made as of a specified date, in which case as of such date.

          (b)    Agreements and Covenants.    Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent or Merger Sub at or prior to the Effective Time.

          (c)    Officer's Certificate.    Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an officer of Parent, certifying as to the satisfaction or, if permissible, waiver of the conditions specified in Sections 8.03(a) and 8.03(b).

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

        SECTION 9.01    Termination.    This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and authorization of this Agreement by the shareholders of the Company:

          (a)   by mutual written consent of Parent and the Company duly authorized by the Board of Directors of Parent and the Company Board;

          (b)   by either Parent or the Company if the Effective Time shall not have occurred on or before January 31, 2005; provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

          (c)   by either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which has become final and nonappealable and has the effect of making the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

          (d)   by either Parent or the Company if this Agreement shall have failed to receive the requisite vote for approval and authorization at the Shareholders' Meeting;

          (e)   by Parent if, prior to the Effective Time, the Company Board shall have (i) withdrawn or modified in a manner adverse to Parent or Merger Sub its recommendation of this Agreement, or (ii) approved or recommended any Acquisition Proposal; or

          (f)    by the Company if the Company Board shall have withdrawn or modified in a manner adverse to Parent or Merger Sub its recommendation of this Agreement.

        SECTION 9.02    Effect of Termination.    In the event of the termination of this Agreement pursuant to Section 9.01, written notice thereof shall forthwith be given by the terminating party to the other party specifying the provision pursuant to which such termination is made, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto after such termination (except that Sections 4.18, 5.09, 7.03(b), 9.02, 9.03 and Article X shall survive any such termination); provided, however, that nothing herein shall relieve any party from liability for any willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. Within two business days of the date of termination of this Agreement, the Company shall pay Parent (i) a fee of $20,000,000 plus Parent Expenses in the event that this Agreement is terminated by Parent or the Company pursuant to Section 9.01(e) or 9.01(f), respectively, or (ii) a fee of $6,000,000 in the event that this Agreement is terminated by Parent or the Company pursuant to Section 9.01(d), in each such case by wire transfer of same-day funds to an account designated in writing by Parent.

        SECTION 9.03    Expenses.    Except as set forth in Section 9.02, all costs and expenses incurred in connection with this Agreement and the Merger shall be paid by the party incurring such costs and expenses, whether or not the Merger is consummated.

        SECTION 9.04    Amendment.    This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the approval and authorization of this Agreement by the shareholders of the Company, no amendment shall be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

        SECTION 9.05    Waiver.    At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto or (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE X

GENERAL PROVISIONS

        SECTION 10.01    Non-Survival of Warranties, Covenants and Agreements.    The representations, warranties, covenants and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except that the covenants and agreements set forth in Sections 7.05, 7.06 and in Articles II, III and X shall survive the Effective Time, and the representations, warranties, covenants and agreements set forth in Sections 4.18, 5.09, 7.03(b), 9.02, 9.03 and Article X shall survive termination.

        SECTION 10.02    Notices.    All notices, requests, claims, demands and other communications hereunder shall be in writing in the English language and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in Person, by an internationally recognized overnight courier service (postage prepaid), by telecopy or email or by registered or certified mail (postage prepaid, return receipt requested), to the respective parties at the following addresses (or at such other address or telecopy number for a party as shall be specified in a notice given in accordance with this Section 10.02):

        if to Parent, Newco or Merger Sub:

    c/o Fortress Investment Group LLC
    1251 Avenue of the Americas, 16th Floor
    New York, New York 10020
    Telecopy: +1 (212) 798-6120
    Attention: Randal Nardone

        with a copy (which shall not constitute notice) to:

    Kirkland & Ellis LLP
    153 East 53rd Street
    New York, New York 10022
    Telecopy: +1 (212) 446-6460
    Attention: Frederick Tanne, Esq.
                       Michael Brosse, Esq.

        if to the Company:

    Stelmar Shipping Ltd.
    Status Center
    2A Aeros Street
    Vouliagmeni
    GR 16671 Athens
    Greece
    Telecopy: +30 210 967 0149
    Attention: Peter R. Goodfellow, President & CEO

        with a copy to:

    Shearman & Sterling LLP
    Broadgate West
    9 Appold Street
    London EC2A 2AP
    Telecopy: +44 (0)207 655 5500
    Attention: Bonnie Greaves, Esq.
                       Peter King, Esq.

        and to:

    Seward & Kissel LLP
    One Battery Park Plaza
    New York, NY 10004
    Telecopy: +1 (212) 480 8421
    Attention: Gary J. Wolfe, Esq.

        SECTION 10.03    No Other Warranties.    The parties do not rely on and have not been induced to enter into this Agreement on the basis of any representations, warranties, covenants, undertakings, indemnities or other statements whatsoever other than the representations and warranties contained in this Agreement.

        SECTION 10.04    Separate Warranties.    Each of the representations and warranties contained in this Agreement shall be construed as a separate and independent representation and warranty and (except where expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other representation or warranty or any other term of this Agreement.

        SECTION 10.05    Entire Agreement.    This Agreement and the Confidentiality Agreement set out the entire agreement between the parties hereto in relation to the subject matter hereof and thereof and, except in the case of fraud, supersede any previous written or oral agreements, understandings, undertakings, representations, warranties and arrangements of any nature between the parties in relation to the matters set forth in this Agreement. Without prejudice to the generality of the foregoing, Parent and Newco acknowledge and agree that, except as expressly set forth in this Agreement, no representation, warranty or other assurance has been given by the Company in respect of any projection, forecast or other forward-looking information.

        SECTION 10.06    Remedies and Waivers.    No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement or any other documents referred to herein shall affect that right, power or remedy or operate as a waiver thereof. The single or partial exercise of any right, power or remedy provided by Law or under this Agreement shall not preclude any further exercise of such right, power or remedy or the exercise of any other right, power or remedy. The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies (express or implied) provided by common law, statute, custom or otherwise.

        SECTION 10.07    Assignment.    This Agreement is personal to the parties to it. Accordingly, neither Parent nor Newco on the one hand nor the Company on the other hand may, without the prior written consent of the other, assign, hold in trust or otherwise transfer the benefit of all or any of the other's obligations under this Agreement, or any benefit arising under or out of this Agreement; provided, however, that Parent may assign all of its rights and obligations under this Agreement to one of its affiliates without the prior written consent of the Company; and provided further, however, that no later than five (5) days following the date of this Agreement, Newco shall assign to Merger Sub its rights (including its rights with respect to the Company's representations and warranties set forth in Article IV) and Merger Sub shall assume Newco's obligations hereunder. In the event any party hereto assigns its rights (including its rights with respect to another party's representations and warranties set forth herein) and obligations to another person as permitted by this Section 10.07, upon such person's acceptance of such assignment and assumption of such obligations, such assigning party shall have no further rights or obligations under this Agreement.

        SECTION 10.08    Third Party Rights.    This Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns; provided, however, that (a) the provisions in Article III above concerning payment of the Merger Consideration are intended for the benefit of the shareholders of the Company and holders of Stock Options and (b) the provisions in Section 7.06 above concerning insurance and indemnification are intended for the benefit of the individuals specified therein and their respective legal representatives.

        SECTION 10.09    Time of Essence.    Except as otherwise expressly provided in this Agreement, time is of the essence in this Agreement, both as regards any dates and periods mentioned and as regards any dates and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the parties.

        SECTION 10.10    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger is consummated as originally contemplated to the greatest extent possible.

        SECTION 10.11    Currency.    Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States dollars and all payments hereunder shall be made in United States dollars.

        SECTION 10.12    Governing Law and Submission to Jurisdiction.    Other than those provisions set forth herein that are required to be governed by the LBCA, this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of The City of New York. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Merger may not be enforced in or by any of the above-named courts.

        SECTION 10.13    Waiver of Jury Trial.    Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Merger. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Merger, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.13.

        SECTION 10.14    Appointment of Process Agent.    The parties hereto irrevocably appoint the Persons named below as their respective agents to accept service of process in New York in any legal action or proceedings arising out of or in connection with this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the relevant party:

        for Parent, Newco and Merger Sub:

    c/o Fortress Investment Group LLC
    Attention: Randal Nardone
    1251 Avenue of the Americas, 16th Floor
    New York, New York 10022
    Telecopy: +1 (212) 798-6120

        for the Company:

    Seward & Kissel LLP
    Attention: Gary J. Wolfe, Esq.
    One Battery Park Place
    New York, New York 10004
    Telecopy: +1 (212) 480-8421

Each party hereto shall inform each other party in writing of any change in the address of its process agent within 28 days of such change. If such process agent ceases to be able to act as such or to have an address in New York, the relevant party irrevocably agrees to appoint a new process agent in New York acceptable to the other parties and to deliver to the other parties within 14 days of receipt by the appointing party of written acceptance of such appointment a copy of a written acceptance of appointment by the new process agent. Nothing in this Agreement shall affect the right to serve process in any other manner permitted by Law.

        SECTION 10.15    Counterparts.    This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

        IN WITNESS WHEREOF, Parent, Newco and the Company have caused this Agreement to be executed on the date first written above by their respective officers thereunto duly authorized.

CASTLEHILL TRADING LIMITED
By:	/s/ WESLEY EDENS Name: Wesley Edens Title:
ANSBER TRADING LIMITED
By:	/s/ WESLEY EDENS Name: Wesley Edens Title:
STELMAR SHIPPING LTD.
By:	/s/ PETER GOODFELLOW Name: Peter Goodfellow Title: President & CEO

EXHIBIT 2.02

FORM OF CERTIFICATE OF MERGER

ARTICLES OF MERGER OF
Stelmar Shipping Ltd., a Liberian corporation (surviving corporation)
and
Stelfort Acquisition Inc., a Liberian corporation (corporation being merged)

UNDER SECTION 10.2 OF THE BUSINESS CORPORATION ACT OF THE
REPUBLIC OF LIBERIA

        The undersigned, being the President and Secretary of Stelmar Shipping Ltd., a Liberian corporation, the surviving corporation, and the [President/Vice President] and [Secretary/Assistant Secretary] of Stelfort Acquisition Inc. a Liberian corporation, the corporation being merged, for the purpose of merging the aforesaid corporations hereby certify:

          1.     The plan of merger pursuant to which these Articles are being filed is attached hereto as Exhibit A.

          2.     The Articles of Incorporation of Stelmar Shipping Ltd., a Liberian corporation, the surviving corporation, were filed with the Minister of Foreign Affairs as of the 23rd day of January, 1997 under the name of "Diostel Inc."

          3.     The Articles of Incorporation of Stelfort Acquisition Inc., a Liberian corporation, the corporation being merged, were filed with the Minister of Foreign Affairs as of the            , day of                        , 2004.

          4.     The merger set forth above was authorized by at least a majority of the Board of Directors and by the holders of a majority of the outstanding shares entitled to vote thereon of each constituent corporation, respectively, in compliance with the applicable provisions of the Business Corporation Act.

        IN WITNESS WHEREOF the undersigned have executed these articles of Merger this                        day of                        , 2004.

STELMAR SHIPPING LTD.	STELFORT ACQUISITION INC.:

President	[President/Vice President]

Secretary	[Secretary/Assistant Secretary]

)
)SS.:
)

On this            day of                        , 2004, before me personally came

known to me to be the individuals described in and who executed the foregoing instrument and they severally duly acknowledged and verified* to me that the execution thereof was their act and deed/the act and deed of the corporation.

EXHIBIT 8.02(d)

LEGAL OPINIONS

1.
The Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

2.
Upon the due filing of the Certificate of Merger with the Registrar, the Merger will be effective in accordance with the terms of the Agreement.

3.
The Company is a corporation duly organized, validly existing and in good standing under the laws of Liberia and has full corporate power and authority to carry on its business as not being conducted.

4.
The Company has full corporate power and authority to execute and deliver and perform its obligations under the Agreement, and all the corporate actions or approvals required for the execution, delivery and performance thereof by the Company have been duly taken or obtained.

5.
The Agreement has been duly executed and delivered by the Company.

APPENDIX B

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036

Board of Directors
Stelmar Shipping Ltd.
Status Center, 2A Aeros Street,
Vouliagmeni, 16671 Athens,
Greece

September 19, 2004

Members of the Board:

        We understand that Stelmar Shipping Ltd. ("Stelmar" or the "Company"), Castlehill Trading Ltd ("Parent") and Ansber Trading Ltd, a wholly owned subsidiary of Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated September 19, 2004 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent and each outstanding share of common stock, par value $0.02 per share (the "Company Common Stock"), of Stelmar, other than shares held in treasury or held by Parent, Merger Sub or any subsidiary of Parent or as to which dissenters' rights have been perfected, will be converted into the right to receive $38.55 per share in cash. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

        For purposes of the opinion set forth herein, we have:

  (a)
  reviewed certain publicly available financial statements and other business and financial information of the Company;

  (b)
  reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

  (c)
  reviewed certain financial projections prepared by the management of the Company;

  (d)
  discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  (e)
  reviewed the reported prices and trading activity for the Company Common Stock;

  (f)
  compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other comparable publicly-traded companies and their securities;

  (g)
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  (h)
  participated in discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors;

B-1

  (i)
  reviewed the Merger Agreement and certain related documents; and

  (j)
  performed such other analyses and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

        We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In the past, we have provided financial advisory and financing services to Fortress Investment Group LLC and have received fees in connection with such services. Morgan Stanley will also be providing such services to Fortress in the future and will receive fees for the rendering of these services.

        Please note that Morgan Stanley is a full service securities firm engaged in securities trading, investment management and brokerage activities, as well as providing investment banking, financing, and financial advisory services. In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of Stelmar or any other company that may be involved in this transaction.

        It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of our opinion may be included in its entirety in the proxy statement to be distributed to shareholders of the Company in connection with the Merger and, if required, in any filing required to be made by the Company with the Securities and Exchange Commission in connection with the Merger. In addition, Morgan Stanley expresses no opinion or recommendation as to how the holders of the Company Common Stock should vote at the shareholders' meeting to be held in connection with the Merger.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

B-2

Appendix C

LIBERIAN BUSINESS CORPORATION ACT—DISSENTERS' RIGHTS

§10.7 Right of dissenting shareholder to receive payment for shares.

        Any shareholder of a corporation shall have the right to dissent from any of the following corporate actions and receive payment of the fair value of his shares:

  (a)
  Any plan of merger or consolidation to which the corporation is a party;

  (b)
  Any sale or exchange of all or substantially all of the property and assets of the corporation not made in the usual and regular course of its business, including a sale in dissolution, but not including a sale pursuant to an order of a court having jurisdiction in the premises or a sale for cash on terms requiring that all or substantially all the net proceeds of sale be distributed to the shareholders in accordance with their respective interests within one year after the date of sale; or

  (c)
  Any re-domiciliation or de-registration and reregistration as another entity.

        Prior legislation:    1956 Code 4:30; Lib. Corp. L., 1948, §§30, 32; 1976 Liberian Code of Laws Revised, Chapter 10, §10.7, amended effective June 19, 2002.

§10.8 Procedure to enforce shareholder's right to receive payment for shares.

        1.    Objection by shareholder to proposed corporate action.    A shareholder intending to enforce his rights under section 9.7 or 10.7 to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a statement that he intends to demand payment for his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this Act or where the proposed action is authorized by written consent of the shareholders without a meeting.

        2.    Notice by corporation to shareholders of authorized action.    Within twenty days after the shareholders' authorization date, which term as used in this section means the date on which the shareholders' vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any who voted for or consented in writing to the proposed action.

        3.    Notice by shareholder of election to dissent.    Within twenty days a fter the giving of notice to him, any shareholder to whom the corporation was required to give such notice and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents, and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 10.3 shall file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or an outline of the material features thereof under section 10.3.

        4.    Dissent as to fewer than all shares.    A shareholder may not dissent as to fewer than all the shares, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to fewer than all the shares of such owner held of record by such nominee or fiduciary.

        5.    Effect of filing notice of election to dissent.    Upon filing a notice of election to dissent, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares.

        6.    Offer by corporation or other surviving or consolidated entity, or by re-domiciled corporation or reregistered entity to dissenting shareholder to pay for shares.    Within seven days after the expiration of the period within which shareholders may file their notices of election to dissent, or within seven days after the proposed corporate action is consummated, whichever is later, the corporation or, in the case of a merger or consolidation, the surviving or consolidated corporation or other entity, or in the case of re-domiciliation, the re-domiciled corporation or in the case of de-registration the reregistered entity, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the offering entity considers to be their fair value. If within thirty days after the making of such offer, the offering entity and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within thirty days after the making of such offer upon the surrender of the certificates representing such shares.

        7.    Procedure on failure of corporation or other entity to pay dissenting shareholder.    The following procedures shall apply if the corporation or other entity fails to make such offer within such period of seven days, or if it makes the offer and any dissenting shareholder fails to agree with it within the period of thirty days thereafter upon the price to be paid for shares owned by such shareholder:

  (a)
  The corporation or other entity shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the circuit court in the judicial circuit in Liberia in which the office of the corporation or other entity is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. If, in the case of merger, consolidation, re-domiciliation or reregistration the offering entity is a foreign entity without an office in Liberia, such proceeding shall be brought in the country where the office of the domestic corporation, whose shares are to be valued, was located;

  (b)
  If the corporation or other entity fails to institute such proceedings within such period of twenty days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter's rights shall be lost unless the circuit court, for good cause shown, shall otherwise direct;

  (c)
  All dissenting shareholders, excepting those who, as provided in paragraph 6, have agreed with the corporation or other entity upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation or other entity shall serve a copy of the petition in such proceeding upon each dissenting shareholder in the manner provided by law for the service of a summons;

  (d)
  The court shall determine whether each dissenting shareholder, as to whom the corporation or other entity requests the court to make such a determination, is entitled to receive payment for his shares. If the corporation or other entity does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholder's authorization date, excluding any appreciation or depreciation directly or indirectly induced by such corporate action or its proposal. The court may, if it so elects, appoint an appraiser to receive evidence and recommend a decision on the question of fair value;

  (e)
  The final order in the proceeding shall be entered against the corporation or other entity in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined. Within sixty days after the final determination of the proceeding, the corporation or other entity shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificates representing his shares.

        8.    Disposition of shares acquired by the corporation or other entity.    Shares acquired by the corporation or other entity upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be cancelled except that, in the case of a merger, consolidation or reregistration, they may be held and disposed of as the plan of merger, consolidation or de-registration and reregistration may otherwise provide.

        9.    Right to receive payment by dissenting shareholder as exclusive.    The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any right to which he might otherwise be entitled by virtue of share ownership, except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to such shareholder.

        10.    Application to non-share corporations.    The provisions of this section shall apply mutatis mutandis to non-share corporations with the substitution of members and membership interests for shareholders and shares.

        Prior legislation:    1956 Code 4:41; Lib. Corp. L., 1948, §41; 1976 Liberian Code of Laws Revised, Chapter 10, §10.8, amended effective June 19, 2002.

PLEASE DETACH PROXY CARD HERE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

☒	Please mark your vote as in this example

Your Board of Directors unanimously recommends that you vote "FOR" Proposal 1.

1.	To consider and vote upon a proposal to approve and authorize the Agreement and Plan of Merger, dated September 20, 2004, among Stelfort III Holding Inc. (as assignee of Castlehill Trading Limited), Stelfort III Acquisition Inc. (as assignee of Ansber Trading Limited) and Stelmar.	FOR ☐	AGAINST ☐	ABSTAIN ☐
2.	To transact such other business as may properly come before the special meeting.
DATE	2004
(Signature)
(Signature, if jointly held)
(Title)

Note: Please sign your name exactly as it appears on this Proxy. When shares are held jointly, each holder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

P R O X Y

PLEASE DETACH PROXY CARD HERE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

STELMAR SHIPPING LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 16, 2004

The undersigned shareholder of Stelmar Shipping Ltd. ("Stelmar") hereby appoints Peter Goodfellow and Olga Lambrianidou, and each of them individually, with full power of substitution, attorneys and proxies for the undersigned and authorizes them to represent and vote, as designated on the reverse side, all of the shares of common stock of Stelmar that the undersigned may be entitled, in any capacity, to vote at the special meeting of shareholders to be held at InterContinental The Barclay New York, 111 East 48th Street, New York, New York on November 16, 2004, at 10:00 a.m. (Eastern Standard Time) and at any adjournments or postponements thereof, with all the rights and powers the undersigned would possess if personally present, for the following purpose and with discretionary authority as to any other matters that may properly come before the meeting.

The Board of Directors unanimously recommends a vote "FOR" the approval and authorization of the Agreement and Plan of Merger, dated September 20, 2004, among Stelfort III Holding Inc. (as assignee of Castlehill Trading Limited), Stelfort III Acquisition Inc. (as assignee of Ansber Trading Limited) and Stelmar. This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no instruction is given, this proxy will be voted in favor of the proposal to approve and authorize the Agreement and Plan of Merger. Only shareholders who hold shares of record as of the close of business on October 14, 2004 will be entitled to receive notice of and to vote at the special meeting.

Please sign, date and return this card promptly using the enclosed postage-paid envelope.

CONTINUED AND TO BE SIGNED AND DATED ON REVERSE SIDE

QuickLinks

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS To Be Held on November 16, 2004

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING
SUMMARY OF THE MERGER
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
THE PARTIES TO THE MERGER
THE SPECIAL MEETING
THE MERGER
THE MERGER AGREEMENT
MARKET PRICE OF STELMAR COMMON STOCK AND DIVIDEND INFORMATION
Stelmar Common Stock Market Data
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND SENIOR MANAGEMENT
DISSENTERS' RIGHTS
SUBMISSION OF SHAREHOLDER PROPOSALS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
APPENDICES

ARTICLE I DEFINITIONS AND INTERPRETATION
ARTICLE II THE MERGER
ARTICLE III CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND NEWCO
ARTICLE VI CONDUCT OF BUSINESS PENDING THE MERGER
ARTICLE VII ADDITIONAL AGREEMENTS
ARTICLE VIII CONDITIONS TO THE MERGER
ARTICLE IX TERMINATION, AMENDMENT AND WAIVER
ARTICLE X GENERAL PROVISIONS
LEGAL OPINIONS
LIBERIAN BUSINESS CORPORATION ACT—DISSENTERS' RIGHTS
Your Board of Directors unanimously recommends that you vote "FOR" Proposal 1.
STELMAR SHIPPING LTD. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 16, 2004